04024554

April 12, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from February 1 2004 to March 31 2004.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 4/27

Regards,

By: ______________________

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM FEBRUARY 1, 2004 TO MARCH 31, 2004

A. ENGLISH LANGUAGE DOCUMENTS

1. Interim Financial Report for fiscal 2003 (Exhibit A1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Interim Financial Report for fiscal 2003 (Exhibit B1)
   See Annex B for a brief description.

2. Public Announcements (summary English translations attached):

   "Return of Substitutional Portion of SMBC's Pension Fund" dated February 10, 2004 (Exhibit B2(a)).

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Financial Report for fiscal 2003 (Exhibit B1)

   Booklet containing statistical data and narrative description of SMFG, made generally available to the public in Japan.

########

Exhibit A1

SMFG SUMITOMO MITSUI FINANCIAL GROUP

FISCAL YEAR 2003 INTERIM FINANCIAL REPORT

APRIL 1 — SEPTEMBER 30, 2003

SUMITOMO MITSUI FINANCIAL GROUP

SUMITOMO MITSUI BANKING CORPORATION

Our Mission

The Groupwide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

Profile (as of September 30, 2003)

Company Name: Sumitomo Mitsui Financial Group, Inc.

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan

Chairman of the Board: Akishige Okada (Concurrent Chairman of the Board at Sumitomo Mitsui Banking Corporation)

President & CEO: Yoshifumi Nishikawa (Concurrent President and CEO at Sumitomo Mitsui Banking Corporation)

Capital Stock: ¥1,247.7 billion

Business Description:
Management of the affairs of subsidiaries and relevant ancillary functions

Stock Exchange Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Shares Issued and Outstanding:

Ordinary Shares:	5,796,010.53
Type 1 Preference Shares:	67,000
Type 2 Preference Shares:	100,000
Type 3 Preference Shares:	800,000
Type 4 Preference Shares (1st series):	4,175
Type 4 Preference Shares (2nd series):	4,175
Type 4 Preference Shares (3rd series):	4,175
Type 4 Preference Shares (4th series):	4,175
Type 4 Preference Shares (5th series):	4,175
Type 4 Preference Shares (6th series):	4,175
Type 4 Preference Shares (7th series):	4,175
Type 4 Preference Shares (8th series):	4,175
Type 4 Preference Shares (9th series):	4,175
Type 4 Preference Shares (10th series):	4,175
Type 4 Preference Shares (11th series):	4,175
Type 4 Preference Shares (12th series):	4,175
Type 4 Preference Shares (13th series):	114,999

Credit Ratings

Credit ratings for applicable companies within SMFG as of December 31, 2003 are as follows:

○ **Sumitomo Mitsui Banking Corporation**

	Long-term	Short-term
Moody's	A3	P–1
S&P	BBB	A–2
Fitch	BBB+	F2
R&I	A	a–1
JCR	A+	J–1+

● **Sumitomo Mitsui Card Company, Limited**

	Long-term	Short-term
JCR	A+	J–1+

● **SMBC Leasing Company, Limited**

	Long-term	Short-term
JCR	A–	J–1

CONTENTS

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause such a material difference include, but are not limited to, those economic conditions referred to in this material as assumptions.

In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-5512-3411

February 2004

Printed on recycled paper

Foreword



We are pleased to present to you this interim financial report, covering the first half of fiscal 2003. We aim to provide full disclosure as part of our mission to enhance shareholder value, and hope that you will gain a greater understanding of our ongoing initiatives.

Against the background of a continued difficult business environment, Sumitomo Mitsui Financial Group, Inc. is committed to providing greater value-added products and services that meet our customers' exacting needs and thereby further solidifying their trust and support. At the same time, with a strengthened financial base, we will focus more energy on quickly delivering improved performances to enhance shareholder value.

We look forward to your continued support and encouragement as SMFG takes decisive steps toward a prosperous future.

February 2004

A. Okada Y. Nishikawa

Akishige Okada
Chairman of the Board

Yoshifumi Nishikawa
President and Chief Executive Officer

Building on the momentum created by the swift and solid progress in reaping the synergies from business consolidation at Sumitomo Mitsui Banking Corporation (SMBC), SMFG was established as a holding company in December 2002. In February 2003, Sumitomo Mitsui Card Company, Limited, SMBC Leasing Company, Limited, and The Japan Research Institute, Limited became wholly owned subsidiaries along with SMBC to optimize Group management and strengthen strategic businesses. These and other initiatives have fortified the core capital base and earnings capability of the Group.

In the first half of fiscal 2003, we moved aggressively from this reinforced position to strengthen the foundation for achieving higher sustainable profitability.

Business Environment and Policy

The Japanese economy stagnated in the first half of 2003 as the Iraq war, the outbreak of SARS, and other events led to a heightened sense of economic uncertainty. However, these worries receded and the economy entered a slow recovery trend in the summer, led by improving corporate earnings, resulting from business restructuring and recovering exports. With the gradually rising capital investment, mainly in the manufacturing industries, the deterioration in income and employment and the increase in the number of bankruptcies have been slowing down. Aided by overseas factors, stock prices have been recovering also. The business environment has been improving, but deflation, the overriding factor, continues to prevail.

Against this backdrop, we set decisive targets to rapidly improve asset quality and enhance profitability. We designated fiscal years 2003 and 2004 as the period for halving the non-performing loan ratio and further reducing shareholdings. In the Plan for Strengthening the Financial Base (the Plan), published in September 2003, we outlined our initiatives for enhancing profitability: expand business volume by utilizing the unified Groupwide capabilities to provide higher value-added services that match customers' needs; increase capital efficiency by improving the risk-return profile, and channel resources into high-profit businesses; and strengthen cost efficiency by reinforcing low-cost operation.

In the first half of fiscal 2003, I am pleased to report that significant progress was made in improving asset quality and reinforcing business models with competitive advantage in a number of strategic businesses to enhance profitability. Although we anticipate that the economy will remain in a slow recovery mode in the second half, we are firmly committed to further reinforcing the financial base by improving asset quality and profitability. At the same time, we remain steadfast in our focus on net profit and building up internal reserves.

Key Issues and Achievements

1. Improving Asset Quality

We moved swiftly to achieve the target of reducing the non-performing loan balance to ¥3,900 billion by the end of fiscal 2003 by off-balancing, corporate revitalization, and preventing deterioration of borrowers' financial conditions. As a result, we were able to achieve this target by the end of September 2003, six months ahead of schedule. We will maintain this momentum by utilizing the corporate recovery joint venture established with Goldman Sachs (Japan) Ltd., Daiwa Securities SMBC Principal Investments Co. Ltd., and Development Bank of Japan.

On the shareholdings front, in the first half of fiscal 2003, we achieved nearly 80 percent of the initial aim of selling at least ¥700 billion in cross-shareholdings during the fiscal year. We will continue to reduce our exposure to stock price fluctuations in the second half.

2. Enhancing Profitability

We also made steady headway on all fronts of the Plan to bolster profitability by: establishing business models with competitive advantage in several strategic businesses; significantly cutting costs; and utilizing the Groupwide capabilities to provide higher value-added services. We have taken additional steps to maintain this momentum in the second half.

In the middle market banking business, while remaining committed to improving spreads, we focused on loans to small and medium-sized enterprises (SMEs) by expanding and improving risk-taking products. The greater-than-expected number of new originations of *Business Select Loan*, a new-type unsecured loan for small enterprises, and other such unsecured products in the first half reflects the success of our business model. Our capacity to originate unsecured loans will be bolstered in the second half with the standardization of the credit-screening process implemented in the first half, further reducing credit-screening time and

cost. Under the deflationary environment, companies are strongly compelled to reduce interest-bearing debt, but we will effect a sweeping reinforcement of the lending business to reverse the downward trend in the loan balance. One such initiative is the change in our strategy for our office network, from streamlining to expansion. For example, sales offices will be newly established in areas with a huge potential SME customer base. For large and medium-sized companies, we will provide a wider range of financing solutions, such as loan syndication and asset securitization, through strengthened cooperation with Daiwa Securities SMBC Co. Ltd.

In the consumer banking business, we have a competitive advantage in marketing investment trusts and pension-type insurance products, and home mortgages. We will continue to establish new business models, such as a financing consultation service through the new delivery channel "SMBC Consulting Plaza," to further strengthen these strategic businesses. We originally set high targets to far surpass the previous fiscal year's results in these strategic businesses, but in fact, we are on course to exceed these targets by even wider margins.

On the cost front, we pushed up our schedule of achieving an annual cost structure of ¥600 billion by one year from fiscal 2004 to fiscal 2003, and made great strides in the first half by further reducing personnel expenses. We are reassessing procurement practices for supplies and imposing other rigorous measures to realize additional cuts in the second half.

Collaborations among Group companies are starting to bear fruit also. In April 2003, we transferred and integrated into JRI the systems-related functions of SMBC. JRI will act as the Group's IT company and be the main cog of the Group's information systems. Another illustration of Group teamwork is "One's Style," a new product jointly developed by SMBC and Sumitomo Mitsui Card, aimed exclusively at people in their 20s and 30s, which we launched in November 2003. Reinforcement of the Group's consumer finance business is next in line. Through these and other initiatives, we will raise the earnings potential Groupwide by capitalizing on the intrinsic strengths of each Group company.



In Closing

We believe "competitive business models" and "a strong, diversified business portfolio" are necessary to enable us to adapt to changing economic environments and achieve higher sustainable profitability. However, it takes time and fortitude for a huge company such as SMFG, with consolidated banking profit of more than ¥1 trillion, to boost profit 10% or 20%. Nevertheless, speed is of the essence. In strategically important markets with high growth prospects, we will quickly spot and act on opportunities to create new businesses, each of which should have the potential to generate tens of billions of yen in profit. We are firmly committed to seeking and realizing such opportunities.

Underpinning this drive for higher sustainable profitability is our dedication to provide greater value-added products and services to satisfy our customers' needs. The challenge going forward is to realize the opportunities and fulfill our potential, thereby improving our net worth and shareholder value. We respectfully continue to seek your valued support and guidance.

Yoshifumi Nishikawa
President and Chief Executive Officer
Sumitomo Mitsui Financial Group, Inc.

February 2004

▷ www.smbc.co.jp/global/

SUMITOMO MITSUI BANKING CORPORATION

SMBC

Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of two leading banks, The Sakura Bank, Limited and The Sumitomo Bank, Limited. In December 2002, Sumitomo Mitsui Financial Group, Inc. was established through a stock transfer as a holding company, under which SMBC became a wholly owned subsidiary. SMBC boasts a number of competitive advantages, including a strong customer base, the quick implementation of strategies, and an extensive lineup of financial products that leverage the expertise of strategic Group companies in specialized areas.

As a pivotal member of SMFG, SMBC works closely with other Group companies to offer customers highly sophisticated, comprehensive financial services.

■ Consolidated

	Billions of yen			
	Sept. 30, 2003	Mar. 31, 2003	Mar. 31, 2002	Mar. 31, 2001
For the Interim Term (Year):				
Total income	¥ 1,408.4	¥ 3,561.8	¥ 3,809.1	¥ 4,501.2
Income (loss) before income taxes and minority interests	168.8	(542.7)	(604.3)	405.5
Net income (loss)	132.3	(429.3)	(463.9)	132.4
At Interim Term- (Year-) End:				
Total stockholders' equity	¥ 2,482.6	¥ 2,142.5	¥ 2,912.6	¥ 4,013.0
Total assets	98,449.9	102,394.6	108,005.0	119,242.7



Company Name:	Sumitomo Mitsui Banking Corporation
Business Profile:	Banking
Establishment:	June 6, 1996
Head Office:	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
President & CEO:	Yoshifumi Nishikawa
Number of Employees: (as of September 30, 2003)	23,838
Network: (as of September 30, 2003)	
Domestic:	1,416 locations*
Branches	466 (including 28 specialized deposit account branches)
Subbranches	107
Agencies	2
Offices handling nonbanking business	10
Automated service centers	831
Overseas:	37 locations
Branches	20
Subbranches	3
Representative offices	14

*Excluding the number of ATMs installed at corporate client facilities and convenience stores

▶ www.smbc-card.com

SUMITOMO MITSUI CARD COMPANY, LIMITED

Sumitomo Mitsui Card Company, Limited was established in December 1967 as The Sumitomo Credit Service Company, Limited. As the pioneer in the issuance of the Visa Card in Japan after starting operations in June 1968, it has been supported by many customers and continues to hold the leading position in the domestic card industry. Its name was changed to Sumitomo Mitsui Card Company, Limited in April 2001. In July of that year, the company integrated the Visa and MasterCard operations of Sakura Card Co., Ltd. Revenue for the year ended March 31, 2003 came to ¥3,036 billion, with the number of cardholders reaching 12 million.

Committed to being a world-class leader in its field, Sumitomo Mitsui Card provides its customers with the most convenient and user-friendly card services.

	Billions of yen			
	Sept. 30, 2003	Mar. 31, 2003	Mar. 31, 2002	Mar. 31, 2001
For the Interim Term (Year):				
Revenues from credit card operations	¥1,581.6	¥3,035.5	¥2,813.1	¥2,469.5
Operating revenue	61.6	122.1	116.4	101.6
Operating profit	6.3	16.0	9.6	14.8
At Interim Term- (Year-) End:				
Number of cardholders (in thousands)	12,335	12,118	11,708	8,464
Number of merchant outlets (in thousands)	2,801	2,699	2,531	2,383



Company Name:	Sumitomo Mitsui Card Company, Limited
Business Profile:	Credit card services
Establishment:	December 26, 1967
Head Office:	
Tokyo Head Office	5-2-10, Shimbashi, Minato-ku, Tokyo
Osaka Head Office	4-5-15, Imahashi, Chuo-ku, Osaka
President & CEO:	Michiyoshi Kuriyama
Number of Employees: (as of September 30, 2003)	1,741

▷ www.smbcleasing.co.jp

SMBC LEASING COMPANY, LIMITED

SMBC Leasing Company, Limited, and its own subsidiaries specialize in leasing for corporate customers' large-scale capital investment needs and have earned an excellent reputation by providing tailor-made solutions to customers. The company and its subsidiaries combine a broad spectrum of products such as leasing of overseas facilities, leasing of eco-friendly equipment, Internet-equipment leasing and sales-type leasing.

In January 2003, SMBC Leasing launched the "*Select Lease*" service, which is designed to respond promptly to the needs of small and medium-sized businesses. The company and its subsidiaries are also actively engaged in the leasing of motor vehicles and in a rental business focused on instruments, PCs and other IT equipment, as well as various measuring instruments.

In recent years, the extremely fast pace of technological progress and the need for companies to greatly improve efficiency have made leasing, from the perspective of corporate management strategy, an effective option for plant and equipment investment. As a pioneer and industry leader, SMBC Leasing seeks to ensure consistently higher levels of quality in the services it provides.

	Billions of yen			
	Sept. 30, 2003	Mar. 31, 2003	Mar. 31, 2002	Mar. 31, 2001
For the Interim Term (Year):				
Revenues from leasing operations	¥267.5	¥466.4	¥443.6	¥409.5
Operating revenue	247.5	515.0	479.0	470.0
Operating profit	10.0	20.4	16.9	16.4



Company Name: SMBC Leasing Company, Limited
Business Profile: Leasing
Establishment: September 2, 1968
Head Office: 3-9-4, Nishishimbashi, Minato-ku, Tokyo
President & CEO: Youhei Shiraga
Number of Employees: 1,070
(as of September 30, 2003)

▷ www.jri.co.jp/english/

The Japan Research Institute, Limited

The Japan Research Institute, Limited (JRI) is a "knowledge engineering" company that offers comprehensive high-value-added services, effectively combining the three functions of information systems integrator, consultant, and think-tank. Targeting customers in a wide range of sectors, JRI offers services such as the design and development of strategic information systems, and the provision of outsourced services. The institute particularly enjoys a high reputation in the development of IT systems for the financial services industry. It is also active in research and analysis of both domestic and overseas economies, formulation of policy recommendation and management innovation, and IT-related consulting. JRI also assists in the incubation of new markets and businesses.

JRI plays a key role as the core IT specialist within the Group, and we intend to leverage the merits offered by SMBC's computer system resources, related expertise, and greater scale to enable us to provide still more sophisticated solutions and become the top player in this field.

	Billions of yen			
	Sept. 30, 2003	Mar. 31, 2003	Mar. 31, 2002	Mar. 31, 2001
For the Interim Term (Year):				
Operating revenue	¥45.6	¥70.2	¥67.4	¥63.7
Operating profit	1.5	7.6	7.5	7.9



Company Name: The Japan Research Institute, Limited
Business Profile: Systems engineering, data processing, management consulting, and economic research
Establishment: November 1, 2002
Head Office: 16, Ichibancho, Chiyoda-ku, Tokyo
President & CEO: Shunichi Okuyama
Number of Employees: 3,177
(as of September 30, 2003)

Steps Toward Development of Corporate Revitalization Business

SMFG has been taking strong measures to establish a major position in the corporate revitalization business, with a view to nurturing it into a significant new source of earnings.

We believe that by applying investment-banking methods, as well as various other financial tools, including loans and investments, we can realize a system under which the successful revitalization of companies will lead automatically to increased profit opportunities.

Corporate Recovery Joint-Venture Company and Loan Purchase Fund

SMFG, Goldman Sachs (Japan) Ltd. (referred to hereinafter collectively with its affiliates as "the GS Group") and Daiwa Securities SMBC Principal Investments Co. Ltd. (referred to hereinafter collectively with its affiliates as "the Daiwa Securities SMBC-PI Group"), together with Development Bank of Japan (DBJ), have formed a joint venture to engage in the corporate revitalization business, under the name of SMFG Corporate Recovery Servicer Co., Ltd.

The four parties in this joint venture will work together closely, contributing their top-class know-how and human resources to the financial and business restructuring of companies with good future potential.

Daystar Fund

Mitsui Sumitomo Insurance Company Limited (MSI), Sumitomo Mitsui Banking Corporation (SMBC), and Daiwa Securities SMBC-PI have jointly launched a corporate restructuring fund under the name of Daystar Fund. The purpose of the fund is to help revive companies which have excess liabilities but whose core businesses are stable.

■ Outline of corporate recovery joint venture and loan purchase fund


SMFG
GS Group
Daiwa Securities SMBC-PI Group
DBJ
Day-to-day contact
Target companies
SMFG Corporate Recovery Servicer Co., Ltd.
Human resources
SMBC
Management Agreement
Feasibility study
Consider additional funding
Consultation
Devise exit refinancing plan
Human resources
GS Group
Daiwa Securities SMBC-PI Group
DBJ
Loan purchase
Japan Endeavor Fund
Investment Committee
Decides purchase prices and exit strategy
Loan purchase
Other banks
Purchase loans at market prices
Silent partnership investment
Borrowings (incl. from DBJ)
GS Group
Daiwa Securities SMBC-PI Group
SMBC

The GS Group and the Daiwa Securities SMBC-PI Group have jointly set up the Japan Endeavor Fund, which will purchase loans that have been made to the target companies by SMBC and other banks.

SMFG Corporate Recovery Servicer will undertake the business of achieving recovery for specific target companies from the Japan Endeavor Fund. In addition to close cooperation from the managements of the target companies, featuring extensive communication on a daily basis, the joint venture will deploy a wide range of financial methods, including investment-banking methods, in pursuit of its goal of corporate recovery.

■ Outline of Daystar Fund


Investment Committee
(representatives of investors, CPAs, etc.)
Decision-making for Fund
MSI
SMBC
Daiwa Securities SMBC-PI
Regional financial institutions & other investors
Investments
Daystar Fund
Investments in corporate restructuring
Purchase of non-performing loans
Banks & other financial institutions
Daiwa Securities SMBC-PI
Undertakes operation of Fund

The Daystar Fund will purchase loans to the target companies made by SMBC and other financial institutions.

Daiwa Securities SMBC-PI, which is responsible for the operation of the fund, will utilize the know-how of all the partners in the venture to support the target companies in their efforts to restructure their financial bases and businesses.

The solicitation of participation by regional financial institutions and other investors in the fund's activities is being examined.

Reinforcing Loan Business for Small and Medium-Sized Corporate Customers

Increased lending to new customers through the active promotion of *Business Select Loan* and other risk-taking products

SMFG has been actively promoting the business of loans to small and medium-sized corporate customers, principally through the loan products described below.

Vigorous Marketing of *Business Select Loan*

Business Select Loan, the full-scale marketing of which began in March 2002, is an unsecured loan product specifically designed for small and medium-sized enterprises (SMEs) with annual sales of less than ¥1 billion. This product, which is available up to a maximum of ¥50 million per loan, features a rapid credit screening process. We widely advertised *Business Select Loan* to raise its recognition rate among customers, and provided marketing services closely tailored to the needs of SMEs through Business Support Offices staffed by specialists from SMBC's Corporate Business Office. As a result, as of September 30, 2003, aggregate loans to this customer segment stood at ¥780 billion, of which 54.8% consisted of loans to new customers.

Expanding Our Lineup of Risk-Taking (Unsecured) Loans

SMBC's *N-Fund Loans*, which are targeted at corporate customers with annual sales of ¥1 billion or more, are part of our drive to expand our portfolio of unsecured loan products with an appropriate risk-return profile.

We will continue to develop and market other risk-taking products to attract new customers.

■ **Cumulative Total Value of *Business Select Loans***



(Billion yen)
900
800
700
600
500
400
300
200
100
0
The percentage of new borrowers to total borrowers of *Business Select Loans* outstanding as of September 30, 2003
Existing customers
45.2%
New customers
54.8%
Mar. Apr. May June July Aug. Sept. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May June July Aug. Sept.
2002
2003

One's Style—New-Type Account Service for Customers in Their 20s and 30s

Personally tailored financial management style for the younger generation

In November 2003 we launched *One's Style*, a new service limited to customers in their 20s and 30s. Aimed at winning long-term customer loyalty, this product was jointly designed by young employees at SMBC and Sumitomo Mitsui Card Company, Limited.

One's Style is a new kind of service that expands on the features of the existing *One's plus* service to offer a bank card with loan and settlement functions. Customers are able to use a single card as a bank card, a credit card, and a bank loan card, and instead of a conventional bank book, they can access online their bank records via PC or cell phone.

One's Style is the first banking service in Japan to be designed specifically for customers in their 20s or 30s as of the date of application. Not only do people in this age group comprise the majority of customers opening new accounts, they also account for 70% to 80% of applicants for credit cards and card loans. This new service offers appealing financial products in an easy-to-understand way, which makes marketing both effective and resource-efficient.

SMFG's cutting-edge financial products—designed to meet the needs of the younger generation with a special emphasis on user convenience—have been very well-received, with *One's Style* winning the 2003 Nikkei Superior Products and Services Awards for Excellence.

We will continue expanding our lineup of products and services taking into account customer requirements, and we intend to incorporate our customers' views to continuously enhance product quality.



新しい口座。
20代30代専用。
1 ATM時間外手数料なし。
2 海外でも使えるクレジット機能付き。
3 残高不足を自動バックアップ。
4 ネットやケータイでいつでも残高照会。
20代30代専用 新スタイル口座
One's Style デビュー
三井住友銀行

SMBC poster advertising "*One's Style*"



口座の照会も、クレジットカードの利用明細の確認も、Webや携帯電話で。
例えば、インターネットで口座照会。残高や入出金情報をチェックできます。
20代30代専用 新スタイル口座
One's Style
三井住友銀行

View the account balance and credit card transactions online and via cell phone (Poster)

Further strengthening our framework for supporting customers' business operations in the promising Asian market

Bolstering China-Related Business

In December 2002 we established the China Business Promotion Department within SMBC, staffed mainly by personnel experienced in doing business in China. This enabled us to effectively meet a wider range of customer needs relating to business operations in China.

In the past year, we have been holding China Seminars all across Japan, which have been attended by over 1,800 corporate representatives. In China itself, we have jointly held seminars with local authorities on the investment environment in specific development zones as well on the general investment situation in the country as a whole.

In June 2003, we established the China Business Club, a membership-system club operated by SMBC Consulting Co., Ltd., to provide an even higher level of value-added services across a wide range of businesses for companies operating in China as well as those interested in entering the Chinese market. Services are provided with the collaboration of outside experts on the Chinese market, and free consultations are offered. Further information is provided through the publication of a monthly magazine devoted to Chinese business affairs, as well as a website. The club also offers a wide range of support services for companies doing business in China, including holding lectures on business circumstances and new developments, and arranging business opportunities between members.

We plan to build on our achievements by expanding the range of services offered by the China Business Club while further refining our Groupwide system of support for China-related business to help our customers grow their operations in that country.

Debt Capital Markets Department Opens Offices in Singapore and Hong Kong

To strengthen our capability to provide customers with leading-edge financial solutions for the Asian market, where further growth is expected in the near future, SMBC's Debt Capital Markets Department opened offices in the Bank's Singapore and Hong Kong branches on January 2, 2004.

Japanese, U.S. and European companies are expanding operations in countries on the Asian mainland. As a result, rapid growth is also being seen in demand for sophisticated financial solutions such as the securitization of receivables and real estate.

In response to this demand, SMFG is working to expand its roster of specialists with extensive experience in the Asian market, enabling us to quickly obtain an accurate picture of our customers' financial needs and design more precise and effective financial solutions. Furthermore, we are confident that the operation of the Debt Capital Markets Department, through its new offices in Singapore and Hong Kong, will allow us to track developments in the local underwriting market with greater accuracy, leading to the development of a more effective risk-taking system.


中国ビジネスクラブ
皆様の中国ビジネスをサポートする情報誌
2004
JAN
1
大連
整備進む物流、集積する外資
東北振興の拠点として政府も重視
Interview
Case Study
SMBCコンサルティング

Magazine for China Business Club members

Financial Highlights

Sumitomo Mitsui Financial Group, Inc.

Six months ended September 30, 2003 and year ended March 31, 2003

Consolidated

	Millions of yen	
	Sept. 30, 2003	Mar. 31, 2003
For the Interim Term (Year):		
Total income	**¥ 1,802,256**	¥ 3,518,293
Total expenses	**1,615,376**	4,109,207
Net income (loss)	**143,492**	(465,359)
At Interim Term- (Year-) End:		
Total stockholders' equity	**¥ 2,745,476**	¥ 2,424,074
Total assets	**100,725,500**	104,607,449
Risk-monitored loans	**4,422,255**	5,770,700
Reserve for possible loan losses	**1,699,431**	2,243,542
Net unrealized gains (losses) on other securities	**303,629**	(30,643)
Capital ratio (BIS guidelines)	**10.94%**	10.10%
Number of employees	**43,813**	42,996
Per Share (Yen):		
Stockholders' equity	**¥165,291.87**	¥106,577.05
Net income (loss)	**24,993.09**	(84,324.98)
Net income — diluted	**15,608.81**	—

Notes: 1. Unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month of the respective reporting period.
2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.

Nonconsolidated

	Millions of yen	
	Sept. 30, 2003	Mar. 31, 2003
For the Interim Term (Year):		
Operating income	**¥ 7,146**	¥ 131,519
Operating expenses	**1,508**	971
Net income	**4,829**	124,738
Capital stock	**1,247,650**	1,247,650
Number of shares issued		
Preferred stock	**1,132,099**	1,132,100
Common stock	**5,796,010**	5,796,000
At Interim Term- (Year-) End:		
Total stockholders' equity	**¥3,127,494**	¥3,156,086
Total assets	**3,357,722**	3,413,529
Number of employees	**98**	94
Per Share (Yen):		
Stockholders' equity	**¥229,727.04**	¥231,899.30
Dividends:		
Common stock	—	3,000
Preferred stock (Type 1)	—	10,500
Preferred stock (Type 2)	—	28,500
Preferred stock (Type 3)	—	13,700
Preferred stock (1st series Type 4)	—	19,500
Preferred stock (2nd series Type 4)	—	19,500
Preferred stock (3rd series Type 4)	—	19,500
Preferred stock (4th series Type 4)	—	19,500
Preferred stock (5th series Type 4)	—	19,500
Preferred stock (6th series Type 4)	—	19,500
Preferred stock (7th series Type 4)	—	19,500
Preferred stock (8th series Type 4)	—	19,500
Preferred stock (9th series Type 4)	—	19,500
Preferred stock (10th series Type 4)	—	19,500
Preferred stock (11th series Type 4)	—	19,500
Preferred stock (12th series Type 4)	—	19,500
Preferred stock (13th series Type 4)	—	3,750
Net income	**833.45**	18,918.33

Note: All SMFG employees are on secondment assignment from SMBC.

Sumitomo Mitsui Banking Corporation

Six months ended September 30, 2003 and 2002, and year ended March 31, 2003

■ Consolidated

	Millions of yen		
	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003
For the Interim Term (Year):			
Total income	**¥ 1,408,367**	¥ 1,765,477	¥ 3,561,843
Total expenses	**1,239,610**	1,655,128	4,104,514
Net income (loss)	**132,388**	55,145	(429,387)
At Interim Term- (Year-) End:			
Total stockholders' equity	**¥ 2,482,647**	¥ 2,690,010	¥ 2,142,544
Total assets	**98,449,957**	104,396,997	102,394,637
Risk-monitored loans	**4,352,301**	6,235,319	5,683,134
Reserve for possible loan losses	**1,652,181**	2,049,472	2,201,830
Net unrealized gains (losses) on other securities	**302,671**	(835,048)	(27,471)
Capital ratio (BIS guidelines)	**11.21%**	10.37%	10.38%
Number of employees	**35,547**	43,748	35,523
Per Share (Yen):			
Stockholders' equity	**¥21,558.27**	¥243.56	¥15,353.34
Net income (loss)	**2,415.33**	9.67	(10,429.29)
Net income — diluted	**2,335.62**	7.01	—

Notes: 1. Figures for the six months ended September 30, 2002 are those of the former SMBC. The figures include the financial results of the former Wakashio Bank.
2. Unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month of the respective reporting period.
3. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.

□ Nonconsolidated

	Millions of yen			
	Sept. 30, 2003	Sept. 30, 2002		Mar. 31, 2003
For the Interim Term (Year):				
Total income	**¥ 1,232,071**	¥ 1,249,482		¥ 2,424,023
Total expenses	**1,089,082**	1,187,839		3,095,011
Net income (loss)	**139,659**	45,538		(478,304)
(Appendix)				
Gross banking profit (A)	**¥ 795,339**	¥ 903,339		¥ 1,760,684
Banking profit	**499,308**	557,497		875,511
Banking profit (excluding transfer to general reserve for possible loan losses)	**499,308**	578,061		1,113,643
Expenses (excluding nonrecurring losses) (B)	**296,030**	325,278		647,040
Expense ratio (B) / (A)	**37.2%**	36.0%		36.7%
At Interim Term- (Year-) End:				
Total stockholders' equity	**¥ 2,611,621**	¥ 3,020,063		¥ 2,279,223
Total assets	**92,779,975**	99,389,814		97,891,161
Deposits	**57,746,253**	57,770,944		58,610,731
Loans and bills discounted	**55,153,522**	59,283,833		57,282,365
Securities	**21,847,113**	22,427,023		23,656,385
Risk-monitored loans	**3,833,032**	5,649,384		5,169,531
Problem assets based on the Financial Reconstruction Law	**3,866,611**	5,721,722		5,261,345
Reserve for possible loan losses	**1,518,988**	1,877,194		2,074,797
Net unrealized gains (losses) on other securities	**306,912**	(818,990)		(17,857)
		Former SMBC	Former Wakashio Bank	
Capital stock	**¥559,985**	¥1,326,746	¥20,831	¥559,985
Capital ratio (BIS guidelines)	**11.51%**	11.52%	8.47%	10.49%
ROE	**24.34%**	4.98%	6.55%	—%
Number of employees	**18,792**	21,940	641	19,797
Per Share (Yen):				
Stockholders' equity	**¥23,911.29**	¥297.44	¥50,686.13	¥17,846.95
Dividends:				
Common stock	**528**	19.17	—	19.17
Preferred stock (Type 1)	**10,500**	/	/	—
Preferred stock (Type 2)	**28,500**	/	/	—
Preferred stock (Type 3)	**13,700**	/	/	—
Preferred stock (First series Type 1)	**/**	10.50	/	10.50
Preferred stock (Second series Type 1)	**/**	28.50	/	28.50
Preferred stock (Type 5)	**/**	13.70	/	13.70
Net income	**2,547.97**	7.86	1,624.10	68,437.74

Notes: 1. Figures for the six months ended September 30, 2002 are combined figures of the former SMBC and the former Wakashio Bank.
2. Figures related to profit or loss for the year ended March 31, 2003 included the former SMBC's operating results for the period from April 1, 2002 to March 16, 2003 to make possible a substantive comparison with previous term.
3. Please refer to page 64 for the definitions of risk-monitored loans and problem assets based on the Financial Reconstruction Law.
4. Unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month of the respective reporting period. For details, please refer to page 31.
5. Interim dividends for fiscal 2003 will be paid to stockholders and registered pledgees on the register on December 31, 2003. The maximum payable amounts represent in the table above, and the actual amounts and other details will be decided at a meeting of Board of Directors to be held after January 2004.
6. Capital ratios are calculated in accordance with the BIS standards, except for Wakashio Bank for the six-month period ended September 30, 2002 (prior to merger), which is calculated in accordance with domestic standards.
7. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees, temporary staff, and executive officers who are not also Board members. Number of employees of the former Wakashio Bank represents number of full-time workers.

SMFG's New Plan for Strengthening the Financial Base

Background

In December 2000, SMBC published "The Plan for Strengthening the Financial Base of the Bank" (the Plan). However, two events necessitated the revision of the Plan—now published by SMFG under the name "Plan for Strengthening the Financial Base" (the New Plan) and covering the entire Group—in accordance with the Financial Reconstruction Commission guideline on reassessment of banks' plans for strengthening their financial bases (issued September 30, 1999) and Article 1.2 of the Enforcement Ordinance of the Law Concerning Emergency Measures for the Revitalization of the Functions of the Financial System. First, there was a major change in the management structure with the establishment of SMFG, in December 2002, through the transfer of shares from SMBC, which then became its wholly owned subsidiary. Second, two years had passed since the establishment of the Plan.

SMFG has encapsulated its Groupwide management philosophy under the following three mission statements: (1) to provide optimum added value to our customers and together with them achieve growth; (2) to create sustainable shareholder value through business growth; and (3) to provide a challenging and professionally rewarding work environment for our dedicated employees. Guided by this philosophy, we are committed to enhancing profitability and strengthening the financial base of the Group, and thereby achieving higher shareholder value.

Accordingly, under the New Plan, covering the period until March 31, 2007, we have set performance targets for each business term, drawn up a plan for the reorganization of the Group's business operations, and devised specific measures for raising the Group's earnings capability and reinforcing its financial position.

Business Restructuring Plan

SMFG intends to pursue business rationalization through the implementation of three basic policies: (1) expand business volume by utilizing the unified Groupwide capabilities to provide higher value-added services that match customers' needs; (2) increase capital efficiency by improving the risk-return profile, and channel resources into high-profit businesses; and (3) strengthen cost efficiency by reinforcing low-cost operation.

With these aims in view, we are taking steps to build on the synergistic benefits of the merger that we have already realized by effecting reforms in two areas: Business Reform and Structural Reform. Firstly, at the level of actual operations, we are radically reforming the way we conduct commercial banking business on a full-scale basis. Secondly, with regard to Groupwide structural reform, we are working to realize the potential of important Group companies by enhancing the quality of their products and services, and strengthening their financial bases. A number of measures will be implemented to speed up the completion of these two reform processes.

We are confident that by meeting the targets specified in the New Plan the combined surplus (capital surplus plus retained earnings) of SMFG and its wholly owned subsidiaries by fiscal 2006 will reach ¥2,600 billion, of which retained earnings will amount to at least ¥1,700 billion. This will enable SMFG to repay the ¥1,301 billion in public funds received by the two founding banks with a comfortable safety margin.

To ensure SMFG's continued financial soundness, as well as sound and appropriate business operation, SMFG is working to halve its NPL ratio (problem assets under the Financial Reconstruction Law as a percentage of total assets) by the end of fiscal 2004, in line with the objectives of the government's Program for Financial Revival. With this goal in view, we are taking active steps to remove problem assets from our balance sheets, as well as other measures to enhance the soundness of our financial position.

■ Principal Performance Targets through FY2006 (SMBC Nonconsolidated)

	Billions of yen				
	FY02 Actual	FY03 Target	FY04 Target	FY05 Target	FY06 Target
Gross banking profit	¥1,760.6	¥1,600.0	¥1,600.0	¥1,675.0	¥1,800.0
Expenses	647.0	600.0	600.0	595.0	590.0
Banking profit (Note 1)	1,113.6	1,000.0	1,000.0	1,080.0	1,210.0
Total credit cost (Note 2)	1,074.5	650.0	450.0	300.0	300.0
Gains (losses) on stocks	(635.7)	(110.0)	0	0	0
Ordinary profit (loss)	(597.2)	170.0	480.0	710.0	840.0
Net income (loss)	(478.3)	100.0	250.0	400.0	470.0
OHR	36.74%	37.50%	37.50%	35.52%	32.77%

Notes: 1. This figure excludes transfers to general reserve for possible loan losses.
2. This figure represents the sum of the credit cost and transfers to general reserve for possible loan losses.

Reference: SMFG

(SMBC, Sumitomo Mitsui Card, SMBC Leasing and JRI)

	Billions of yen				
	FY02 Actual	FY03 Target	FY04 Target	FY05 Target	FY06 Target
Total net business profit (Note)	¥1,157.8	¥1,048.0	¥1,058.0	¥1,148.0	¥1,288.0
Ordinary income	(563.7)	209.0	531.0	773.0	913.0
Net income	(453.3)	122.0	279.0	436.0	513.0

Note: This figure represents the sum of SMBC's banking profit (excluding transfers to general reserve for possible loan losses) and operating profit of Sumitomo Mitsui Card, SMBC Leasing and JRI.

■ Buildup of Retained Earnings

	Billions of yen				
	FY02 Actual	FY03 Target	FY04 Target	FY05 Target	FY06 Target
Retained earnings (Note)	¥1,013.0	¥1,590.6	¥1,798.3	¥2,179.9	¥2,633.4
Other capital surplus	413.9	898.5	898.5	898.5	898.5

Note: This figure represents the sum of retained earnings of SMFG, SMBC, Sumitomo Mitsui Card, SMBC Leasing and JRI.

The Plan for Strengthening the Financial Base of the Bank (SMBC; gross banking profit and expenses)


(Billions of yen)
1,600.0
1,200.0
800.0
400.0
0
1,760.6
1,600.0
1,600.0
1,675.0
1,800.0
647.0
600.0
600.0
595.0
590.0
FY02 Actual
FY03 Target
FY04 Target
FY05 Target
FY06 Target
Gross banking profit
Expenses

SMFG (total net profit/income of SMBC, Sumitomo Mitsui Card, SMBC Leasing and JRI)


(Billions of yen)
1,200.0
800.0
400.0
0
-400.0
1,157.8
1,048.0
1,058.0
1,148.0
1,288.0
-453.3
122.0
279.0
436.0
513.0
FY02 Actual
FY03 Target
FY04 Target
FY05 Target
FY06 Target
Total net business profit (Note)
Net income

Note: This figure represents the sum of SMBC's banking profit (excluding transfers to the general reserve for possible loan losses) and operating profit of Sumitomo Mitsui Card, SMBC Leasing and JRI.

The Japanese economy has not yet started to fully recover from the prolonged period of deflation under which it has been laboring. Despite this, SMBC is working to reduce the ratio of problem assets to total assets by approximately fifty percent as early as possible within fiscal 2004, as called for in the government's Program for Financial Revival.

The Asset Restructuring Unit, established in December 2002, has been playing the central role in SMBC's efforts to reconstruct and reorganize corporate customers. We will also continue to utilize a variety of methods, including investment banking techniques, to accelerate the removal of problem assets from the balance sheet.

Borrower Categories, Defined	
Normal Borrowers	Borrowers with good business performance and in good financial standing without identified problems
Borrowers Requiring Caution	Borrowers identified for close monitoring
Potentially Bankrupt Borrowers	Borrowers perceived to have a high risk of falling into bankruptcy
Effectively Bankrupt Borrowers	Borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt
Bankrupt Borrowers	Borrowers that have been legally or formally declared bankrupt

Asset Classifications, Defined	
Classification I	Assets not classified under Classifications II, III, or IV
Classification II	Assets perceived to have an above-average risk of noncollectibility
Classification III	Assets for which final collection or asset value is very doubtful and which pose a high risk of incurring a loss
Classification IV	Assets assessed as uncollectible or worthless

I. Self-Assessment, Write-Offs, and Reserves

1. Self-Assessment

SMBC conducts rigorous self-assessment of asset quality twice a year using criteria based on the *Financial Inspection Manual* of the Financial Services Agency and the *Practical Guideline* published by the Japanese Institute of Certified Public Accountants. Self-assessment is the latter stage of the obligor grading process for determining the borrower's ability to fulfill debt obligations, and the obligor grade substrates are consistent with the categories used in self-assessment.

Self-assessment is a preparatory task for calculating the appropriate level of write-offs and reserves to ensure SMBC's asset quality, and each asset is assessed individually for its security and collectibility. Depending on the borrower's current situation, the borrower is assigned to one of five categories: Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers. Based on the borrower's category, claims on the borrower are classified into Classification I, II, III, and IV assets according to their default and impairment risk levels, taking into account collateral, guarantees, etc. As part of our efforts to bolster risk management throughout the Group, our consolidated subsidiaries carry out self-assessment in substantially the same manner.

2. Asset Write-Offs and Reserves

In cases where claims have been determined to be uncollectible, or deemed to be uncollectible, write-offs signify the recognition of losses on account books with respect to such claims. Write-offs can be made either in the form of loss recognition by offsetting uncollectible amounts against corresponding balance sheet items, referred to as a direct write-off, or else by recognition of a loan loss provision on a contra account in the amount deemed uncollectible, referred to as an indirect write-off. Recognition of indirect write-offs is generally known as provision of reserves.

SMBC has write-off and reserve criteria for each self-assessment borrower category, as follows.

Self-Assessment Borrower Categories		Standards for Write-Offs and Reserves
Normal Borrowers		Amounts are recorded as general reserves in proportion to the expected losses over the next 12 months based on the historical bankruptcy rate for each obligor grading.
Borrowers Requiring Caution		These assets are divided into groups according to the risk of default. Amounts are recorded as general reserves in proportion to the expected losses based on the historical bankruptcy rate for each group. The groups are "claims to substandard borrowers," and "claims to other borrowers requiring caution" excluding claims to substandard borrowers. For the latter, the borrower's financial position and credit situation are additionally taken into account for establishing sub-groups. Additionally, SMBC uses the discounted cash flow (DCF) method to calculate the amount of reserve for possible losses on large-scale claims on substandard borrowers etc.
Potentially Bankrupt Borrowers		SMBC sets specific reserves for possible loan losses on the portion of Classification III assets (calculated for each borrower) not secured by collateral, guarantee, or other means.
Effectively Bankrupt/Bankrupt Borrowers		SMBC calculates the amount of Classification III assets and Classification IV assets for each borrower, and writes off the full amount of Classification IV assets (deemed to be uncollectible or of no value) and sets aside specific reserves for possible loan losses against the full amount of Classification III assets.
Notes	General reserve	Provisions made in accordance with general inherent default risks of loans, unrelated to specific individual loans or other claims
	Specific reserve	Provisions made for claims that have been found uncollectable in part or in total (individually evaluated claims)

Since fiscal 2002, SMBC has been using the discounted cash flow (DCF) method to calculate the amount of reserves for possible losses on large-scale claims to substandard borrowers. The DCF method is applied in cases where it is reasonable to estimate the cash inflow available for collecting the claims principal and interest, and provisions will then be made equivalent to the excess of claims book value over the said cash inflow discounted by the initial contractual interest rate or effective interest rate at the time of debt purchase. In this way, we have provided sufficient protection against the risk of a future deterioration in asset quality.

As part of our overall measures to strengthen risk management throughout the Group, all consolidated subsidiaries use substantially the same standards as SMBC for write-offs and reserves.

II. Credit Cost

The amount required for the disposal of problem assets—known as "credit cost"—refers to the additional provision for loan losses in the case of provisioning, or the difference between the amount of uncollectible loans and provisions already made in the case of write-offs. The credit cost for the first half of fiscal 2003 is shown in the table below.

■ Credit Cost (SMBC Nonconsolidated; six months ended September 30, 2003)

(Billions of yen)

Credit cost	¥ 588.5
Write-off of loans	337.9
Transfer to specific reserve	217.3
Transfer to reserve for losses on loans sold	(0.4)
Losses on loans sold to CCPC	0.7
Losses on sale of delinquent loans	35.0
Transfer to loan loss reserve for specific overseas countries	(2.0)
Transfer to general reserve for possible loan losses	(229.1)
Total credit cost	¥ 359.4
Reserve for possible loan losses	¥1,519.0
Amount of direct reduction	¥1,320.8

■ Credit Cost (SMFG Consolidated; six months ended September 30, 2003)

(Billions of yen)

Total credit cost	¥ 441.5
Reserve for possible loan losses	¥1,699.4
Amount of direct reduction	¥1,693.3

■ Reserve for Possible Loan Losses (September 30, 2003)

(Billions of yen)

	SMBC (Nonconsolidated)	SMFG (Consolidated)
Reserve for possible loan losses	¥1,519.0	¥1,699.4
General reserve	880.3	945.5
Specific reserve	629.2	744.4
Loan loss reserve for specific overseas countries	9.5	9.5

Amid a business environment in which deflationary pressure has not yet started to ease on a full-scale basis, we are actively pressing ahead with the further removal of problem assets from our balance sheet and facilitating the radical restructuring of borrowers' business operations to accelerate their financial rehabilitation. As a result of these measures, total credit cost for the first half of fiscal 2003 came to ¥359.4 billion.

III. Disclosure of Problem Assets and Off-Balancing

1. Disclosure of Problem Assets

Problem assets are loans and other claims of which recovery of either principal or interest appears doubtful, and are disclosed in accordance with the Banking Law (risk-monitored loans) and the Financial Reconstruction Law (problem assets based on the Financial Reconstruction Law). Problem assets are classified based on the borrower categories assigned during self-assessment. The following tables explain the asset classification stipulated by the Financial Reconstruction Law and the differences between risk-monitored loans and problem assets.

Classification of Problem Assets Based on the Financial Reconstruction Law

Bankrupt and quasi-bankrupt assets	This category is defined as the sum of claims on Bankrupt Borrowers and Effectively Bankrupt Borrowers under self-assessment, excluding Classification IV assets, which are fully written off. Classification III assets are fully covered by reserves, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Doubtful assets	This category is defined as claims on Potentially Bankrupt Borrowers under self-assessment. Specific reserves are set aside for Classification III assets, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Substandard loans	This category is defined as claims on Borrowers Requiring Caution under self-assessment. This category comprises past due loans (three months or more) and restructured loans.
Normal assets	This category is defined as the term-end sum of loans, securities lending, import and export, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees that are not included in the other three categories.

❑ Problem Assets Based on the Financial Reconstruction Law, and Risk-Monitored Loans



Category of borrowers under self-assessment
Problem assets based on the Financial Reconstruction Law
Risk-monitored loans
Total loans
Other assets
Total loans
Other assets
Bankrupt Borrowers
Effectively Bankrupt Borrowers
Potentially Bankrupt Borrowers
Borrowers Requiring Caution
Normal Borrowers
Bankrupt and quasi-bankrupt assets
Doubtful assets
Substandard loans
(Normal assets)
Bankrupt loans
Non-accrual loans
Past due loans (3 months or more)
Restructured loans
(C)
(A)
-
(B)
=
(C)

The disclosure of risk-monitored loans corresponds exactly to the disclosure of problem assets based on the Financial Reconstruction Law, except for such non-loan assets as securities lending, import and export, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees, which are not subject to disclosure.

Since overdue interest from borrowers classified under self-assessment as Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers is, as a rule, not recorded as accrued interest, the amount is not included in the problem assets disclosed on the basis of the Financial Reconstruction Law.

2. Problem Asset Disclosure Amounts

SMBC's problem assets based on the Financial Reconstruction Law and risk-monitored loans at the end of September 2003 are as shown on the following page. In addition to a decrease of ¥498.3 billion in doubtful assets (compared with the end of March 2003), attributable to progress made in final disposal, substandard loans fell by ¥877.6 billion over the same six-month period as a result of accelerated efforts to upgrade borrowers to higher categories through restructuring and corporate rehabilitation. As a consequence, the balance of problem assets based on the Financial Reconstruction Law decreased by ¥1,394.7 billion compared with the end of March 2003.

■ Problem Assets Based on the Financial Reconstruction Law (September 30, 2003)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2003	SMFG (Consolidated)
Bankrupt and quasi-bankrupt assets	¥ 506.1	¥ (18.8)	¥ 641.0
Doubtful assets	1,631.2	(498.3)	1,851.1
Substandard loans	1,729.3	(877.6)	1,960.7
Subtotal	¥ 3,866.6	¥(1,394.7)	¥ 4,452.8
Normal assets	56,623.8	(689.5)	59,375.5
Total	¥60,490.4	¥(2,084.2)	¥63,828.3
Amount of direct reduction	¥ 1,320.8		¥ 1,693.3

■ Risk-Monitored Loans (September 30, 2003)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2003	SMFG (Consolidated)
Bankrupt loans	¥ 146.0	¥ (26.5)	¥ 179.5
Non-accrual loans	1,957.7	(432.4)	2,287.3
Past due loans (3 months or more)	94.5	(20.2)	101.6
Restructured loans	1,634.8	(857.4)	1,853.9
Total	¥3,833.0	¥(1,336.5)	¥4,422.3
Amount of direct reduction	¥1,291.3		¥1,634.3

■ Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves (SMBC Nonconsolidated; September 30, 2003)

(Billions of yen)

Category of borrowers under self-assessment	Problem assets based on the Financial Reconstruction Law	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio
Bankrupt Borrowers / Effectively Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets (1) ¥506.1	Portion of claims secured by collateral or guarantees, etc. (5) ¥491.6		Fully reserved ¥14.5	* Direct write-offs (Note 1)	Specific reserve ¥20.3 (Note 2)	100% (Note 3)
Potentially Bankrupt Borrowers	Doubtful assets (2) ¥1,631.2	Portion of claims secured by collateral or guarantees, etc. (6) ¥755.6		Necessary amount reserved ¥875.6		¥608.9 (Note 2)	69.5% (Note 3)
Borrowers Requiring Caution	Substandard loans (3) ¥1,729.3 (Claims to substandard borrowers)	Portion of substandard loans secured by collateral or guarantees, etc. (7) ¥669.8 / Claims to borrowers requiring caution, excluding claims to substandard borrowers				General reserve: General reserve for substandard loans ¥335.3	30.5% (Note 3); 5.5% [12.2%] (Note 4); 19.3% (Note 3)
Normal Borrowers	Normal assets ¥56,623.8	Claims to normal borrowers				¥880.3	0.2% (Note 4)
				Loan loss reserve for specific overseas countries		¥9.5	

Total (4): ¥60,490.4

(A) = (1) + (2) + (3): ¥3,866.6

Problem asset ratio (A) / (4): 6.4% (Note 5)

Total reserve for possible loan losses: ¥1,519.0

(B) Specific reserve + General reserve for substandard loans: ¥964.5

Reserve ratio (B) / (D): 49.5% (Note 6)

Portion secured by collateral or guarantees, etc. (C) = (5) + (6) + (7): ¥1,917.0

Unsecured portion (D) = (A) − (C): ¥1,949.6

Coverage ratio {(B) + (C)} / (A): 74.5%

Notes: 1. *Includes amount of direct reduction totaling ¥1,320.8 billion.*

2. Includes reserves for assets that are not subject to disclosure under the Financial Reconstruction Law. (Bankrupt/Effectively Bankrupt Borrowers: ¥5.8 billion; Potentially Bankrupt Borrowers: ¥9.9 billion)

3. Reserve ratios for claims on Bankrupt/Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers, and Borrowers Requiring Caution: The proportion of each category's total unsecured claims covered by reserve for possible loan losses.

4. Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers): The proportion of each category's total claims covered by reserve for possible loan losses. The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.

5. *Ratio of problem assets to total assets subject to Financial Reconstruction Law*

6. Reserve ratio = (Specific reserve + General reserve for substandard loans) ÷ (Bankrupt and quasi-bankrupt assets + Doubtful assets + Substandard loans – Portion secured by collateral or guarantees, etc.)

3. Off-Balancing Problem Assets

Work-out of problem assets refers to the removal of such assets from bank balance sheets by way of sale, direct write-off or other means. In April 2001, the Japanese government passed the Emergency Economic Package, with the objective of simultaneously revitalizing the financial system and industry. Specific measures contained in the package include "the radical disposal of problem assets." This provision requires Japan's major banks to dispose of loans categorized as "claims to potentially bankrupt borrowers" and worse. From fiscal 2001 onward, existing loans must be off-balanced within two years, and new loans within three years.

■ Breakdown of Off-Balancing (SMBC Nonconsolidated; September 30, 2003)

(Billions of yen)

	March 31, 2002 ①	Fiscal 2002		March 31, 2003 ②	First half of fiscal 2003		September 30, 2003 ③
		New occurrences	Off-balanced		New occurrences	Off-balanced	
Bankrupt and quasi-bankrupt assets	¥ 498.2	¥ 108.9	¥ (82.2)	¥ 524.9	¥ 67.8	¥ (86.6)	¥ 506.1
Doubtful assets	2,982.3	1,293.3	(2,146.1)	2,129.5	602.0	(1,100.3)	1,631.2
Total	¥3,480.5	¥1,402.2	¥(2,228.3)	¥2,654.4	¥669.8	¥(1,186.9)	¥2,137.3

				Increase/Decrease (②−①)			Increase/Decrease (③−②)
Bankrupt and quasi-bankrupt assets				¥ 26.7			¥ (18.8)
Doubtful assets				(852.8)			(498.3)
Total				¥ (826.1)			¥ (517.1)

4. Problem Assets by Region and Industry

■ Problem Assets by Domicile of Borrowers (SMBC Nonconsolidated; September 30, 2003)

(Billions of yen)

	Financial Reconstruction Law Basis	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥3,741.3	96.8%	¥3,716.9	97.0%
Overseas	125.3	3.2	116.1	3.0
Asia	61.1	1.6	57.7	1.5
Indonesia	27.1	0.7	27.1	0.7
Hong Kong	3.9	0.1	3.9	0.1
India	4.6	0.1	3.2	0.1
China	2.3	0.1	2.3	0.1
Others	23.2	0.6	21.2	0.5
North America	53.8	1.4	52.2	1.4
Central and South America	5.6	0.1	1.4	0.0
Western Europe	4.8	0.1	4.8	0.1
Eastern Europe	—	—	—	—
Total	¥3,866.6	100.0%	¥3,833.0	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions. The above countries and areas are categorized by the obligor's domicile.

■ Problem Assets by Type of Borrowers (SMBC Nonconsolidated; September 30, 2003)

(Billions of yen)

	Financial Reconstruction Law Basis	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥3,741.3	96.8%	¥3,716.9	97.0%
Manufacturing	171.6	4.4	170.9	4.5
Agriculture, forestry, fishery and mining	3.6	0.1	3.6	0.1
Construction	318.2	8.2	317.5	8.3
Transportation, communications, and other public enterprises	111.9	2.9	111.3	2.9
Wholesale and retail	536.6	13.9	530.8	13.9
Finance and insurance	91.7	2.4	89.9	2.3
Real estate	1,396.2	36.1	1,391.0	36.3
Services	836.9	21.7	829.7	21.6
Municipalities	—	—	—	—
Others	274.6	7.1	272.2	7.1
Overseas	¥ 125.3	3.2%	¥ 116.1	3.0%
Public sector	11.4	0.3	11.4	0.3
Financial institutions	0.8	0.0	0.7	0.0
Commerce and industry	113.1	2.9	104.0	2.7
Others	—	—	—	—
Total	¥3,866.6	100.0%	¥3,833.0	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions.

The Financial Services Complex

Maximizing Synergies, Customizing Solutions

Sumitomo Mitsui Financial Group

Consumer Banking

Offering optimal services and products to meet customers' exacting requirements

International Banking

Focusing on expansion of non-asset business while strengthening global relationships

Middle Market Banking

Ensuring smooth fund supply and designing tailored solutions to raise corporate value

Treasury Markets

Leveraging expertise, cutting-edge IT, and research to provide full backup for clients' market transactions

Corporate Banking

Marshalling the comprehensive capabilities of the Group to offer timely financial solutions

Investment Banking

Drawing on the Group's combined financial know-how to provide optimal financial solutions

Community Banking

Supporting the local community by providing convenient, high-quality financial services

Asset Restructuring

Exploring all possible avenues to revitalize and restructure corporate clients

Consumer Banking

SMFG, through SMBC's Consumer Banking Unit, aims to create a new de facto standard in the provision of financial services for individuals, based on the following three-pronged strategy: (1) the establishment of a consulting-focused business model; (2) a radical strengthening of the settlement financing business; and (3) the constant reinforcement of low-cost operation.

■ Establishing a Consulting-Focused Business Model

We provide financial products and services that match the needs of each customer segment, through the most appropriate delivery channels. These customer segments are individuals seeking private banking services, those requiring asset management services, and those mainly interested in asset-building.

For example, for customers requiring asset management services, our highly professional and specialized financial consultants offer comprehensive and detailed assets and liabilities management services, centered on individually-designed portfolios for customers' entire financial assets. For customers seeking a way to build up their assets, our "Money-Life" consultants provide astute advice matching the specific requirements of each customer's stage of life.

While working to further enhance our lineup of financial products, which include investment trusts, pension funds and loans targeting specific customer segments, to more closely meet the diverse needs of all customer categories, we are employing new marketing tools such as *Asset Management Navigator*, making fuller use of customer relationship management (CRM) technology, and holding seminars for customers utilizing our advanced TV conferencing system.

■ Reshaping the Earnings Structure of the Settlement Finance Business

We are working to expand our market share in the consumer finance business by leveraging our comprehensive, Groupwide capabilities to offer settlement finance services, centered on banking products and services as well as credit cards. Specifically, we are developing a business model that incorporates the unified Groupwide settlement infrastructure, allowing us to further enhance customer convenience and build the settlement finance business into a stable revenue earner.

In line with this strategy, in November 2003 we launched *One's Style*, a new service limited to customers in their 20s and 30s. In this new service, the customer's bank book is a virtual *Web Passbook*, which is accessible via the Internet, and holders of these accounts are able to use a single card as a bank card, a credit card, and a bank loan card, thereby offering settlement finance functions from one unified source—just the kind of service customers in their 20s and 30s need.

We will continue to foster collaboration among Group companies in the consumer finance business by promoting joint development of new products and the sharing of customer bases and infrastructure facilities.

■ Pursuing Low-Cost Operation

All Group companies have been aggressively pursuing higher operational efficiency in the recognition that improving the expense ratio is the most crucial issue in maximizing profitability, and that this is particularly true in the consumer banking business. We are committed to further strengthening our efforts to realize low-cost operations.

SMBC's domestic branch network is being reorganized into a "hub-and-spoke" formation, in which one back-office center serves as the "hub" for a number of front-office branches. This formation not only raises operational efficiency, but also allows staff at the customer-service branches to concentrate entirely on their central service role. We hope to extend this formation to all branches by the end of March 2004.

We are pursuing greater customer convenience as well as operational efficiency. In Internet banking, we are expanding the functions offered by our *One's Direct* service, including enabling partial advanced repayment of mortgage loans. At our Money-Lifestyle Consulting (MC) Desks, which offer financial advice geared to each individual customer's stage of life and lifestyles, we have recently introduced MC Stations, dedicated terminals which allow easy and paperless transactions.

Major Accomplishments

- Developed new tools
  - —The new asset allocation tool *Asset Management Navigator*
- Created and launched new products
  - —*One's Style*, a new type of account for customers in their 20s and 30s
  - —Special mortgage loan for purchase of studio apartments
  - —Goldman Sachs U.S. REIT Fund
- Launched new efficient and convenient services
  - —Started *One's Direct* service enabling partial advanced repayment of housing loans
  - —Increased consultation process efficiency through MC Stations
  - —Introduced hub-and-spoke formation

Key Goals

- Create a de facto standard for consumer banking services by: 1) establishing consulting business; 2) improving the profitability of the settlement finance business; and 3) constantly reinforcing low-cost operation
- Build new marketing system
  - —Opening SMBC Consulting Plazas in March 2004 (6 plazas scheduled initially)
  - —Extending hours of operation in the evenings, on weekends and national holidays

SMFG, primarily through SMBC's Middle Market Banking Unit, provides solutions to small and medium-sized enterprises (SMEs), leveraging its Groupwide strength to meet their diverse range of needs. With the goal of forging closer ties with our customers through the active provision of loans and high-quality financial services, we intend to continue offering high-value-added services, speedily responding to customers' requests and thereby further reinforcing the SMFG brand in this business area.

■ Adopting a Positive Lending Stance toward SMEs

Since the establishment of SMBC, we have aggressively undertaken measures to further expand unsecured business loans to small and medium-sized companies, without requirement for a third-party guarantee.

By increasing the specialized marketing staff and widely advertising our *Business Select Loan*, an unsecured loan designed for SMEs with annual revenue of under ¥1 billion, we achieved a high recognition rate for this product among customers and registered 15,600 loans in the first half of fiscal 2003, a huge increase of 5,500 loans compared with the corresponding period of the previous year. In value terms, the loans totaled ¥310 billion, up ¥110 billion over the previous first-half period. Meanwhile, for customers with an annual revenue of ¥1 billion or more, we have accelerated the pre-loan credit screening process by delegating more responsibility to branch officers. We have been making particular efforts to market *N-Fund Loans*, providing up to ¥2 billion per loan, through the standardization of credit screening criteria and procedures. Thanks to this sales drive, we originated 18,200 *N-Fund Loans* worth ¥950 billion during the first half of fiscal 2003.

Through the combined use of the two loan products described above, we were able to meet the funding needs of a wide range of SMEs, extending loans to 9,500 first-time corporate customers involving a total of ¥670 billion in loans.

■ High-Quality Financial Services

To satisfy the varied requirements, the staff of SMBC's Corporate Business Offices, Business Support Offices, specialists at the SMBC head office and staff at SMFG subsidiaries and directly invested companies collaborate to deliver a fast and high-quality service.

To help customers streamline their domestic exchange business, we have been providing the *Exchange EB (Electronic Banking) Service*, while for foreign exchange needs we became the first Japanese bank to offer an online overseas trade service, the *Global e-Trade Service*. As of September 30, 2003, the number of contracts concluded was 121,000 for the *EB Service* and 6,500 for the *Global e-Trade Service*, with both products holding the top shares in their respective markets in Japan.

In response to customer needs to strengthen their financial bases, through such means as diversification of their fund procurement sources, we propose such financing tools as loan syndication, private placement of bonds and asset securitization. For their needs related to risk hedging and enhancement of earnings, we make specific proposals regarding financial derivatives for risk hedging, methods of financing overseas expansion, and investment operations. In all these business areas, our performance surpassed the levels for the corresponding period of the previous year.

Our seminars on doing business in China (China Seminars) have been well received by clients. We have held 22 China Seminars since December 2002, attracting over 1,800 corporate representatives. SMBC Consulting Co., Ltd., a membership-system consulting company with approximately 40,000 corporate members and the No. 1 such enterprise run by a Japanese bank, started up the China Business Club in June 2003. This club now boasts over 2,000 members.

In the second half of fiscal 2003, we will be marketing a new financial product, the *Client Support Loan*, for SMEs, in collaboration with the Japan Federation of Certified Public Tax Accountants' Associations. We plan to establish around 40 new sales offices specializing in loans to SMEs, and to greatly increase the number of staff assigned to this market. While actively addressing customers' needs, we will offer a high-quality financial service incorporating new services such as business matching. In this way, we are confident of making important progress in strengthening our relationships with our customers.

Major Accomplishments

- ○ Actively marketed *N-Fund Loans* and *Business Select Loans* to meet the fund procurement needs of small and medium-sized companies, extending 33,800 loans amounting to ¥1,260 billion
- ○ Made ¥670 billion worth of loans to 9,500 first-time corporate customers
- ○ Started *Global e-Trade Service*, the first electronic trade transaction service to be offered by a Japanese bank, with contracts signed with 6,500 firms

Key Goals

- ○ Meet the fund procurement requirements of SMEs by focusing on the new product *Client Support Loan;* increase specialist-staff marketing offices targeting small and medium-sized companies to around 40
- ○ Promote *Web21*, an electronic banking service

Corporate Banking

SMFG, primarily through SMBC's Corporate Banking Unit, provides a wide array of financial services to top-tier companies in each industrial sector as well as to their group companies to respond to their sophisticated and diversified needs.

In the first half of fiscal 2003 we continued to propose solutions addressing these customers' broad range of management and financial issues. Our methods and instruments include loan syndication, asset liquidation, securitization, and non-recourse loans. We provided solutions tailored to each customer, focusing on such areas as business portfolio reorganization and balance sheet management.

Additionally, on a trial basis we introduced a new service-promotion framework starting from fiscal 2003 for major clients who operate on a global scale. Under this new framework, we adopt a unified approach to the servicing of each client's domestic and overseas operations, thereby achieving greater consistency and efficiency with shorter processing time.

We will continue to review and refine our service from a medium-to-long-term viewpoint, to provide an optimal array of proposals to our customers and grow in tandem with them.

Major Accomplishments

- Improved our origination capability in loan syndication
  —Increased our ability to speedily design syndicated loans tailored to each customer's specific requirements by strengthening cooperation with SMBC's Investment Banking Unit right from an early stage. This upgraded capability has resulted in a growing amount of business in the loan syndication field.
- Developed new risk management services
  —Expanded the range of derivatives offered to hedge customers against the multitude of risks to which their businesses are subject, such as fluctuations in interest rates, commodity market prices, and demand for their own products and services
- Enhanced our solutions for securities market needs
  —Further improved our prompt response to customer needs in the field of equity financing, as well as IPOs and other securities market-related solutions through close collaboration with Daiwa Securities SMBC

Key Goals

- Further improve our securities-related services by capitalizing on the specialist skills of Daiwa Securities SMBC
- Strengthen our ability to offer optimal solutions, including new business lines and financial instruments, by realizing still closer cooperation among Group companies
- Pursue a unified approach to the servicing of all domestic and overseas operations of major customers

Community Banking

SMFG provides financial services tailored to the needs of customers—principally small businesses and individuals—in the Tokyo Metropolitan Area, through SMBC's Community Banking Unit*.

The integration of the online systems of SMBC and THE WAKASHIO BANK, LTD. (Wakashio Bank) was successfully completed in July 2003 following the merger of the two banks in March. This integration enabled the Community Banking Unit, the successor to the branches and head office functions of Wakashio Bank, to offer a wide range of financial products and services comparable to those provided by the other units of SMBC. Former customers of Wakashio Bank now have access to a much more convenient and comprehensive service.

In line with its central mission of supporting the economic development of the local community, the Community Banking Unit actively markets risk-taking (unsecured) loan products such as the *Business Quick Loan* and the *Triple III Fund* to finance business growth plans.

By further integrating the unique business model that the former Wakashio Bank had established as an urban-style community bank with SMBC's vast management resources, SMFG, through the Community Banking Unit, aims to provide tailored solutions to meet the needs of its customers in the local community, with even higher added value and improved convenience.

*Note: SMFG established the Community Banking Unit upon the merger on March 17, 2003 of SMBC and THE WAKASHIO BANK, LTD. As successor to the branches and head office functions of Wakashio Bank, the Community Banking Unit began operating as a new unit of SMBC, in charge of 34 branches, mostly within central Tokyo.

Major Accomplishments

- Successfully marketed large business loans to small and medium-sized companies, as well as sole proprietorships, under the brand names *Business Quick Loan* and *Triple III Fund*, attracting many new customers
- Integrated the two banks' online services, allowing us to offer a wide range of financial products and services on a par with those provided by other units of SMBC, and thereby greatly enhancing customer convenience

Key Goals

- Expand collaboration between the Community Banking Unit and other units of SMBC to enable the provision of convenient and sophisticated financial products and services that match all customer requirements
- Continue giving top priority to the strong relationship of trust we enjoy with the local community by further bolstering our capabilities in marketing with the personal touch

International Banking

The international banking operations of SMFG, centering on SMBC's International Banking Unit, serve all customers outside Japan, including both Japanese and foreign companies, as well as offices and subsidiaries of multinational corporations in Japan.

We are providing services making optimal use of the Group's network, as well as various products, including cash management services (CMS) and trade finance services, that best suit customers' needs. We are also enhancing client support through an operational structure tailored to the unique demands of each region.

In Asia, including Japan, we aim to further strengthen our ability to provide customer-oriented products.

Operations in Europe and America are proceeding favorably, following the formation of a cooperative agreement with The Goldman Sachs Group, Inc. in February 2003 and the establishment of Sumitomo Mitsui Banking Corporation Europe Limited in March 2003. We will continue our efforts to establish a new business model in overseas operations by incorporating leading-edge financial products.

We provide customers with optimal solutions using a wide array of financial products, through close collaboration among all the units of SMBC, as well as other Group companies and overseas financial institutions. We will aggressively expand our business in this field, taking maximum advantage of the strong position we have achieved in Japan.

Major Accomplishments

- Strengthened sales network in China
  - —Established a local sales network in China under the direction of the Shanghai Branch
  - —Commenced the handling of business in renminbi at the Tianjin and Guangzhou branches
- Commenced business cooperation with Goldman Sachs in the U.S. and Europe
- Received recognition for yen custody service
  - —Won the highest rating from *Global Custodian* magazine, published by Asset International, Inc., for the fourth consecutive year, and SMBC was the only Japanese bank to achieve this rating. SMBC also ranked the best bank in Japan in this category.

Key Goals

- Expand lineup of financial products offered in Asian markets
- Broaden scope of business through utilization of cutting-edge financial technologies from Europe and the U.S.
- Expand revenue from fees for non-asset-based financial services

Treasury Markets

SMFG, through SMBC's Treasury Unit, which conducts trading in domestic and international money, foreign exchange, bonds, and derivatives markets, offers customers a wide range of products and services that deliver optimal value-added solutions to meet their market transaction needs.

In fiscal 2003, to further enhance services and improve customer satisfaction, we have aggressively expanded our transaction capacity, introduced new products, and upgraded our computer systems. To enhance our capabilities in the Chinese market, we began offering services through the Treasury Marketing Department in Shanghai in December 2003 as our fifth sales base for Asian markets following Tokyo, Singapore, Hong Kong, and Bangkok.

In line with our projections, a growing number of customers are shifting from the traditional telephone-based market transactions to using *i-Deal*, an Internet-based transaction system launched in fiscal 2002. To provide the highest level of services in the industry to support clients' market transactions, we keep abreast of the latest developments in financial technology and IT systems, and are further strengthening our capabilities in market research and analysis. We are also reinforcing the processing infrastructure, including the back-office functions and compliance.

At SMBC's Treasury Unit, we are pursuing appropriate control of the Bank's market risk and liquidity risk through Asset Liability Management and trading operations. We are also striving to maximize earnings through various well-timed arbitrage operations.

In response to the general rise in domestic and overseas long-term interest rates during the first half of fiscal 2003, we reduced our market positions, leading to a decline in earnings compared with the high level attained in the corresponding period of fiscal 2002. While adjusting our position-taking to hedge against a possible further rise in interest rates in the second half of fiscal 2003, we will seek to realize a high and stable level of earnings by promoting the expansion of transactions with customers and develop new earnings sources.

Major Accomplishments

- Expanded transaction volume by improving customer convenience
  - —Reinforced and enhanced our service provision, particularly in Asia with the posting of Treasury Marketing Department personnel to Shanghai
  - —Conducted a sales campaign featuring deposits with an options trading feature as well as financial products involving small-lot transactions in commodity derivatives
  - —Achieved another increase in online transaction volume by adding new functions to our *i-Deal* dealing system

Key Goals

- Create an even more convenient service through optimal responses to all customer needs
- Take positions that sufficiently hedge against the risk of higher interest rates
- Ensure a high and stable level of earnings

Investment Banking

In its investment banking operations, SMFG provides a variety of financing methods such as loan syndication, asset financing, and capital market financing through debt and equity markets as well as proposing financial solutions such as M&As and asset securitization.

SMFG meets the diverse financing needs of corporate customers by proposing solutions that draw on the combined know-how of Group companies with expertise in investment banking, such as SMBC's Investment Banking Unit and Daiwa Securities SMBC Co. Ltd.

A solid record of accomplishments was registered in the first half of fiscal 2003 in a variety of fields, including loan syndication and project finance by SMBC, and the underwriting of IPOs and bonds by Daiwa Securities SMBC. We also worked to nurture the loan syndication market through debt IR* activities.

We will continue working toward our goal of becoming a leading player in our investment banking business area. Simultaneously, through strengthened collaboration among Group companies centered on Daiwa Securities SMBC, we will strengthen our ability to design comprehensive solutions to the whole range of our customers' financing requirements.

*Debt IR refers to investor relations activities by bank customers (borrowers) targeting their creditors (such as other lending institutions and holders of their debentures), as well as the credit rating agencies.

Major Accomplishments

- Value of loan syndications arranged by SMBC on domestic market up 15% over the same period of previous year
- SMBC held 21 debt IR meetings
- Daiwa Securities SMBC ranked No.1 in IPO underwriting by *Nikkei Bonds & Financial Weekly*

Key Goals

- Expand share of the syndicated loan market and promote asset securitization
- Continue bolstering our marketing power in cutting-edge financial services, such as M&As and asset securitization

Asset Restructuring

SMFG actively works to meet the corporate revitalization needs of its customers, primarily through SMBC's Asset Restructuring Unit.

By assigning numerous specialists in corporate revitalization, as well as professionals with accounting and legal expertise to the Asset Restructuring Unit, we have enabled the active promotion of customers' revitalization and reorganization, as well as the off-balancing of our non-performing loans. Through such measures, we have reduced approximately ¥1.4 trillion of problem assets during the first half of fiscal 2003, bringing the balance of problem assets down below the ¥3.9 trillion target well before the initially scheduled date of March 31, 2004.

To fully participate in the corporate revitalization business as well as to enjoy adequate returns, we enlisted the cooperation of leading investment banks—both Japanese and foreign—in designing a number of revitalization programs employing different methods to meet the requirements of each borrower (for further details see "Topics" on Page 6).

Committed to speedily and completely resolving the issue of non-performing loans, we are continuing to work on revitalizing SMBC's customers through the Asset Restructuring Unit while utilizing the abovementioned programs as well as working closely with government organizations such as the Industrial Revitalization Corporation of Japan (IRCJ) and the Resolution and Collection Corporation (RCC).

The primary objective of these programs is to reduce the balance of SMBC's non-performing loans. In the long term, however, we aim to grow this business into a new source of earnings, while applying the skills and the know-how we are acquiring through the practice of the corporate revitalization business to other business opportunities. We intend to pursue this new field of activity aggressively in the belief that its success will be the key to ensuring our future competitiveness.

Major Accomplishments

- Substantially reduced balance of problem assets
  - —Reached the target of ¥3.9 trillion for the balance of problem assets at the end of September 2003, six months ahead of schedule
  - —Succeeded in upgrading the borrower categories of many customers by providing support for their revitalization
  - —Successfully helped reduce borrowers' excess liabilities through the sell-off of real estate put up as collateral for those who are unlikely to recover in the near future
  - —Made steady progress in off-balancing through the sale of non-performing loan assets
  - —Succeeded in normalizing loan conditions and strengthened our efforts to improve our risk-return profile
- Devised corporate revitalization plans
  - —Enhanced overall support capabilities for corporate revitalization through the establishment of funds for purchasing non-performing loans, including the Daystar Fund, as well as the joint establishment of a company dedicated to corporate revitalization

Key Goals

- Accelerate further the reduction of the non-performing loan balance through active employment of a wide variety of corporate revitalization plans
- Grow the corporate revitalization business into a profit-making operation

Financial Section

Financial Section

The following is a summary of SMFG's consolidated and SMBC's nonconsolidated financial results for the first half of fiscal 2003, the six-month period ended September 30, 2003.

Financial Review (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

The following is a summary of SMFG's consolidated financial results for the first half of fiscal 2003. For the first half of fiscal 2002, the figures for SMBC on a consolidated basis are used. The figures include the financial results of the former Wakashio Bank, former SMBC's consolidated subsidiary that merged with SMBC on March 17, 2003.

1. Operating Results

Consolidated financial results for the first half of fiscal 2003 include the results of 169 consolidated subsidiaries (123 in Japan and 46 overseas) and 48 subsidiaries and affiliates accounted for by the equity method (21 in Japan and 27 overseas).

Consolidated gross profit showed a year-on-year decrease of ¥67.3 billion, to ¥1,049.1 billion, primarily attributable to the weaker performance of SMBC's Treasury Unit which had reported large profits in the first half of fiscal 2002. After factoring in general and administrative expenses, credit cost and gains/losses on stocks, ordinary profit showed a year-on-year increase of ¥15.7 billion, to ¥165.5 billion. Extraordinary gains (losses), income taxes, and minority interests resulted in a net income of ¥143.5 billion, a year-on-year increase of ¥88.3 billion.

Deposits as of September 30, 2003, stood at ¥63,142.3 billion, a ¥211.3 billion increase compared with the previous fiscal year-end. Negotiable certificates of deposit stood at ¥3,379.6 billion, a decrease of ¥1,473.4 billion from the previous fiscal year-end.

Loans and bills discounted declined ¥1,416.6 billion from the previous fiscal year-end to ¥59,666.4 billion, while securities decreased ¥1,667.5 billion to ¥22,451.1 billion.

Stockholders' equity increased ¥321.4 billion over the previous fiscal year-end to ¥2,745.5 billion due to the posting of net income for the first-half period as well as an improvement in the net unrealized gains (losses) on "other securities" (available-for-sale securities).

Number of Consolidated Subsidiaries, and Subsidiaries and Affiliates Accounted for by the Equity Method

September 30, 2003 and 2002, and March 31, 2003

	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003
Consolidated subsidiaries	**169**	147	170
Subsidiaries and affiliates accounted for by the equity method	**48**	38	47

Income Summary

Six months ended September 30, 2003 and 2002, and year ended March 31, 2003

	Millions of yen		
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	Year ended Mar. 31, 2003
Consolidated gross profit	**¥1,049,121**	¥1,116,392	¥2,184,006
Net interest income	**663,237**	733,944	1,399,504
Trust fees	**84**	/	7
Net fees and commissions	**195,190**	162,423	352,900
Net trading income	**163,904**	109,816	205,770
Net other operating income	**26,704**	110,208	225,823
General and administrative expenses	**¥ (448,094)**	¥ (446,103)	¥ (889,237)
Total credit cost	**(441,522)**	(318,583)	(1,200,904)
Write-off of loans	**(388,924)**	(122,826)	(364,605)
Transfer to specific reserve	**(244,860)**	(154,913)	(407,963)
Transfer to general reserve for possible loan losses	**228,302**	(22,660)	(250,636)
Others	**(36,041)**	(18,182)	(177,698)
Gains (losses) on stocks	**¥ 20,604**	¥ (197,926)	¥ (621,526)
Equity in earnings of affiliates	**8,044**	2,807	5,718
Other income (expenses)	**(22,644)**	(6,730)	6,193
Ordinary profit (loss)	**¥ 165,508**	¥ 149,856	¥ (515,749)
Extraordinary gains (losses)	**21,371**	(39,506)	(75,164)
Income (loss) before income taxes and minority interests	**186,880**	110,349	(590,914)
Income taxes, current	**(22,436)**	(26,700)	(66,068)
deferred	**5,137**	(10,333)	225,190
Minority interests in net income	**(26,087)**	(18,170)	(33,567)
Net income (loss)	**¥ 143,492**	¥ 55,145	¥ (465,359)
[Reference]			
Consolidated banking profit (Billions of yen)	**¥ 532.7**	¥ 608.6	¥ 1,131.0

Notes: 1. Consolidated gross profit = (Interest income − Interest expenses) + Trust fees + (Fees and commissions (income) − Fees and commissions (expenses)) + (Trading profits − Trading losses) + (Other operating income − Other operating expenses)

2. Consolidated banking profit = SMBC's nonconsolidated banking profit (excluding transfer to general reserve for possible loan losses) + SMFG's ordinary profit + Other subsidiaries' ordinary profit (excluding nonrecurring factors) + Equity method affiliates' ordinary profit x Ownership ratio − Internal transactions (dividends, etc.)

Assets, Liabilities and Stockholders' Equity

September 30, 2003 and 2002, and March 31, 2003

	Millions of yen		
	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003
Assets	**¥100,725,500**	¥104,396,997	¥104,607,449
Loans and bills discounted	**59,666,363**	62,553,278	61,082,946
Securities	**22,451,050**	22,650,667	24,118,520
Liabilities	**96,974,137**	100,754,733	101,186,654
Deposits	**63,142,263**	61,438,332	62,931,007
Negotiable certificates of deposit	**3,379,610**	4,846,529	4,853,017
Minority interests	**1,005,886**	952,253	996,720
Stockholders' equity	**2,745,476**	2,690,010	2,424,074

2. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities at September 30, 2003 amounted to ¥293.5 billion, which was an improvement of ¥318.3 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust") amounted to ¥303.6 billion, which was an improvement of ¥334.3 billion.

The substantial increase in unrealized gains on other securities was attributable to a turnaround from unrealized losses to gains on stocks, an improvement of ¥636.4 billion against the backdrop of a stock market recovery, which was more than enough to compensate for the deterioration in bonds from unrealized gains to losses, mainly JGBs, on higher long-term interest rates in Japan.

Unrealized Gains (Losses) on Securities

September 30, 2003 and March 31, 2003

Millions of yen

	Sept. 30, 2003				Mar. 31, 2003		
	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥(10,103)**	**¥(15,985)**	**¥ 2,051**	**¥ 12,155**	¥ 5,882	¥ 5,988	¥ 105
Other securities	**303,629**	**334,272**	**604,936**	**301,307**	(30,643)	272,943	303,587
Stocks	**470,979**	**636,421**	**578,166**	**107,187**	(165,442)	112,952	278,395
Bonds	**(154,872)**	**(266,036)**	**6,597**	**161,470**	111,164	117,093	5,928
Others	**(12,477)**	**(36,111)**	**20,171**	**32,649**	23,634	42,897	19,263
Other money held in trust	**(16)**	**28**	**249**	**265**	(44)	510	555
Total	**293,509**	**318,314**	**607,237**	**313,727**	(24,805)	279,443	304,248
Stocks	**470,979**	**636,421**	**578,166**	**107,187**	(165,442)	112,952	278,395
Bonds	**(166,025)**	**(282,041)**	**7,482**	**173,508**	116,016	121,945	5,928
Others	**(11,444)**	**(36,064)**	**21,587**	**33,032**	24,620	44,545	19,925

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and commercial papers as well as beneficiary claims on loan trusts in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks are mostly calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at the market price as of the balance sheet date.
3. "Other securities" and "Other money held in trust" are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Of "Unrealized gains (losses) on other securities" shown above, ¥22,029 million is included in this interim term's profit because of the application of fair value hedge accounting. Consequently, the base amount used in the calculation of the amount to be charged to stockholders' equity has been decreased by ¥22,029 million.

3. Consolidated Capital Ratio (BIS Guidelines)

SMFG's consolidated capital ratio (BIS guidelines) at September 30, 2003 was 10.94%.

Total capital, which constitutes the numerator in the capital ratio calculation equation, was ¥6,460.4 billion, representing a ¥481.5 billion increase from the previous fiscal year-end.

On the other hand, risk-adjusted assets, the denominator in the equation, decreased slightly to ¥59,017.0 billion from the previous fiscal year-end. This was the mixed result of the accelerated disposal of non-performing loans and the sale of stockholdings on the one hand, and the active marketing of housing loans and higher-interest-bearing loan products dedicated to small and medium-sized companies on the other.

Consolidated Capital Ratio (BIS Guidelines)

September 30, 2003 and 2002, and March 31, 2003

Millions of yen

	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003
Tier I capital (A)	**¥ 3,468,838**	¥ 3,381,338	¥ 3,255,936
Tier II capital (B)	**3,235,658**	3,316,197	2,961,619
Deductions (C)	**(244,075)**	(164,081)	(238,633)
Total capital (D) = (A) + (B) – (C)	**¥ 6,460,421**	¥ 6,533,454	¥ 5,978,922
Risk-adjusted assets (E)	**¥59,016,967**	¥62,981,231	¥59,166,864
Capital ratio (BIS guidelines) = (D) / (E) × 100	**10.94%**	10.37%	10.10%

Financial Review (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Figures shown for the six months ended September 30, 2002, are the sum of the financial results of the former SMBC and the former Wakashio Bank, a consolidated subsidiary that merged with SMBC on March 17, 2003. Figures for the fiscal year ended March 31, 2003 include the operating results of the former SMBC for the period from April 1, 2002 to March 16, 2003.

1. Operating Results

Banking profit (excluding transfer to the general reserve for possible loan losses) for the first half of fiscal 2003 decreased ¥78.8 billion to ¥499.3 billion year-on-year, as a result of a ¥108.0 billion decrease in gross banking profit to ¥795.3 billion and a ¥29.2 billion decrease in expenses (excluding nonrecurring losses) to ¥296.0 billion.

Ordinary profit, calculated by adjusting banking profit (excluding transfer to the general reserve for possible loan losses) for nonrecurring items such as credit cost and gains on stocks, was ¥105.2 billion.

After adjusting ordinary profit for extraordinary gains in the amount of ¥37.8 billion and income taxes of ¥3.3 billion under tax-effect accounting, net income came to ¥139.6 billion, a year-on-year increase of ¥94.1 billion.

2. Income Analysis

Gross Banking Profit

Gross banking profit for the first half of fiscal 2003 declined ¥108.0 billion year-on-year to stand at ¥795.3 billion. In domestic operations, gross banking profit declined ¥66.8 billion year-on-year, to ¥559.0 billion. This was a result of a ¥40.9 billion decrease in interest income, partly due to a decline in the loan balance, and a ¥36.7 billion drop in gains on bonds, mainly JGBs, offsetting a ¥14.7 billion increase in net revenue from fees and commissions on investment trusts, personal pension insurance, and loan syndications.

In international operations, gross banking profit decreased ¥41.2 billion year-on-year to ¥236.4 billion mainly due to Treasury Unit's weaker performance compared with the first half of fiscal 2002, despite an increase in gains on derivatives transactions.

Expenses

Expenses (excluding nonrecurring losses) decreased ¥29.3 billion year-on-year, to ¥296.0 billion. This was mainly due to a ¥17.5 billion decline in personnel expenses resulting from workforce downsizing and a reduction in provision to reserves for employee bonuses, as well as a ¥10.2 billion reduction in nonpersonnel expenses through the integration of domestic branches and further reductions in expenses made possible following the complete integration of the founding banks' computer systems.

Banking Profit

Six months ended September 30, 2003 and 2002, and year ended March 31, 2003

	Millions of yen		
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	Year ended Mar. 31, 2003
Gross banking profit	**¥795,339**	¥903,339	¥1,760,684
Gross banking profit (excluding gains (losses) on bonds)	**776,567**	826,710	1,625,025
Net interest income	**568,597**	641,214	1,223,336
Trust fees	**84**	/	7
Net fees and commissions	**99,330**	85,913	194,665
Net trading income	**149,824**	103,408	196,000
Net other operating income	**(22,497)**	72,803	146,672
Gross domestic banking profit	**558,967**	625,748	1,252,898
Gross international banking profit	**236,371**	277,590	507,785
Transfer to general reserve for possible loan losses	**¥ —**	¥ (20,564)	¥ (238,132)
Expenses (excluding nonrecurring losses)	**(296,030)**	(325,278)	(647,040)
Personnel expenses	**(113,967)**	(131,472)	(253,907)
Nonpersonnel expenses	**(166,697)**	(176,934)	(357,682)
Taxes	**(15,365)**	(16,870)	(35,450)
Banking profit	**¥499,308**	¥557,497	¥ 875,511
Banking profit (excluding transfer to general reserve for possible loan losses)	**499,308**	578,061	1,113,643
Banking profit (excluding transfer to general reserve for possible loan losses and gains (losses) on bonds)	**480,536**	501,432	977,984

<Reference>

Banking Profit, by Business Unit

Six months ended September 30, 2003

	Billions of yen							
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Community Banking Unit	Treasury Unit	Others	Total
Banking profit (losses) (excluding transfer to general reserve for possible loan losses)	¥34.6	¥210.7	¥68.1	¥22.7	¥1.4	¥206.4	¥(44.6)	¥499.3
Year-on-year increase (decrease)	22.1	47.3	5.0	4.3	0.7	(117.0)	(41.2)	(78.8)

Notes: 1. Year-on-year comparisons are those used for internal reporting and exclude changes due to interest rate and foreign exchange rate fluctuations.
2. "Others" consists of (1) dividend income from subsidiaries and affiliates, (2) financing costs on preferred securities and subordinated debt, (3) profit earned on investing the Bank's own capital, and (4) adjustment of inter-unit transactions, etc.

Banking Profit

Banking profit (excluding transfer to general reserve for possible loan losses) decreased ¥78.8 billion year-on-year, to ¥499.3 billion.

Nonrecurring Losses (Credit Costs, etc.)

Nonrecurring losses amounted to ¥394.1 billion. This was mainly attributable to disposal of non-performing loans and amortization expenses for unrecognized obligations (actuarial loss) on retirement benefits, despite a turnaround from losses to gains of ¥18.8 billion on stocks against the backdrop of recovery in the share prices. Credit cost amounted to ¥359.4 billion, consisting of expenses for the disposal of non-performing loans in the amount of ¥373.6 billion, net of a ¥14.2 billion gain on reversal of reserves for possible loan losses and for possible losses on loans sold included in extraordinary gains. (Please refer to the "Asset Quality" section beginning on page 13 for more information on problem assets and progress in reducing such assets.)

Ordinary Profit

As a result of the foregoing, ordinary profit increased ¥5.3 billion year-on-year to ¥105.2 billion.

Extraordinary Gains and Losses

Net extraordinary gains amounted to ¥37.8 billion. This was mainly attributable to the refund of a revenue-based enterprise tax imposed by the Tokyo Metropolitan Government in the amount of ¥40.3 billion. Reversal of reserve for possible loan losses exceeded the relevant provisions (general, specific and overseas) for the disposal of non-performing loans in the amount of ¥13.8 billion. This also contributed to the posting of gains.

Net Income

Income taxes totaled ¥12.6 billion. Deferred income taxes under tax-effect accounting came to ¥9.2 billion, due to the transfer of deferred tax liabilities on land revaluation, despite our continued conservative estimates for future earnings. As a result, net income surged to ¥139.6 billion, a sharp increase of ¥94.1 billion year-on-year.

Ordinary Profit and Net Income

Six months ended September 30, 2003 and 2002, and year ended March 31, 2003

	Millions of yen		
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	Year ended Mar. 31, 2003
Banking profit (excluding transfer to general reserve for possible loan losses)	**¥ 499,308**	¥ 578,061	¥ 1,113,643
Transfer to general reserve for possible loan losses (A)	**—**	(20,564)	(238,132)
Banking profit	**¥ 499,308**	¥ 557,497	¥ 875,511
Nonrecurring gains (losses)	**(394,133)**	(457,610)	(1,472,700)
Credit cost (B)	**(373,597)**	(246,482)	(836,385)
Write-off of loans	**(337,901)**	(89,687)	(284,418)
Transfer to specific reserve	**—**	(140,640)	(375,359)
Transfer to reserve for losses on loans sold	**—**	(7,109)	(15,245)
Losses on loans sold to CCPC	**(740)**	(3,013)	(16,370)
Losses on sale of delinquent loans	**(34,955)**	(10,006)	(148,870)
Transfer to loan loss reserve for specific overseas countries	**—**	3,974	3,879
Gains (losses) on stocks	**18,783**	(192,227)	(635,708)
Gains on sale of stocks	**50,910**	35,161	51,205
Losses on sale of stocks	**(24,720)**	(51,562)	(159,448)
Losses on devaluation of stocks	**(7,406)**	(175,825)	(527,465)
Enterprise taxes by local government	**(7,678)**	(3,542)	(7,811)
Others	**(31,641)**	(15,358)	7,204
Ordinary profit (loss)	**¥ 105,175**	¥ 99,886	¥ (597,188)
Extraordinary gains (losses)	**37,813**	(38,243)	(73,799)
Gains (losses) on disposition of premises and equipment	**(6,404)**	(9,571)	(26,169)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	**(10,083)**	(10,083)	(20,167)
Reversal of reserve for possible loan losses (C)	**13,787**	—	—
Reversal of reserve for possible losses on loans sold (D)	**393**	—	—
Refund of enterprise tax from Tokyo government and interest on refund	**40,333**	—	—
Income taxes, current	**(12,573)**	(6,795)	(40,299)
Income taxes, deferred	**9,244**	(9,308)	232,983
Net income (loss)	**¥ 139,659**	¥ 45,538	¥ (478,304)
Total credit cost (A) + (B) + (C) + (D)	**¥(359,415)**	¥(267,046)	¥(1,074,517)

3. Assets, Liabilities and Stockholders' Equity

Assets

SMBC's total assets at September 30, 2003 stood at ¥92,780.0 billion on a nonconsolidated basis, a ¥5,111.2 billion decrease compared with the March 31, 2003 level. This decline is due to a ¥2,128.8 billion decrease in outstanding loans and bills discounted against the backdrop of continued weak corporate fund demand in Japan, and a decrease in overseas assets under our continued policy for the reduction in unprofitable loans outstanding. In addition, securities decreased by ¥1,809.3 billion with our trading policy of taking market interest fluctuations into account.

Liabilities

Liabilities at September 30, 2003 decreased ¥5,443.6 billion to ¥90,168.4 billion from the previous fiscal year-end. This decline was attributable to a decrease in payables under repurchase agreements based on our fund procurement policy of taking market interest fluctuations into account, in the amount of ¥2,255.6 billion. A decrease of ¥864.5 billion in deposits and a drop of ¥1,458.6 billion in negotiable certificates of deposit also contributed to the decline.

Stockholders' Equity

Stockholders' equity increased by ¥332.4 billion over the March 31, 2003 level to ¥2,611.6 billion at September 30, 2003. The major reasons for this rise include the posting of net income of ¥139.6 billion and a ¥192.7 billion increase in net unrealized gains on other securities.

Assets, Liabilities and Stockholders' Equity

September 30, 2003 and 2002, and March 31, 2003

	Millions of yen		
	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003
Assets	**¥92,779,975**	¥99,389,814	¥97,891,161
Loans and bills discounted	**55,153,522**	59,283,833	57,282,365
Securities	**21,847,113**	22,427,023	23,656,385
Liabilities	**90,168,353**	96,369,750	95,611,937
Deposits	**57,746,253**	57,770,944	58,610,731
Negotiable certificates of deposit	**3,454,958**	4,856,700	4,913,526
Stockholders' equity	**2,611,621**	3,020,063	2,279,223

4. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities at September 30, 2003 amounted to ¥308.3 billion, which was an improvement of ¥342.8 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust") amounted to ¥306.9 billion, which was an improvement of ¥324.8 billion.

The substantial increase in unrealized gains on other securities was attributable to a turnaround from unrealized losses to gains on stocks, an improvement of ¥621.4 billion against the backdrop of a stock market recovery, which was more than enough to compensate for the deterioration in bonds from unrealized gains to losses, mainly JGBs, on higher long-term interest rates in Japan.

Unrealized Gains (Losses) on Securities

September 30, 2003 and March 31, 2003

	Millions of yen						
	Sept. 30, 2003				Mar. 31, 2003		
	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ (10,338)**	**¥ (14,141)**	**¥ 1,813**	**¥ 12,152**	¥ 3,803	¥ 3,909	¥ 105
Stocks of subsidiaries and affiliates	**11,734**	**32,162**	**11,734**	**—**	(20,428)	624	21,052
Other securities	**306,912**	**324,769**	**585,142**	**278,230**	(17,857)	257,680	275,537
Stocks	**469,067**	**621,421**	**562,844**	**93,776**	(152,354)	105,269	257,624
Bonds	**(148,852)**	**(257,564)**	**4,997**	**153,849**	108,712	112,417	3,705
Others	**(13,303)**	**(39,088)**	**17,301**	**30,604**	25,785	39,993	14,207
Other money held in trust	**(16)**	**28**	**249**	**265**	(44)	510	555
Total	**308,291**	**342,817**	**598,939**	**290,648**	(34,526)	262,725	297,251
Stocks	**480,802**	**653,584**	**574,578**	**93,776**	(172,782)	105,894	278,677
Bonds	**(160,002)**	**(271,530)**	**5,882**	**165,884**	111,528	115,234	3,705
Others	**(12,508)**	**(39,235)**	**18,478**	**30,987**	26,727	41,597	14,869

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and commercial papers as well as beneficiary claims on loan trusts in "Commercial paper and other debt purchased."

2. Unrealized gains (losses) on stocks are mostly calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at the market price as of the balance sheet date.

3. "Other securities" and "Other money held in trust" are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Of "Unrealized gains (losses) on other securities" shown above, ¥22,029 million is included in this interim term's profit because of the application of fair value hedge accounting. Consequently, the base amount used in the calculation of the amount to be charged to stockholders' equity has been decreased by ¥22,029 million.

5. Deferred Tax Assets

Deferred Tax Assets on the Balance Sheet

SMBC has registered deferred tax assets in an amount based on reasonable estimates of the size of tax benefits on collectibility of assets in question in the future in line with Accounting Standards for Tax Effect Accounting (issued by the Business Accounting Deliberation Council dated October 30, 1998) and related practical guidelines. Moreover, SMBC has adopted more conservative estimates for the recognition of deferred tax assets from the viewpoint of maintaining a sound financial position, taking into full consideration the opinions expressed in the "Strict Audit to Major Banks" (issued by the Japanese Institute of Certified Public Accountants (JICPA); February 24, 2003).

At September 30, 2003, net deferred tax assets amounted to ¥1,711.7 billion on a nonconsolidated basis, a ¥102.9 billion decrease from the previous term-end. This decline was mainly attributable to recognition of deferred tax liabilities in the amount of ¥110.0 billion due to a turnaround from unrealized losses to unrealized gains on "other securities" against the backdrop of rebounds in stock prices in Japan. In addition, the valuation allowance (which was not included in the scope of outstanding deferred tax assets due to conservative estimates) amounted to ¥398.6 billion at September 30, 2003.

(Billions of yen)

		Sept. 2003	Change from Mar. 2003	Change from Sept. 2002	(Reference) Temporary differences Sept. 2003
(A) Total deferred tax assets (B) – (C)	1	¥1,852.5	¥ 3.2	¥ (36.5)	
(B) Subtotal of deferred tax assets	2	2,251.1	(53.0)	346.9	¥5,575.0
Reserve for possible loan losses	3	533.6	(286.6)	(181.2)	1,323.2
Write-off of loans	4	487.8	168.2	89.5	1,209.7
Reserve for possible losses on loans sold	5	0.1	(6.8)	(16.1)	0.2
Write-off of securities	6	435.4	(160.9)	220.7	1,079.8
Reserve for employee retirement benefits	7	106.8	4.5	6.9	264.7
Depreciation	8	7.6	(0.7)	(0.8)	19.0
Net unrealized losses on other securities	9	—	(6.9)	(316.5)	—
Net operating loss carryforwards	10	629.3	255.9	533.3	1,537.1
Other	11	50.4	(19.8)	11.1	141.3
(C) Valuation allowance	12	398.6	(56.2)	383.4	
(D) Total deferred tax liabilities	13	¥ 140.8	¥ 106.1	¥ 111.1	¥ 361.2
Gains on securities contributed to employee retirement benefits trust	14	25.6	0.3	2.2	63.5
Net unrealized gains on other securities	15	110.0	110.0	110.0	284.9
Other	16	5.2	(4.1)	(1.1)	12.8
Net deferred tax assets (balance sheet amount) (A) – (D)	17	¥1,711.7	¥(102.9)	¥(147.6)	
Amounts corresponding to the estimated taxable income before adjustments	18	1,731.7	5.6	(75.3)	
Amounts to be realized after more than a certain period (Note 1)	19	90.0	1.5	37.7	
Amount corresponding to the deferred tax liabilities shown in 15 above (Note 2)	20	(110.0)	(110.0)	(110.0)	

Effective income tax rate (Note 3)	21	40.46%	—	1.84%

Notes: 1. Deferred tax assets arising from temporary differences that are expected to be reversed after more than five years (such as reserve for employee retirement benefits and depreciation of buildings) may be recognized if there is a high likelihood of such tax benefits being realized. (JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets")

2. Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the gross deferred tax assets, before offsetting against deferred tax liabilities, are used to assess collectability. (JICPA Auditing Committee Report No.70 "Auditing Treatment of Application of Accounting for Tax Effects to Differences in Valuation of Other Securities")

3. The effective tax rate shown in "21" is applied to the temporary differences that are expected to be reversed after Fiscal 2004, and reflect the impact of the adoption of enterprise taxes through external standards taxation in Fiscal 2004. The effective tax rate of 38.62% is applied to the temporary differences that are expected to be reversed in Fiscal 2003.

Reason for Recognition of Deferred Tax Assets on the Balance Sheet

(a) Recognition Criteria

Practical Guideline 5 (1), examples (4) proviso

(1) SMBC has significant operating loss carryforwards on the tax base. These operating loss carryforwards are due to SMBC taking the below measures in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, SMBC recognized deferred tax assets to the limit of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guideline on assessing the collectability of deferred tax assets issued by JICPA ("Practical Guideline") (*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and reserves based on self-assessment in accordance with the "Prompt Corrective Action" adopted in Fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996).

SMBC has been aggressively disposing non-performing loans and bolstering provisions in order to reduce the risk of asset deterioration under the severe business environment of a prolonged sluggish economy. As a result, taxable disposal of non-performing loans (**) amounted to approximately ¥2.5 trillion as of September 30, 2003.

In addition, pursuant to the "Program for Financial Revival" of October 2002, SMBC is now accelerating disposal of non-performing loans in order to reduce the problem asset ratio to half by Fiscal 2004. In the process, taxable write-off of bad loans implemented in the past is now being realized. (Realized amount for the first half of Fiscal 2003 was approximately ¥900 billion.)

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to reduce its exposure to stock price fluctuations and meet the regulation limiting stockholdings that was adopted in Fiscal 2001 and to be implemented in Fiscal 2006.

During Fiscal 2002, SMBC reduced the balance of stocks by ¥1.1 trillion through stocks sales and also disposed all at once unrealized losses on stocks of ¥1.2 trillion by writing off impaired stocks and using the gains on the merger. As a result, SMBC met the regulation limiting stockholdings before the deadline.

As a result, balances of taxable write-off on securities (**) recently increased substantially (¥1.5 trillion as of March 31, 2003; ¥100 billion as of March 31, 1999). On the other hand, taxable write-off of securities carried out in the past is now being realized through accelerated selling of stocks (result for the first half of Fiscal 2003 was approximately ¥400 billion).

(2) Consequently, operating loss carryforwards on the tax base amounted to approximately ¥1.5 trillion as of September 30, 2003 and they are certain to be offset by their expiration period by the taxable income that will be generated in the future. No material operating loss carryforwards on the tax base have expired in the past.

(*) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"
(**) Corresponds to "(Reference) Temporary differences" (upper right corner) of the previous page's table.

(Reference 1) Outline of Practical Guideline 5 (1), examples (4)

When a company has material operating loss carryforwards on the tax base as of term-end, deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the next fiscal year and relating to the temporary differences expected to be reversed in the next fiscal year.

However, when operating loss carryforwards are due to the company's restructuring efforts, changes in laws, and/or other extraordinary factors, the deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the estimation period (approximately 5 years) and relating to the temporary differences expected to be reversed over the estimation period.

(b) Term for Future Taxable Income to be Estimated: 5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

Billions of yen

			Estimates of next 5 years
	Banking profit (excluding transfer to general reserve for possible loan losses)	1	¥5,505.7
A	Income before income taxes	2	¥2,958.6
B	Adjustments to taxable income (excluding reversal of temporary differences as of Sept. 2003)	3	¥1,332.4
C	Taxable income before adjustments (A + B)	4	¥4,291.0
	Deferred tax assets corresponding to taxable income before adjustments	5	¥1,731.7

(corresponding to 18 of the table on the previous page)

Basic Policy
(1) Estimate when the temporary differences will be reversed
(2) Conservatively estimate the taxable income for the next 5 years
  (a) Rationally make earnings projection for up to Fiscal 2008 based on the "Plan for strengthening the financial base (up to Fiscal 2006)"
  (b) Reduce the projected amount by an amount reflecting the uncertainty of the projected amount
  (c) Add the adjustments to the above amount
(3) Apply the effective tax rate to the amount of taxable income and record the calculated amount as "deferred tax assets"

(Reference 2) Income of final return (before deducting operating loss carryforwards) for the last 5 years

Billions of yen

Year ended March 31,	2003	2002	2001	2000	1999
Income of final return (before deducting operating loss carryforwards)	¥(745.5)	¥241.9	¥(176.0)	¥327.3	¥(554.2)

Notes: 1. Income of final return (before deducting operating loss carryforwards) = Taxable income before adjustments for each fiscal year – Temporary differences to be reversed for each fiscal year
2. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline. SMBC records taxable income in each year when these amounts are excluded.

Consolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
September 30, 2003 and March 31, 2003

	Millions of yen		Millions of U.S. dollars
	Sept. 30, 2003	Mar. 31, 2003	**Sept. 30, 2003**
Assets			
Cash and due from banks	**¥ 2,934,143**	¥ 2,900,991	**$ 26,374**
Deposits with banks	**964,363**	541,532	**8,668**
Call loans and bills bought	**654,263**	187,563	**5,881**
Receivables under resale agreements	**90,979**	109,710	**818**
Receivables under securities borrowing transactions	**625,010**	1,981,243	**5,618**
Commercial paper and other debt purchased	**444,540**	363,981	**3,996**
Trading assets	**3,485,349**	4,495,396	**31,329**
Money held in trust	**27,498**	24,629	**247**
Securities	**22,451,050**	24,118,520	**201,807**
Loans and bills discounted	**59,666,363**	61,082,946	**536,327**
Foreign exchanges	**774,597**	749,974	**6,963**
Other assets	**3,349,993**	3,219,009	**30,112**
Premises and equipment	**988,386**	1,007,905	**8,884**
Lease assets	**1,006,315**	996,344	**9,046**
Deferred tax assets	**1,845,975**	1,956,103	**16,593**
Deferred tax assets for land revaluation	**723**	724	**7**
Goodwill	**12,733**	30,031	**115**
Customers' liabilities for acceptances and guarantees	**3,102,644**	3,084,383	**27,889**
Reserve for possible loan losses	**(1,699,431)**	(2,243,542)	**(15,276)**
Total assets	**¥100,725,500**	¥104,607,449	**$905,398**
Liabilities, minority interests and stockholders' equity			
Liabilities			
Deposits	**¥ 66,521,873**	¥ 67,784,025	**$597,949**
Call money and bills sold	**8,019,874**	8,953,084	**72,089**
Payables under repurchase agreements	**1,897,172**	4,144,735	**17,053**
Payables under securities lending transactions	**4,624,779**	4,807,245	**41,571**
Commercial paper	**247,500**	187,800	**2,225**
Trading liabilities	**2,046,766**	2,851,391	**18,398**
Borrowed money	**2,476,833**	2,580,135	**22,264**
Foreign exchanges	**448,316**	397,666	**4,030**
Bonds	**3,779,852**	3,583,754	**33,976**
Due to trust account	**24,944**	5,953	**224**
Other liabilities	**3,551,051**	2,558,956	**31,920**
Reserve for employee bonuses	**20,908**	22,079	**188**
Reserve for employee retirement benefits	**93,220**	101,408	**838**
Reserve for possible losses on loans sold	**2,628**	20,665	**24**
Reserve for exhibition at World Exposition	**57**	—	**0**
Other reserves	**531**	649	**5**
Deferred tax liabilities	**58,494**	43,930	**526**
Deferred tax liabilities for land revaluation	**56,685**	58,788	**509**
Acceptances and guarantees	**3,102,644**	3,084,383	**27,889**
Total liabilities	**¥ 96,974,137**	¥101,186,654	**$871,678**
Minority interests	**¥ 1,005,886**	¥ 996,720	**$ 9,042**
Stockholders' equity			
Capital stock	**¥ 1,247,650**	¥ 1,247,650	**$ 11,215**
Capital surplus	**854,798**	856,237	**7,683**
Retained earnings	**423,309**	311,664	**3,805**
Land revaluation excess	**97,914**	101,440	**880**
Net unrealized gains (losses) on other securities	**176,225**	(24,197)	**1,584**
Foreign currency translation adjustments	**(41,189)**	(53,515)	**(370)**
Treasury stock	**(13,231)**	(15,204)	**(119)**
Total stockholders' equity	**¥ 2,745,476**	¥ 2,424,074	**$ 24,678**
Total liabilities, minority interests and stockholders' equity	**¥100,725,500**	¥104,607,449	**$905,398**

See accompanying notes to consolidated Interim financial statements.

Consolidated Statements of Operations (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2003 and year ended March 31, 2003

	Millions of yen		Millions of U.S. dollars
	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2003	**Six months ended Sept. 30, 2003**
Income			
Interest income:	**¥ 826,407**	¥1,816,908	**$ 7,428**
Interest on loans and discounts	**587,789**	1,266,271	**5,283**
Interest and dividends on securities	**138,520**	268,261	**1,245**
Trust fees	**84**	7	**1**
Fees and commissions	**237,159**	424,238	**2,132**
Trading profits	**163,904**	206,496	**1,473**
Other operating income	**459,685**	946,957	**4,132**
Other income	**115,015**	123,683	**1,034**
Total income	**¥1,802,256**	¥3,518,293	**$16,200**
Expenses			
Interest expenses:	**¥ 163,169**	¥ 417,404	**$ 1,467**
Interest on deposits	**58,893**	159,950	**529**
Fees and commissions	**41,969**	71,338	**377**
Trading losses	**—**	725	**—**
Other operating expenses	**432,980**	721,134	**3,892**
General and administrative expenses	**448,094**	889,237	**4,028**
Transfer to reserve for possible loan losses	**14,529**	654,711	**130**
Other expenses	**514,633**	1,354,655	**4,626**
Total expenses	**¥1,615,376**	¥4,109,207	**$14,520**
Income (loss) before income taxes and minority interests	**¥ 186,880**	¥ (590,914)	**$ 1,680**
Income taxes:			
Current	**¥ 22,436**	¥ 66,068	**$ 202**
Deferred	**(5,137)**	(225,190)	**(46)**
Minority interests in net income	**¥ 26,087**	¥ 33,567	**$ 234**
Net income (loss)	**¥ 143,492**	¥ (465,359)	**$ 1,290**

	Yen		U.S. dollars
	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2003	**Six months ended Sept. 30, 2003**
Per share data:			
Net income (loss)	**¥24,993.09**	¥(84,324.98)	**$224.66**
Net income — diluted	**15,608.81**	—	**140.30**

See accompanying notes to consolidated Interim financial statements.

Consolidated Statements of Stockholders' Equity (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2003 and year ended March 31, 2003

	Millions of yen							
	Capital stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized gains (losses) on other securities	Foreign currency translation adjustments	Treasury stock	Total
Balance at March 31, 2002	¥1,326,746	¥1,684,373	¥117,743	¥121,244	¥(304,837)	¥(15,174)	¥(17,475)	¥2,912,619
Establishment of SMFG	(326,746)	326,746						—
Issuance of stocks	247,650	247,650						495,300
Merger with The Japan Research Institute Holdings, Ltd.		3,069	15,813					18,882
Merger of subsidiaries		(1,405,507)	658,443		672,810			(74,253)
Change due to increase/decrease of subsidiaries and affiliates			5,246					5,246
Losses on disposition of treasury stock		(93)						(93)
Transfer of land revaluation excess			17,125	(17,125)				—
Change of tax rate and others				(2,678)				(2,678)
Cash dividends paid			(37,349)					(37,349)
Net loss			(465,359)					(465,359)
Change of net unrealized losses on other securities					(392,171)			(392,171)
Change of foreign currency translation adjustments						(38,340)		(38,340)
Change of treasury stock							2,270	2,270
Balance at March 31, 2003	1,247,650	856,237	311,664	101,440	(24,197)	(53,515)	(15,204)	2,424,074
Change due to merger of subsidiaries			(2,066)					(2,066)
Losses on disposition of treasury stock		(1,439)						(1,439)
Transfer of land revaluation excess			3,525	(3,525)				—
Cash dividends paid			(33,306)					(33,306)
Net income			143,492					143,492
Change of net unrealized gains on other securities					200,423			200,423
Change of foreign currency translation adjustments						12,326		12,326
Change of treasury stock							1,973	1,973
Balance at September 30, 2003	¥1,247,650	¥ 854,798	¥423,309	¥ 97,914	¥ 176,225	¥(41,189)	¥(13,231)	¥2,745,476

	Millions of U.S. dollars							
	Capital stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized gains (losses) on other securities	Foreign currency translation adjustments	Treasury stock	Total
Balance at March 31, 2003	$11,215	$7,696	$2,801	$912	$ (217)	$(481)	$(137)	$21,789
Change due to merger of subsidiaries			(19)					(19)
Losses on disposition of treasury stock		(13)						(13)
Transfer of land revaluation excess			32	(32)				—
Cash dividends paid			(299)					(299)
Net income			1,290					1,290
Change of net unrealized gains on other securities					1,801			1,801
Change of foreign currency translation adjustments						111		111
Change of treasury stock							18	18
Balance at September 30, 2003	$11,215	$7,683	$3,805	$880	$1,584	$(370)	$(119)	$24,678

See accompanying notes to consolidated Interim financial statements.

Consolidated Statements of Cash Flows (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2003 and year ended March 31, 2003

	Millions of yen		Millions of U.S. dollars
	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2003	Six months ended Sept. 30, 2003
1. Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	¥ **186,880**	¥ (590,914)	$ **1,680**
Depreciation of premises, equipment and others	**41,894**	89,414	**376**
Depreciation of lease assets	**167,285**	312,562	**1,504**
Amortization of goodwill	**4,191**	10,171	**38**
Equity in earnings of affiliates	**(8,044)**	(5,718)	**(72)**
Net change in reserve for possible loan losses	**(550,977)**	82,688	**(4,953)**
Net change in reserve for possible losses on loans sold	**(18,036)**	(65,706)	**(162)**
Net change in reserve for employee bonuses	**(1,134)**	(140)	**(10)**
Net change in reserve for employee retirement benefits	**7,969**	(47,563)	**72**
Net change in reserve for exhibition at World Exposition	**57**	—	**0**
Interest income	**(826,407)**	(1,816,908)	**(7,428)**
Interest expenses	**163,169**	417,404	**1,467**
Net (gains) losses on securities	**(40,431)**	471,528	**(364)**
Net losses from money held in trust	**1,007**	4,003	**9**
Net exchange losses	**221,477**	170,155	**1,991**
Net losses from disposal of premises and equipment	**7,985**	33,301	**72**
Net losses from disposal of lease assets	**49**	1,505	**0**
Net change in trading assets	**1,003,098**	(1,253,569)	**9,017**
Net change in trading liabilities	**(802,432)**	569,881	**(7,213)**
Net change in loans and bills discounted	**1,985,803**	2,472,161	**17,850**
Net change in deposits	**(428,206)**	(2,024,876)	**(3,849)**
Net change in negotiable certificates of deposit	**(1,479,196)**	(1,806,894)	**(13,296)**
Net change in borrowed money (excluding subordinated debt)	**(51,542)**	(261,965)	**(463)**
Net change in deposits with banks	**(432,383)**	2,947,705	**(3,887)**
Net change in call loans, bills bought and receivables under resale agreements	**(508,664)**	1,280,173	**(4,572)**
Net change in receivables under securities borrowing transactions	**1,356,233**	1,039,276	**12,191**
Net change in call money, bills sold and payables under repurchase agreements	**(3,181,690)**	902,660	**(28,600)**
Net change in commercial paper	**59,700**	(979,700)	**537**
Net change in payables under securities lending transactions	**(182,466)**	1,632,445	**(1,640)**
Net change in foreign exchanges (assets)	**(24,440)**	42,144	**(220)**
Net change in foreign exchanges (liabilities)	**50,442**	99,013	**453**
Issuance and redemption of bonds (excluding subordinated bonds)	**8,655**	457,319	**78**
Net change in due to trust account	**18,990**	5,953	**171**
Interest received	**856,081**	1,956,975	**7,695**
Interest paid	**(174,330)**	(464,798)	**(1,567)**
Other, net	**809,744**	(100,004)	**7,278**
Subtotal	¥ **(1,759,666)**	¥ 5,579,686	$ **(15,817)**
Income taxes paid	**5,817**	(136,485)	**52**
Net cash provided by (used in) operating activities	¥ **(1,753,848)**	¥ 5,443,200	$ **(15,765)**

(Continued)

	Millions of yen		Millions of U.S. dollars
	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2003	**Six months ended Sept. 30, 2003**
2. Cash flows from investing activities:			
Purchases of securities	**¥(23,707,428)**	¥(49,938,065)	**$(213,100)**
Proceeds from sale of securities	**15,807,610**	37,711,992	**142,091**
Proceeds from maturity of securities	**9,806,287**	7,907,363	**88,146**
Purchases of money held in trust	**(21,111)**	(14,622)	**(190)**
Proceeds from sale of money held in trust	**17,268**	23,624	**155**
Purchases of premises and equipment	**(22,248)**	(69,884)	**(200)**
Proceeds from sale of premises and equipment	**17,330**	73,677	**156**
Purchases of lease assets	**(192,936)**	(336,512)	**(1,734)**
Proceeds from sale of lease assets	**15,526**	33,900	**140**
Purchases of stocks of subsidiaries	**(8,999)**	(15,444)	**(81)**
Proceeds from sale of stocks of subsidiaries	**—**	53	**—**
Net cash provided by (used in) investing activities	**¥ 1,711,298**	¥ (4,623,917)	**$ 15,383**
3. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	**¥ 34,500**	¥ 165,000	**$ 310**
Repayment of subordinated debt	**(95,500)**	(286,500)	**(859)**
Proceeds from issuance of subordinated bonds and bonds with subscription rights for shares	**238,362**	223,950	**2,143**
Repayment of subordinated bonds and bonds with subscription rights for shares	**(42,962)**	(565,522)	**(386)**
Proceeds from issuance of stocks	**—**	495,300	**—**
Dividends paid	**(33,330)**	(37,348)	**(300)**
Proceeds from minority stockholders	**—**	220	**—**
Dividends paid to minority stockholders	**(24,388)**	(39,621)	**(219)**
Purchases of treasury stock	**(152)**	(7,875)	**(1)**
Proceeds from sale of treasury stock	**936**	8,479	**8**
Net cash provided by (used in) financing activities	**¥ 77,465**	¥ (43,919)	**$ 696**
4. Effect of exchange rate changes on cash and due from banks	**¥ (1,763)**	¥ (2,629)	**$ (16)**
5. Net change in cash and due from banks	**¥ 33,151**	¥ 772,734	**$ 298**
6. Cash and due from banks at beginning of period	**¥ 2,900,991**	¥ 2,128,742	**$ 26,076**
7. Change in cash and due from banks due to merger of consolidated subsidiaries	**¥ —**	¥ 0	**$ —**
8. Change in cash and due from banks due to decrease of consolidated subsidiaries	**¥ (0)**	¥ (486)	**$ (0)**
9. Cash and due from banks at end of period	**¥ 2,934,143**	¥ 2,900,991	**$ 26,374**

See accompanying notes to consolidated interim financial statements.

Notes to Consolidated Interim Financial Statements (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2003

I. Significant Accounting Policies

1. Scope of consolidation

(1) Consolidated subsidiaries: 169 companies

Principal companies:

Sumitomo Mitsui Banking Corporation ("SMBC")
THE MINATO BANK, LTD.
The Bank of Kansai, Ltd.
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

From this interim term:

— three companies including The Kansai Sawayaka Bank, Limited were newly consolidated due to acquirement of shares, and five companies including SMBC Leasing Investment L.L.C. were newly consolidated due to establishment.

— five companies including Sakura Friend Securities Co., Ltd., Mitsui Finance Service Co., Ltd. and Sakura Finance Service Co., Ltd. were excluded from the scope of consolidation due to merger, and Sakura Global Capital Asia Limited was excluded from the scope of consolidation due to liquidation.

— three companies including SMBCL CEPHEUS CO., LTD. became silent partnerships for lease transactions, and became nonconsolidated subsidiaries that are not accounted for by the equity method.

(2) Nonconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

One hundred and five subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, pursuant to Article 5 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulation, they were excluded from the scope of consolidation.

Total assets, ordinary income, net income and retained earnings of other nonconsolidated subsidiaries have no significant impact on the consolidated interim financial statements.

2. Application of the equity method

(1) Nonconsolidated subsidiaries accounted for by the equity method: 4 companies

Principal company:

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method: 44 companies

Principal companies:

Daiwa Securities SMBC Co. Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

From this interim term:

— two companies including Hokkaido Mother Land Capital, Ltd. were newly applied due to establishment

— Daiwa Europe (Deutschland) GmbH was excluded due to liquidation.

(3) Nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method:

One hundred and five subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, pursuant to Article 7 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulation, they are not treated as affiliated companies accounted for by the equity method.

(4) Affiliates that are not accounted for by the equity method

Principal company:

Daiwa SB Investments (USA) Ltd.

Net income and retained earnings of other nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method have no significant impact on the consolidated interim financial statements.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim account closing dates of the consolidated subsidiaries are as follows:

March 31:	5 Companies
April 30:	1 Company
June 30:	65 Companies
July 31:	2 Companies
September 30:	96 Companies

(2) As for the companies whose interim balance sheet dates are March 31 and April 30, the accounts are provisionally closed for the purpose of consolidation as of September 30 and July 31, respectively. The other companies are consolidated on the basis of their respective interim balance sheet dates.

Appropriate adjustments were made for significant transactions during the periods from their respective interim balance sheet dates to the consolidated interim closing date.

4. Accounting methods

(1) **Standards for recognition and measurement of trading assets and liabilities**

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated balance sheet on a contract date basis. Relevant income or expenses on trading-purpose transactions are recognized as "Trading profits" or "Trading losses" in the consolidated statement of operations.

Securities and monetary claims purchased for trading purposes are stated at the interim term-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated interim balance sheet date.

Adjustments are made to interest income or expenses for recognition of trading profits or losses in the amounts of changes in valuation of securities and monetary claims or gains or losses resulting from any change in the value of derivatives between the previous fiscal year-end and this interim term-end, assuming they were settled at this interim term-end.

A consolidated subsidiary, SMBC formerly accounted for foreign currency translation differences arising from currency swaps for trading purposes as "Other assets" or "Other liabilities" on the balance sheet on a net basis. From this interim term, SMBC accounts for such foreign currency differences as "Trading assets" and "Trading liabilities" on a gross basis, pursuant to the "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25). Consequently, "Other liabilities" decreased by ¥83,790 million ($753 million), and "Trading assets" and "Trading liabilities" increased by ¥47,405 million ($426 million) and ¥131,196 million ($1,179 million), respectively.

(2) **Standards for recognition and measurement of securities**

(a) Held-to-maturity debt securities are debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity, and are carried at amortized cost (straight-line method) using the moving-average method.

Investments in nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.

Securities other than trading purpose securities, held-to-maturity debt securities and investments in nonconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market value are carried at the average market prices during the final month of the interim term, and bonds and others that have market prices are carried at their interim term-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Stockholders' equity," after deducting the amount that is reflected in the interim term's earnings because of application of fair value hedge accounting.

(b) Securities included in "Money held in trust" are carried in the same way as in Notes I. 4. (1) and (2) (a).

(3) **Standards for recognition and measurement of derivative transactions**

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

(4) **Depreciation**

(a) Depreciation of premises, equipment and lease assets

Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. ("SMFG") and SMBC are depreciated using the straight-line method for premises and the declining-balance method for equipment. For the six months ended September 30, 2003, SMBC calculated the depreciation cost by proportionally allocating the estimated annual costs to the interim term. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Equipment:	2 to 20 years

Other consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

(b) Depreciation of capitalized software

Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

(5) **Reserve for possible loan losses**

Reserve for possible loan losses of SMBC and other major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and reserves.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are likely to become bankrupt in the future, a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Of the claims on borrowers requiring close monitoring, SMBC applies the Discounted Cash Flows method ("DCF method") to the claims on borrowers, all or some of whose loans are classified as "Past due loans (3 months or more)" or "Restructured loans" and whose total loans exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific countries, an additional reserve is provided for in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and charged off against the total outstanding amount of the claims. The amount of write-off was ¥1,693,302 million ($15,221 million).

(6) **Reserve for employee bonuses**

Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this interim term.

(7) **Reserve for employee retirement benefits**

Reserve for employee retirement benefits is provided, in provision for payment of retirement benefits to employees, in the amount deemed accrued at interim term-end, based on the projected retirement benefit obligation and fair value of plan assets at the fiscal year-end.

Prior service cost is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

Unrecognized net transition obligation from the initial application of the new accounting standard for employee retirement benefits is amortized using the straight-line method over five years and is charged 50% of the annual amortized cost to its income for the six months ended September 30, 2003.

(8) **Reserve for possible losses on loans sold**

Reserve for possible losses on loans sold is provided for contingent losses arising from decline of market value of underlying collateral for loans sold to the Cooperative Credit Purchasing Company, Limited. This reserve is provided in accordance with Article 43 of the Ordinance of the Commercial Code.

(9) **Reserve for exhibition at World Exposition**

SMBC accounts for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan," which will be held in Aichi Prefecture in 2005 as "Reserve for exhibition at World Exposition." This reserve is stipulated in Article 43 of the Ordinance of the Commercial Code and includes the reserve that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

(10) **"Other reserves" required by special laws**

Other reserves required by special laws are reserve for contingent liabilities from financial futures transaction (¥18 million ($0 million)) in accordance with Article 82 of the Financial Futures Transaction Law, and reserve for contingent liabilities from securities transactions (¥513 million ($5 million)) in accordance with Article 51 of Securities Exchange Law.

(11) **Translation of foreign currency assets and liabilities**

SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated interim balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates which are prevailing at the time of acquisition.

As for the accounting method of foreign currency transactions, in the previous fiscal year, domestic consolidated banking subsidiaries applied the temporary treatment stipulated in JICPA Industry Audit Committee Report No.25 to currency swaps and foreign exchange swaps for the purpose of lending or borrowing funds in different currencies. From this interim term, they apply the hedge accounting pursuant to the full treatment of JICPA Industry Audit Committee Report No.25.

Consequently, for the six-month period, the domestic consolidated banking subsidiaries have valuated such foreign exchange swaps at fair value and included their fair-valued assets and liabilities in the consolidated balance sheet. Previously, profits or losses on the foreign exchange swaps were charged to income by periodical allocation. As a result, "Other assets" and "Other liabilities" each increased by ¥2,846 million ($26 million). However, this accounting change had no impact on profit or loss.

Foreign currency translation differences arising from currency swaps and forward foreign exchange transactions were formerly accounted for as "Other assets" or "Other liabilities" on a net basis, but from this interim term they are accounted for as "Other assets" or "Other liabilities" on a gross basis pursuant to JICPA Industry Audit Committee Report No.25. Consequently, "Other assets" and "Other liabilities" increased by ¥737,724 million ($6,631 million) each.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(12) **Accounting method for lease transactions**

Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

Standards for recognizing rental income on lease transactions and income/expenses on installment sales are as follows:

(a) Recognition of lease-related income on lease transactions
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the monthly rent revenue.

(b) Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

(13) **Hedge accounting**

(a) Hedging against interest rate changes
As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

In the previous fiscal year, SMBC applied the temporary treatment stipulated in the "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to the "macro hedge," which is the management of interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives. From this interim term, SMBC applies the full treatment of JICPA Industry Audit Committee Report No.24 to hedges on groups of large-volume, small-value monetary claims and debts with similar risk characteristics. SMBC assesses the effectiveness of such hedges in offsetting movement of the fair value by the changes in interest rates, by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As to the cash flow hedges, SMBC assesses the effectiveness of such hedges in fixing cash flows by verifying the correlation between the hedged items and the hedging instruments. As to the individual hedges, SMBC also assesses the effectiveness of such hedges.

As a result of changing the designation of hedge relationship pursuant to JICPA Industry Audit Committee Report No.24, SMBC applies fair value hedge accounting to hedging transactions for reducing the exposure to market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management in order to more properly reflect the effectiveness of hedging transactions in the financial statements. Consequently, "Other assets" and "Net unrealized gains on other securities" decreased by ¥21,462 million ($193 million) and ¥13,521 million ($122 million), respectively and "Deferred tax assets" increased by ¥8,507 million ($76 million).

A portion of deferred hedge losses and gains, which was previously under the macro hedge, is no longer subject to hedge accounting. The deferred hedge losses and gains related to hedging instruments to which SMBC discontinued the application of hedge accounting or applied fair value hedge accounting as a result of the change mentioned above are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) from this interim term according to their maturity. At September 30, 2003 gross amounts of deferred hedge losses and gains on "macro hedge" were ¥422,999 million ($3,802 million) and ¥410,931 million ($3,694 million), respectively.

(b) Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in the full treatment of JICPA Industry Audit Committee Report No.25 to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(c) Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries use the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by the Industry Audit Committee Report No.19 "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry," issued by JICPA.

(14) Consumption tax

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(15) Tax effect accounting

On the premise that transfer to and from the reserve for losses on overseas investments will be conducted through appropriation of retained earnings (deficit) at the end of this fiscal year of SMFG and its consolidated domestic subsidiaries, current and deferred income taxes are recorded in the amount corresponding to the consolidated interim term.

5. Scope of "cash and cash equivalents" on consolidated statement of cash flows

For the purpose of the consolidated statement of cash flows, cash and cash equivalents represents cash and due from banks.

II. Notes to Consolidated Balance Sheet

1. Securities include ¥200,137 million ($1,799 million) of stocks of nonconsolidated subsidiaries and affiliates and ¥1,614 million ($15 million) of investments.
2. "Japanese government bonds" as a sub-account of "Securities" include ¥6,002 million ($54 million) of unsecured loaned

securities for which borrowers have the right to sell or pledge and ¥119 million ($1 million) of loaned securities for which borrowers only have the right to pledge and not to sell.

As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to be sold or pledged without restrictions, ¥654,394 million ($5,882 million) in securities are pledged, and ¥136,090 million ($1,223 million) in securities are held in hand as of the consolidated interim balance sheet date.

3. "Bankrupt loans" and "Non-accrual loans" were ¥179,497 million ($1,613 million) and ¥2,287,238 million ($20,559 million), respectively. These amounts include trusts with The Resolution and Collection Corporation, a measure regarded as off-balancing, in the amount of ¥38,941 million ($350 million).

   "Bankrupt loans" are loans on which consolidated subsidiaries do not currently accrue interest income, as substantial doubt is judged to exist as to the ultimate collectability of either principal or interest as they are past due for a considerable period of time or for other reasons, and meet conditions defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law, issued in 1965. "Non-accrual loans" are loans on which consolidated subsidiaries do not currently accrue interest income, excluding Bankrupt loans and loans for which consolidated subsidiaries are forbearing interest payments to support the borrowers' recovery from financial difficulties.

4. "Past due loans (3 months or more)" totaled ¥101,630 million ($914 million).

   "Past due loans (3 months or more)" are loans other than "Bankrupt loans" and "Non-accrual loans" on which the principal or interest is past due for three months or more.

5. "Restructured loans" totaled ¥1,853,890 million ($16,664 million).

   "Restructured loans" are loans other than "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)" for which consolidated subsidiaries have relaxed lending terms, such as reduction of the original interest rate, forbearance of interest payments or principal repayments or have made agreements in favor of borrowers such as debt forgiveness, to support the borrowers' recovery from financial difficulties.

6. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was ¥4,422,255 million ($39,751 million). This amount includes trusts with The Resolution and Collection Corporation, a measure regarded as off-balancing, in the amount of ¥38,941 million ($350 million).

   The amounts of loans presented in 3. to 6. above are the amounts before deduction of reserve for possible loan losses.

7. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was ¥966,761 million ($8,690 million).

8. Assets pledged as collateral were as follows:

September 30, 2003	Millions of yen	Millions of U.S. dollars
Assets pledged		
Cash and due from banks and Deposits with banks	¥ 124,638	$ 1,120
Trading assets	570,857	5,131
Securities	9,794,664	88,042
Loans and bills discounted	3,760,959	33,806
Other assets (installment account receivable, etc.)	1,180	11
Premises and equipment	529	5
Liabilities corresponding to assets pledged		
Deposits	¥ 14,910	$ 134
Call money and bills sold	7,054,900	63,415
Payables under repurchase agreements	1,857,026	16,692
Payables under securities lending transactions	4,355,513	39,151
Trading liabilities	144,062	1,295
Borrowed money	4,216	38
Other liabilities	10,979	99
Acceptances and guarantees	149,297	1,342

   In addition, Cash and due from banks and Deposits with banks of ¥44,798 million ($403 million), Trading assets of ¥4,204 million ($38 million), Securities of ¥3,966,901 million ($35,658 million), Loans and bills discounted of ¥968,383 million ($8,705 million) were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

   Premises and equipment include surety deposits and intangible of ¥118,028 million ($1,061 million), and Other assets include initial margins of futures markets of ¥7,036 million ($63 million).

9. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥29,801,082 million ($267,875 million), and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥27,261,498 million ($245,047 million). Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

10. Net amount of deferred unrealized gains (losses) on hedging instruments to which deferred hedge accounting is applied is reported as deferred loss on hedge and are included in "Other assets." Gross deferred unrealized losses and gains on hedging instruments were ¥1,735,996 million ($15,604 million) and ¥1,609,388 million ($14,466 million), respectively.

11. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

Certain consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains (losses) are deferred and reported in "Liabilities" or "Assets" as "Deferred tax liabilities for land revaluation" or "Deferred tax assets for land revaluation," and the net unrealized gains (losses), net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

Date of the revaluation:

SMBC:	March 31, 1998 and March 31, 2002
Certain consolidated subsidiaries:	March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law):

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Certain consolidated subsidiaries: Fair values were determined based on the values specified in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

12. Accumulated depreciation on premises and equipment and accumulated depreciation on lease assets amounted to ¥604,089 million ($5,430 million) and ¥1,508,565 million ($13,560 million), respectively.

13. The balance of subordinated debt included in "Borrowed money" was ¥811,510 million ($7,294 million).

14. The balance of subordinated bonds included in "Bonds" was ¥1,583,839 million ($14,237 million).

III. Notes to Consolidated Statement of Operations

1. "Other income" includes gains on sales of stocks and other securities of ¥56,039 million ($504 million), the tax refund from the Tokyo Metropolitan Government of ¥38,236 million ($344 million) and the interest on the tax refund of ¥2,097 million ($19 million).

2. "Other expenses" includes write-off of loans in the amount of ¥388,924 million ($3,496 million), amortized cost of unrecognized net obligation from initial application of the new accounting standard for employee retirement benefits of ¥11,021 million ($99 million) and losses on disposal of premises and equipment of ¥8,408 million ($76 million).

IV. Notes to Consolidated Statement of Cash Flows

For the purpose of the consolidated statement of cash flows, cash and cash equivalents represents cash and due from banks.

Reconciliation of the opening balance and the cash payment (net) for acquisition of three companies including The Kansai Sawayaka Bank, Limited is as follows:

	Millions of yen	Millions of U.S. dollars
Assets	¥ 800,118	$ 7,192
Loans and bills discounted	593,042	5,331
Liabilities	¥(724,759)	$(6,514)
Deposits	(682,774)	(6,137)
Minority interests	(23,450)	(211)
Goodwill	(13,136)	(118)
Acquisition costs for the three companies' stocks (a)	¥ 38,773	$ 349
The three companies' cash and cash equivalents (b)	(29,773)	(268)
(a) – (b) Net cash payment for acquisition of the three companies	¥ 8,999	$ 81

V. Lease Transactions

1. Financing leases

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for financing leases without transfer of ownership at September 30, 2003 was as follows:

(1) Lessee side

	Millions of yen		
September 30, 2003	Equipment	Other	Total
Acquisition cost	¥10,937	¥213	¥11,150
Accumulated depreciation	5,977	116	6,094
Net book value	¥ 4,959	¥ 97	¥ 5,056

	Millions of U.S. dollars		
September 30, 2003	Equipment	Other	Total
Acquisition cost	$98	$2	$100
Accumulated depreciation	54	1	55
Net book value	$44	$1	$ 45

Future minimum lease payments excluding interests at September 30, 2003 were as follows:

September 30, 2003	Millions of yen	Millions of U.S. dollars
Due within one year	¥1,876	$17
Due after one year	3,316	30
Total	¥5,193	$47

Total lease expenses for this interim term were ¥1,152 million ($10 million).

Assumed depreciation expenses for this interim term amounted to ¥1,082 million ($10 million).

Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets.

The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expense. The allocation of such interest expense over the lease term is computed using the effective interest method. Interest expense for this interim term amounted to ¥76 million ($1 million).

(2) Lessor side

September 30, 2003	Millions of yen		
	Equipment	Other	Total
Acquisition cost	¥1,942,876	¥548,854	¥2,491,730
Accumulated depreciation	1,203,109	299,931	1,503,041
Net book value	¥ 739,766	¥248,922	¥ 988,689

September 30, 2003	Millions of U.S. dollars		
	Equipment	Other	Total
Acquisition cost	$17,464	$4,934	$22,398
Accumulated depreciation	10,814	2,696	13,510
Net book value	$ 6,650	$2,238	$ 8,888

Future lease payment receivables excluding interests for this interim term-end were as follows:

September 30, 2003	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 322,445	$2,898
Due after one year	709,410	6,377
Total	¥1,031,856	$9,275

Lease income for this interim term was ¥205,211 million ($1,845 million).

Depreciation expense for this interim term was ¥165,475 million ($1,487 million).

Assumed interest income was calculated on the basis of the allocation of excess amount of total lease income and estimated residual value over the acquisition cost of leased assets.

The allocation of such assumed interest income over the lease term is computed using the effective interest method. Assumed interest income for this interim term was ¥34,173 million ($307 million).

2. Operating leases

Operating leases at September 30, 2003 consisted of the following:

(1) Lessee side

Future minimum lease payments at September 30, 2003 were as follows:

September 30, 2003	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 18,679	$ 168
Due after one year	98,100	882
Total	¥116,780	$1,050

(2) Lessor side

Future lease payment receivables at September 30, 2003 were as follows:

September 30, 2003	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 630	$ 6
Due after one year	1,497	13
Total	¥2,128	$19

Future lease payment receivables of ¥94,692 million ($851 million) included in the amounts above 1. and 2. were pledged as collateral for borrowing transactions.

VI. Others

Amounts less than one million yen have been omitted. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts. For the convenience of the readers, all items have been translated from Japanese yen to U.S. dollars at the rate of ¥111.25 to US$1, the exchange rate prevailing on September 30, 2003.

VII. Per Share Data

September 30, 2003	Yen	U.S. dollars
Stockholders' equity per share	¥165,291.87	$1,485.77
Net income per share	24,993.09	224.66
Net income per share — diluted	15,608.81	140.30

1. Consolidated stockholders' equity per share is calculated by deducting from stockholders' equity the number of preferred stocks issued as of the end of the interim term multiplied by the issue price, divided by the number of common stocks issued at the interim term-end (excluding "treasury stock").
2. Consolidated net income per share is calculated by deducting total preferred stock dividends from net income, divided by the average number of common stocks outstanding during the interim term (excluding "treasury stock").

VIII. Subsequent Events (up to December 16, 2003)

There have been no subsequent events of material importance after September 30, 2003.

IX. Market Value Information

1. Market value of marketable securities

Note: In addition to "Securities" stated in the consolidated balance sheet, the amounts below include trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and commercial paper and beneficiary claims on loan trusts classified as "Commercial paper and other debt purchased."

(1) Securities classified as trading purposes

September 30, 2003	Millions of yen	Millions of U.S. dollars
Consolidated balance sheet amount	¥1,205,895	$10,840
Valuation gains (losses) included in profit/loss during the term	(1,705)	(15)

(2) Bonds classified as held-to-maturity with market value

September 30, 2003	Millions of yen				
	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	¥510,142	¥498,990	¥(11,152)	¥ 884	¥12,037
Japanese local government bonds	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—
Other	21,329	22,379	1,049	1,166	117
Total	¥531,472	¥521,369	¥(10,103)	¥2,051	¥12,155

September 30, 2003	Millions of U.S. dollars				
	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	$4,585	$4,485	$(100)	$ 8	$108
Japanese local government bonds	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—
Other	192	201	9	10	1
Total	$4,777	$4,686	$ (91)	$18	$109

Note: Market value is calculated using the market prices at the interim term-end.

(3) Other securities with market value

September 30, 2003	Millions of yen				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	¥ 2,606,121	¥ 3,077,101	¥ 470,979	¥578,166	¥107,187
Bonds	¥12,436,715	¥12,281,842	¥(154,872)	¥ 6,597	¥161,470
Japanese government bonds	11,240,557	11,103,803	(136,754)	2,865	139,619
Japanese local government bonds	413,692	403,548	(10,143)	924	11,067
Japanese corporate bonds	782,465	774,489	(7,975)	2,808	10,783
Other	¥ 4,187,030	¥ 4,174,553	¥ (12,477)	¥ 20,171	¥ 32,649
Total	¥19,229,867	¥19,533,496	¥ 303,629	¥604,936	¥301,307

September 30, 2003	Millions of U.S. dollars				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	$ 23,426	$ 27,659	$ 4,233	$5,197	$ 964
Bonds	$111,791	$110,399	$(1,392)	$ 59	$1,451
Japanese government bonds	101,039	99,810	(1,229)	26	1,255
Japanese local government bonds	3,719	3,627	(92)	8	100
Japanese corporate bonds	7,033	6,962	(71)	25	96
Other	$ 37,636	$ 37,524	$ (112)	$ 182	$ 294
Total	$172,853	$175,582	$ 2,729	$5,438	$2,709

Notes: 1. Of the total net unrealized gains shown above, ¥22,029 million ($198 million) is included in this term's profit because of the application of fair value hedge accounting.

2. Market value is calculated as follows:

Stocks	Average market price during one month before the interim term-end
Bonds and others	Market prices at the interim term-end

3. Other securities with market value are considered as impaired if the market value decreases significantly below the acquisition cost and such decline is not considered as recoverable. The market value is used for the consolidated interim balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for the current interim term. Valuation loss (impaired) for the current interim term was ¥530 million ($5 million). The rule for determining "significant decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Market value is lower than acquisition cost.
Issuers requiring caution:	Market value is 30% or more lower than acquisition cost.
Normal issuers:	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above four categories of issuers.

(4) Held-to-maturity bonds sold during the interim term

	Millions of yen			Millions of U.S. dollars		
Six months ended September 30, 2003	Acquisition cost	Sales amount	Gains on sales	Acquisition cost	Sales amount	Gains on sales
Japanese government bonds	¥21,063	¥21,709	¥ 645	$189	$195	$ 6
Japanese local government bonds	23,060	23,796	736	207	214	7
Total	¥44,123	¥45,506	¥1,382	$396	$409	$13

Note: Reason for sales: A consolidated subsidiary, THE MINATO BANK, LTD. ("Minato") changed its investment policy.

(5) Other securities sold during the interim term

	Millions of yen			Millions of U.S. dollars		
Six months ended September 30, 2003	Sales amount	Gains on sales	Losses on sales	Sales amount	Gains on sales	Losses on sales
Other securities	¥15,761,524	¥145,995	¥95,693	$141,677	$1,312	$860

(6) Securities with no available market value

	Millions of yen	*Millions of U.S. dollars*
September 30, 2003	Consolidated balance sheet amount	Consolidated balance sheet amount
Bonds classified as held-to-maturity		
Unlisted foreign securities	¥ 5,411	$ 49
Other	10,112	91
Other securities		
Unlisted stocks (except OTC trading stocks)	¥ 338,389	$ 3,042
Unlisted bonds	1,457,321	13,100
Unlisted foreign securities	325,123	2,922
Other	109,236	982

(7) Change of classification of securities

Minato changed its investment policy and sold some of the held-to-maturity bonds during this interim term. As a result, Minato changed the classification of the remaining bonds that Minato holds, ¥28,281 million ($254 million), from "held-to-maturity" to "other securities" pursuant to Article 83 of the "Practical Guidelines for Accounting for Financial Instruments" (JICPA Accounting Committee Report No.14). According to this change of classification, "Securities" increased by ¥66 million ($1 million) and "Deferred tax assets" decreased by ¥26 million ($0 million), and "Minority interests" and "Net unrealized gains on other securities" increased by ¥36 million ($0 million) and ¥2 million ($0 million), respectively, compared with the former classification of bonds.

(8) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

	Millions of yen			
September 30, 2003	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	Over 10 years
Bonds	¥2,916,076	¥6,936,933	¥3,780,495	¥ 615,803
Japanese government bonds	2,717,215	5,160,392	3,125,480	610,858
Japanese local government bonds	6,726	197,435	198,853	533
Japanese corporate bonds	192,133	1,579,106	456,162	4,411
Other	¥ 471,659	¥2,977,811	¥ 434,399	¥ 606,081
Total	¥3,387,735	¥9,914,745	¥4,214,895	¥1,221,884

	Millions of U.S. dollars			
September 30, 2003	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	Over 10 years
Bonds	$26,212	$62,354	$33,982	$ 5,535
Japanese government bonds	24,424	46,385	28,094	5,491
Japanese local government bonds	61	1,775	1,788	5
Japanese corporate bonds	1,727	14,194	4,100	39
Other	$ 4,240	$26,767	$ 3,905	$ 5,448
Total	$30,452	$89,121	$37,887	$10,983

2. Money held in trust

(1) Money held in trust classified as trading purposes

September 30, 2003	Millions of yen	Millions of U.S. dollars
Consolidated balance sheet amount	¥7,443	$67
Valuation gains included in profit/loss during the term	—	—

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

September 30, 2003	Millions of yen				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	¥20,070	¥20,054	¥(16)	¥249	¥265

September 30, 2003	Millions of U.S. dollars				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	$180	$180	$(0)	$2	$2

Note: Consolidated interim balance sheet amount is calculated using the market prices at the interim term-end.

3. Net unrealized gains (losses) on other securities

September 30, 2003	Millions of yen	Millions of U.S. dollars
Net unrealized gains	¥281,549	$2,531
Other securities	281,565	2,531
Other money held in trust	(16)	(0)
(+) Deferred tax assets	(110,389)	(992)
Net unrealized gains on other securities (before following adjustment)	¥171,159	$1,539
(−) Minority interests	¥ (4,343)	$ (39)
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	722	6
Net unrealized gains on other securities	¥176,225	$1,584

Notes: 1. Of the total net unrealized gains shown above, ¥22,029 million ($198 million) is included in this term's profit because of the application of fair value hedge accounting.

2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

4. Derivative transactions

(1) Interest rate derivatives

September 30, 2003	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Interest rate futures	¥213,646,304	¥ 7,059	¥ 7,059	$1,920,416	$ 63	$ 63
Interest rate options	2,815,783	(314)	(314)	25,310	(3)	(3)
Over-the-counter transactions:						
Forward rate agreements	¥ 19,588,774	¥ 764	¥ 764	$ 176,079	$ 7	$ 7
Interest rate swaps	378,671,001	286,193	286,193	3,403,784	2,573	2,573
Interest rate swaptions	6,857,851	(30,654)	(30,654)	61,644	(276)	(276)
Caps	8,861,038	1,313	1,313	79,650	12	12
Floors	506,180	(888)	(888)	4,550	(8)	(8)
Other	249,262	2,642	2,642	2,241	24	24
Total	/	¥266,116	¥266,116	/	$2,392	$2,392

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.

Derivative transactions to which deferred hedge accounting is applied are excluded from the amounts above.

Interest-related transactions that some consolidated overseas subsidiaries account for in accordance with their local accounting standards are excluded from the amounts above. Their net unrealized gains amount to ¥78 million ($1 million).

(2) Currency derivatives

September 30, 2003	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Currency swaps	¥16,370,428	¥ 65,930	¥149,520	$147,150	$ 593	$1,344
Currency swaptions	1,563,973	20,038	20,038	14,058	180	180
Forward foreign exchange	33,529,491	(125,004)	(125,004)	301,389	(1,124)	(1,124)
Currency options	6,553,725	(7,407)	(7,407)	58,910	(66)	(66)
Other	18,119	46	46	163	0	0
Total	/	¥ (46,397)	¥ 37,193	/	$ (417)	$ 334

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
The following types of forward foreign exchange and currency options are not included in the above amounts.
(a) Derivative transactions to which deferred hedge accounting is applied
(b) Those that are allotted to financial assets/liabilities denominated in foreign currency and whose market value are already reflected in the amount of the financial assets/liabilities on the consolidated balance sheet.
(c) Those that are allotted to financial assets/liabilities denominated in foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.
Currency-related transactions that some consolidated overseas subsidiaries account for in accordance with their local accounting standards are excluded from the amounts above. Their net unrealized losses amount to ¥178 million ($2 million).
2. The forward foreign exchange and currency options that were formerly revaluated are included in the amounts from this interim term.

(3) Equity derivatives

September 30, 2003	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Equity price index futures	¥ 30	¥ 0	¥ 0	$ 0	$ 0	$ 0
Equity price index options	5	(1)	(1)	0	(0)	(0)
Over-the-counter transactions:						
Equity options	¥ —	¥ —	¥ —	$ —	$ —	$ —
Equity price index swaps	—	—	—	—	—	—
Other	10,481	0	0	94	0	0
Total	/	¥ (0)	¥ (0)	/	$ (0)	$ (0)

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
Derivative transactions to which deferred hedge accounting is applied are excluded from the amounts above.

(4) Bond derivatives

September 30, 2003	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Bond futures	¥ 868,606	¥ (848)	¥ (848)	$ 7,808	$ (8)	$ (8)
Bond futures options	65,081	(104)	(104)	585	(1)	(1)
Over-the-counter transactions:						
Bond options	¥2,364,407	¥(6,965)	¥(6,965)	$21,253	$(62)	$(62)
Total	/	¥(7,919)	¥(7,919)	/	$(71)	$(71)

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
Derivative transactions to which deferred hedge accounting is applied are excluded from the amounts above.

(5) Commodity derivatives

September 30, 2003	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Commodity swaps	¥134,986	¥2,680	¥2,680	$1,213	$24	$24
Commodity options	10,426	23	23	94	0	0
Total	/	¥2,704	¥2,704	/	$24	$24

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
Derivative transactions to which deferred hedge accounting is applied are excluded from the amounts above.
2. Commodity derivatives are transactions on fuel and metal.

(6) Credit derivative transactions

September 30, 2003	Millions of yen Contract amount	Market value	Valuation gains (losses)	Millions of U.S. dollars Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Credit default options	¥63,884	¥1,096	¥1,096	$574	$10	$10
Other	79,260	176	176	712	1	1
Total	/	¥1,272	¥1,272	/	$11	$11

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
Derivative transactions to which deferred hedge accounting is applied are excluded from the amounts above.

X. Segment Information

1. Business segment information

Six months ended September 30, 2003	Millions of yen Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	¥1,276,476	¥317,650	¥166,708	¥1,760,835	¥ —	¥1,760,835
(2) Intersegment	14,913	9,527	90,622	115,063	(115,063)	—
Total	¥1,291,389	¥327,177	¥257,331	¥1,875,898	¥(115,063)	¥1,760,835
Ordinary expenses	1,168,804	313,395	220,912	1,703,112	(107,786)	1,595,326
Ordinary profit	¥ 122,584	¥ 13,782	¥ 36,418	¥ 172,785	¥ (7,277)	¥ 165,508

Six months ended September 30, 2003	Millions of U.S. dollars Banking business	Leasing	Other	Total	Elimination and unallocated corporate assets	Consolidated
Ordinary income						
(1) External customers	$11,474	$2,855	$1,499	$15,828	$ —	$15,828
(2) Intersegment	134	86	814	1,034	(1,034)	—
Total	$11,608	$2,941	$2,313	$16,862	$(1,034)	$15,828
Ordinary expenses	10,506	2,817	1,986	15,309	(969)	14,340
Ordinary profit	$ 1,102	$ 124	$ 327	$ 1,553	$ (65)	$ 1,488

Notes: 1. The business segmentation is classified based on SMFG's internal administrative purpose.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.
3. Ordinary income represents total income excluding gains on disposition of premises and equipment, collection of written-off claims and reversals of other reserves.
Ordinary expenses represent total expenses excluding losses on disposition of premises and equipment, amortized cost of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

2. Geographic segment information

Six months ended September 30, 2003	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
	Millions of yen						
Ordinary income							
(1) External customers	¥1,606,056	¥71,757	¥43,371	¥39,649	¥1,760,835	¥ —	¥1,760,835
(2) Intersegment	21,629	19,230	2,464	6,062	49,386	(49,386)	—
Total	¥1,627,685	¥90,988	¥45,836	¥45,712	¥1,810,221	¥(49,386)	¥1,760,835
Ordinary expenses	1,521,296	56,531	37,252	25,388	1,640,469	(45,143)	1,595,326
Ordinary profit	¥ 106,388	¥34,456	¥ 8,583	¥20,323	¥ 169,752	¥ (4,243)	¥ 165,508

Six months ended September 30, 2003	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination and unallocated corporate assets	Consolidated
	Millions of U.S. dollars						
Ordinary income							
(1) External customers	$14,436	$645	$390	$356	$15,827	$ —	$15,827
(2) Intersegment	194	173	22	55	444	(444)	—
Total	$14,630	$818	$412	$411	$16,271	$(444)	$15,827
Ordinary expenses	13,674	508	335	228	14,745	(406)	14,339
Ordinary profit	$ 956	$310	$ 77	$183	$ 1,526	$ (38)	$ 1,488

Notes: 1. The geographic segmentation is classified based on the degrees of following factors:
geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Ordinary income represents total income excluding gains on disposition of premises and equipment, recoveries of written-off claims and reversals of other reserves.
Ordinary expenses represent total expenses excluding losses on disposition of premises and equipment, amortized cost of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

3. Ordinary income from overseas operations

Six months ended September 30, 2003	Millions of yen	Millions of U.S. dollars
Consolidated ordinary income from overseas operations (A)	¥ 154,778	$ 1,391
Consolidated ordinary income (B)	1,760,835	15,828
(A) / (B)	8.8%	8.8%

Note: The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

XI. Parent Company

1. Nonconsolidated balance sheets (unaudited)

Sumitomo Mitsui Financial Group, Inc.
September 30, 2003 and March 31, 2003

	Millions of yen		Millions of U.S. dollars
	Sept. 30, 2003	Mar. 31, 2003	Sept. 30, 2003
Assets			
Current assets	¥ 65,455	¥ 106,108	$ 588
Cash and due from banks	61,841	64,725	556
Other current assets	3,613	41,383	32
Fixed assets	¥3,291,210	¥3,306,213	$29,584
Premises and equipment	0	0	0
Intangible assets	34	26	0
Investments and other assets	3,291,175	3,306,185	29,584
Investments in subsidiaries and affiliates	3,246,072	3,260,957	29,178
Long-term loans to subsidiaries and affiliates	40,000	40,000	360
Deferred tax assets	5,102	5,227	46
Deferred charges	¥ 1,056	¥ 1,207	$ 10
Total assets	¥3,357,722	¥3,413,529	$30,182
Liabilities			
Current liabilities	¥ 230,228	¥ 257,442	$ 2,070
Short-term borrowings	230,000	256,501	2,068
Reserve for employees bonuses	76	83	1
Other current liabilities	151	857	1
Total liabilities	¥ 230,228	¥ 257,442	$ 2,070
Stockholders' equity			
Capital stock	¥1,247,650	¥1,247,650	$11,215
Capital surplus	¥1,747,263	¥1,747,266	$15,705
Capital reserve	1,247,762	1,747,266	11,215
Other capital surplus	499,501	—	4,490
Retained earnings	¥ 133,044	¥ 161,521	$ 1,196
Earned surplus reserve	—	496	—
Voluntary reserve	30,420	30,420	273
Unappropriated retained earnings	102,624	130,605	923
Treasury stock	¥ (463)	¥ (351)	$ (4)
Total stockholders' equity	¥3,127,494	¥3,156,086	$28,112
Total liabilities and stockholders' equity	¥3,357,722	¥3,413,529	$30,182

2. Nonconsolidated statements of income (unaudited)

Sumitomo Mitsui Financial Group, Inc.
Six months ended September 30, 2003 and year ended March 31, 2003

	Millions of yen		Millions of U.S. dollars
	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2003	Six months ended Sept. 30, 2003
Operating income	¥ 7,146	¥131,519	$ 64
Dividends on investments in subsidiaries and affiliates	3,020	128,265	27
Fees and commissions received from subsidiaries	3,707	3,124	33
Interest income on loans to subsidiaries and affiliates	419	128	4
Operating expenses	¥ 1,508	¥ 971	$ 14
General and administrative expenses	1,508	971	14
Other operating expenses	—	0	—
Operating profit	¥ 5,637	¥130,547	$ 50
Nonoperating income	¥ 109	¥ 13	$ 1
Nonoperating expenses	¥ 712	¥ 10,926	$ 6
Ordinary profit	¥ 5,035	¥119,634	$ 45
Income before income taxes	¥ 5,035	¥119,634	$ 45
Income taxes:			
Current	1	156	0
Deferred	204	(5,259)	2
Net income	¥ 4,829	¥124,738	$ 43

Nonconsolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation
September 30, 2003 and 2002, and March 31, 2003

	Millions of yen				Millions of U.S. dollars
		Sept. 30, 2002			
	Sept. 30, 2003	Former SMBC	Former Wakashio Bank	Mar. 31, 2003	Sept. 30, 2003
Assets					
Cash and due from banks	**¥ 2,749,623**	¥ 1,526,004	¥ 45,274	¥ 2,775,176	**$ 24,716**
Deposits with banks	**673,756**	1,198,244	2,742	513,417	**6,056**
Call loans and bills bought	**559,636**	373,917	—	99,774	**5,030**
Receivables under resale agreements	**61,204**	54,023	—	78,679	**550**
Receivables under securities borrowing transactions	**625,010**	2,186,491	—	1,981,243	**5,618**
Commercial paper and other debt purchased	**103,627**	111,146	—	92,436	**932**
Trading assets	**2,984,076**	3,025,923	—	3,950,372	**26,823**
Trading securities	**—**	—	1,241	—	**—**
Money held in trust	**27,493**	44,104	—	24,628	**247**
Securities	**21,847,113**	22,377,416	49,607	23,656,385	**196,379**
Loans and bills discounted	**55,153,522**	58,902,641	381,192	57,282,365	**495,762**
Foreign exchanges	**755,924**	908,194	858	724,771	**6,795**
Other assets	**1,865,874**	2,077,687	1,298	1,848,486	**16,772**
Premises and equipment	**681,442**	855,921	10,246	707,303	**6,125**
Deferred tax assets	**1,711,738**	1,859,314	—	1,814,625	**15,386**
Customers' liabilities for acceptances and guarantees	**4,498,916**	5,272,481	1,033	4,416,292	**40,440**
Reserve for possible loan losses	**(1,518,988)**	(1,872,641)	(4,553)	(2,074,797)	**(13,654)**
Total assets	**¥92,779,975**	¥98,900,873	¥488,941	¥97,891,161	**$833,977**
Liabilities and stockholders' equity					
Liabilities					
Deposits	**¥61,201,211**	¥62,167,751	¥459,893	¥63,524,258	**$550,123**
Call money and bills sold	**7,918,579**	12,708,178	—	8,889,756	**71,178**
Payables under repurchase agreements	**1,868,451**	1,914,605	—	4,124,094	**16,795**
Payables under securities lending transactions	**4,624,779**	3,820,124	—	4,777,187	**41,571**
Commercial paper	**—**	500	—	50,500	**—**
Trading liabilities	**1,608,728**	2,186,161	—	2,425,632	**14,461**
Borrowed money	**2,648,173**	3,006,739	—	2,795,160	**23,804**
Foreign exchanges	**449,941**	439,707	—	392,727	**4,044**
Bonds	**2,884,076**	2,472,142	—	2,624,099	**25,924**
Due to trust account	**24,944**	—	—	5,953	**224**
Other liabilities	**2,309,751**	1,684,911	2,020	1,428,432	**20,762**
Reserve for employee bonuses	**8,569**	11,119	163	9,898	**77**
Reserve for employee retirement benefits	**66,096**	114,308	4,139	72,816	**594**
Reserve for possible losses on loans sold	**222**	41,360	574	17,169	**2**
Reserve for exhibition at World Exposition	**57**	—	—	—	**1**
Other reserves	**18**	18	—	18	**0**
Deferred tax liabilities for land revaluation	**55,835**	61,815	—	57,937	**502**
Acceptances and guarantees	**4,498,916**	5,272,481	1,033	4,416,292	**40,440**
Total liabilities	**¥90,168,353**	¥95,901,925	¥467,825	¥95,611,937	**$810,502**
Stockholders' equity					
Capital stock	**¥ 559,985**	¥ 1,326,746	¥ 20,831	¥ 559,985	**$ 5,034**
Capital surplus	**1,237,307**	1,684,373	0	1,237,307	**11,122**
Retained earnings	**557,289**	392,874	676	414,536	**5,009**
Land revaluation excess	**82,165**	98,245	—	85,259	**738**
Net unrealized gains (losses) on other securities	**174,873**	(502,705)	(391)	(17,864)	**1,572**
Treasury stock	**—**	(586)	—	—	**—**
Total stockholders' equity	**¥ 2,611,621**	¥ 2,998,947	¥ 21,116	¥ 2,279,223	**$ 23,475**
Total liabilities and stockholders' equity	**¥92,779,975**	¥98,900,873	¥488,941	¥97,891,161	**$833,977**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥111.25 to US$1, the exchange rate prevailing at September 30, 2003.

Nonconsolidated Statements of Operations (Unaudited)

Sumitomo Mitsui Banking Corporation
Six months ended September 30, 2003 and 2002, and year ended March 31, 2003

	Millions of yen				Millions of U.S. dollars
		Six months ended Sept. 30, 2002			
	Six months ended Sept. 30, 2003	Former SMBC	Former Wakashio Bank	Year ended Mar. 31, 2003	**Six months ended Sept. 30, 2003**
Income					
Interest income	**¥ 729,620**	¥ 860,493	¥5,467	¥1,647,092	**$ 6,558**
Trust fees	**84**	—	—	7	**1**
Fees and commissions	**150,162**	130,980	437	278,790	**1,350**
Trading profits	**152,104**	104,126	—	196,726	**1,367**
Other operating income	**88,276**	102,559	272	194,653	**794**
Other income	**111,822**	44,531	613	106,753	**1,005**
Total income	**¥1,232,071**	¥1,242,691	¥6,791	¥2,424,023	**$11,075**
Expenses					
Interest expenses	**¥ 161,039**	¥ 224,401	¥ 370	¥ 423,804	**$ 1,448**
Fees and commissions	**50,831**	45,196	308	84,124	**457**
Trading losses	**2,279**	718	—	725	**20**
Other operating expenses	**110,774**	30,017	11	47,980	**996**
General and administrative expenses	**315,168**	332,302	4,213	671,639	**2,833**
Transfer to reserve for possible loan losses	**—**	161,398	—	614,628	**—**
Other expenses	**448,988**	387,698	1,202	1,252,108	**4,036**
Total expenses	**¥1,089,082**	¥1,181,733	¥6,106	¥3,095,011	**$ 9,790**
Income (loss) before income taxes	**¥ 142,988**	¥ 60,958	¥ 684	¥ (670,988)	**$ 1,285**
Income taxes:					
Current	**12,573**	6,787	8	40,299	**113**
Deferred	**(9,244)**	9,308	—	(232,983)	**(83)**
Net income (loss)	**¥ 139,659**	¥ 44,862	¥ 676	¥ (478,304)	**$ 1,255**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥111.25 to US$1, the exchange rate prevailing at September 30, 2003.
3. Figures for the year ended March 31, 2003 include the operating results of the former SMBC for the period from April 1, 2002 to March 16, 2003.

Income Analysis (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Figures for the six-month period ended September 30, 2002; SMBC's consolidated figures include those for the former Wakashio Bank, which was a subsidiary of SMBC at that time.

Operating Income, Classified by Domestic and Overseas Operations

Six months ended September 30, 2003 and 2002

	Millions of yen							
	Sept. 30, 2003				Sept. 30, 2002			
	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total	Domestic operations	Overseas operations	Elimination	Total
Interest income	**¥711,326**	**¥134,190**	**¥(19,110)**	**¥826,407**	¥759,681	¥207,905	¥(12,730)	¥954,856
Interest expenses	**125,002**	**54,615**	**(16,465)**	**163,152**	124,957	113,942	(18,012)	220,887
Net interest income	**586,324**	**79,574**	**(2,644)**	**663,254**	634,723	93,963	5,281	733,969
Trust fees	**¥ 84**	**¥ —**	**¥ —**	**¥ 84**	¥ /	¥ /	¥ /	¥ /
Fees and commissions (income)	**¥222,815**	**¥ 14,595**	**¥ (251)**	**¥237,159**	¥189,344	¥ 15,337	¥ (63)	¥204,619
Fees and commissions (expenses)	**39,882**	**2,365**	**(278)**	**41,969**	40,388	1,882	(75)	42,195
Net fees and commissions	**182,933**	**12,229**	**26**	**195,190**	148,956	13,455	11	162,423
Trading profits	**¥153,718**	**¥ 13,100**	**¥ (2,915)**	**¥163,904**	¥ 99,544	¥ 15,274	¥ (4,285)	¥110,534
Trading losses	**2,193**	**721**	**(2,915)**	**—**	3,660	1,342	(4,285)	718
Net trading income	**151,525**	**12,379**	**—**	**163,904**	95,883	13,932	—	109,816
Other operating income	**¥446,111**	**¥ 13,830**	**¥ (256)**	**¥459,685**	¥426,221	¥ 18,200	¥ (326)	¥444,096
Other operating expenses	**420,639**	**12,406**	**(65)**	**432,980**	324,732	9,205	(50)	333,888
Net other operating income	**25,471**	**1,424**	**(191)**	**26,704**	101,489	8,995	(275)	110,208

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest expenses" are shown after deduction of expenses (first half of fiscal 2003, ¥16 million; first half of fiscal 2002, ¥24 million) related to the management of money held in trust.

3. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column or "Elimination" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Six months ended September 30, 2003 and 2002

Domestic Operations

	Millions of yen					
	Sept. 30, 2003			Sept. 30, 2002		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥80,904,257**	**¥711,326**	**1.76%**	¥86,073,041	¥759,681	1.77%
Loans and bills discounted	**54,619,544**	**521,345**	**1.91**	57,928,839	550,815	1.90
Securities	**23,738,285**	**118,891**	**1.00**	22,558,111	118,723	1.05
Call loans and bills bought	**388,832**	**716**	**0.37**	744,673	1,295	0.35
Receivables under resale agreements	**29,137**	**2**	**0.02**	203,451	2	0.00
Receivables under securities borrowing transactions	**659,019**	**71**	**0.02**	1,251,579	92	0.01
Deposits with banks	**668,518**	**2,533**	**0.76**	1,190,038	11,074	1.86
Interest-bearing liabilities	**¥85,135,275**	**¥125,002**	**0.29%**	¥88,812,347	¥124,957	0.28%
Deposits	**59,740,859**	**27,716**	**0.09**	58,582,876	36,447	0.12
Negotiable certificates of deposit	**4,244,403**	**434**	**0.02**	5,973,833	1,335	0.04
Call money and bills sold	**7,489,079**	**536**	**0.01**	11,390,362	773	0.01
Payables under repurchase agreements	**2,103,516**	**66**	**0.01**	444,662	14	0.01
Payables under securities lending transactions	**4,867,352**	**24,556**	**1.01**	4,551,555	13,239	0.58
Commercial paper	**160,083**	**105**	**0.13**	354,590	229	0.13
Borrowed money	**3,309,960**	**36,489**	**2.20**	3,604,263	41,622	2.31
Bonds	**2,779,101**	**20,824**	**1.50**	2,423,510	18,644	1.54

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries.

2. In principle, average balances are computed by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.

3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2003, ¥1,043,589 million; first half of fiscal 2002, ¥769,304 million).

4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (first half of fiscal 2003, ¥33,861 million; first half of fiscal 2002, ¥41,752 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2003, ¥33,861 million; first half of fiscal 2002, ¥41,752 million) and corresponding interest (first half of fiscal 2003, ¥16 million; first half of fiscal 2002, ¥23 million).

Overseas Operations

	Millions of yen					
	Sept. 30, 2003			Sept. 30, 2002		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥7,868,913**	**¥134,190**	**3.41%**	¥10,067,312	¥207,905	4.13%
Loans and bills discounted	**5,279,586**	**80,147**	**3.04**	6,423,396	107,110	3.34
Securities	**1,205,801**	**22,273**	**3.69**	1,576,626	16,085	2.04
Call loans and bills bought	**106,562**	**1,259**	**2.36**	125,557	1,210	1.93
Receivables under resale agreements	**129,285**	**1,482**	**2.29**	132,242	659	1.00
Receivables under securities borrowing transactions	**—**	**—**	**—**	—	—	—
Deposits with banks	**748,807**	**3,454**	**0.92**	1,325,772	17,570	2.65
Interest-bearing liabilities	**¥5,184,006**	**¥54,615**	**2.11%**	¥ 6,928,454	¥113,942	3.29%
Deposits	**3,432,379**	**29,787**	**1.74**	4,149,786	47,487	2.29
Negotiable certificates of deposit	**138,530**	**1,741**	**2.51**	240,670	3,345	2.78
Call money and bills sold	**122,188**	**770**	**1.26**	187,853	1,548	1.65
Payables under repurchase agreements	**471,962**	**2,953**	**1.25**	964,061	8,918	1.85
Payables under securities lending transactions	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**116,137**	**1,697**	**2.92**	216,658	2,977	2.75
Bonds	**881,456**	**16,621**	**3.77**	1,161,175	20,280	3.49

Notes: 1. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. In principle, average balances are computed by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2003, ¥27,755 million; first half of fiscal 2002, ¥20,265 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (first half of fiscal 2003, ¥— million; first half of fiscal 2002, ¥137 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2003, ¥— million; first half of fiscal 2002, ¥137 million) and corresponding interest (first half of fiscal 2003, ¥— million; first half of fiscal 2002, ¥1 million).

Total of Domestic and Overseas Operations

	Millions of yen					
	Sept. 30, 2003			Sept. 30, 2002		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥87,606,658**	**¥826,407**	**1.89%**	¥95,057,193	¥954,856	2.01%
Loans and bills discounted	**58,998,690**	**585,813**	**1.99**	63,291,297	639,943	2.02
Securities	**24,944,087**	**138,520**	**1.11**	24,134,339	140,090	1.16
Call loans and bills bought	**495,395**	**1,975**	**0.80**	870,231	2,505	0.58
Receivables under resale agreements	**158,423**	**1,484**	**1.87**	335,694	662	0.39
Receivables under securities borrowing transactions	**659,019**	**71**	**0.02**	1,251,579	92	0.01
Deposits with banks	**1,151,314**	**5,201**	**0.90**	2,494,241	28,616	2.29
Interest-bearing liabilities	**¥89,152,422**	**¥163,152**	**0.37%**	¥94,657,154	¥220,887	0.47%
Deposits	**62,906,880**	**56,717**	**0.18**	62,710,606	83,905	0.27
Negotiable certificates of deposit	**4,382,933**	**2,176**	**0.10**	6,214,504	4,680	0.15
Call money and bills sold	**7,611,268**	**1,306**	**0.03**	11,578,216	2,322	0.04
Payables under repurchase agreements	**2,575,479**	**3,019**	**0.23**	1,408,724	8,932	1.27
Payables under securities lending transactions	**4,867,352**	**24,556**	**1.01**	4,551,555	13,239	0.58
Commercial paper	**160,083**	**105**	**0.13**	354,590	229	0.13
Borrowed money	**2,525,657**	**22,508**	**1.78**	2,759,983	26,628	1.93
Bonds	**3,660,558**	**37,446**	**2.05**	3,584,287	38,912	2.17

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are computed by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2003, ¥1,070,997 million; first half of fiscal 2002, ¥789,083 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (first half of fiscal 2003, ¥33,861 million; first half of fiscal 2002, ¥41,889 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2003, ¥33,861 million; first half of fiscal 2002, ¥41,889 million) and corresponding interest (first half of fiscal 2003, ¥16 million; first half of fiscal 2002, ¥24 million).

Fees and Commissions

Six months ended September 30, 2003 and 2002

	Millions of yen							
	Sept. 30, 2003				Sept. 30, 2002			
	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total	Domestic operations	Overseas operations	Elimination	Total
Fees and commissions (income)	**¥222,815**	**¥14,595**	**¥(251)**	**¥237,159**	¥189,344	¥15,337	¥(63)	¥204,619
Deposits and loans	**8,561**	**7,898**	**(8)**	**16,452**	7,406	8,916	—	16,323
Remittances and transfers	**55,181**	**2,843**	**(0)**	**58,025**	52,657	2,958	(0)	55,614
Securities-related business	**22,505**	**0**	**—**	**22,505**	13,321	1	—	13,323
Agency	**7,782**	**—**	**—**	**7,782**	7,652	—	—	7,652
Safe deposits	**3,119**	**2**	**—**	**3,121**	2,226	3	—	2,229
Guarantees	**13,565**	**1,529**	**(241)**	**14,853**	13,982	1,021	(62)	14,940
Credit card	**44,268**	**—**	**—**	**44,268**	42,509	—	—	42,509
Fees and commissions (expenses)	**¥ 39,882**	**¥ 2,365**	**¥(278)**	**¥ 41,969**	¥ 40,388	¥ 1,882	¥(75)	¥ 42,195
Remittances and transfers	**10,539**	**1,081**	**(0)**	**11,621**	10,231	595	—	10,827

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column or "Elimination" column.

Trading Income

Six months ended September 30, 2003 and 2002

	Millions of yen							
	Sept. 30, 2003				Sept. 30, 2002			
	Domestic operations	Overseas operations	Elimination and unallocated corporate assets	Total	Domestic operations	Overseas operations	Elimination	Total
Trading profits	**¥153,718**	**¥13,100**	**¥(2,915)**	**¥163,904**	¥99,544	¥15,274	¥(4,285)	¥110,534
Gains on trading securities	**1,359**	**1,950**	**—**	**3,309**	1,686	1,786	—	3,473
Gains on securities related to trading transactions	**286**	**—**	**—**	**286**	—	—	—	—
Gains on trading-related financial derivatives	**152,045**	**11,149**	**(2,915)**	**160,279**	97,783	13,488	(4,285)	106,986
Others	**28**	**—**	**—**	**28**	74	—	—	74
Trading losses	**¥ 2,193**	**¥ 721**	**¥(2,915)**	**¥ —**	¥ 3,660	¥ 1,342	¥(4,285)	¥ 718
Losses on trading securities	**—**	**—**	**—**	**—**	—	—	—	—
Losses on securities related to trading transactions	**—**	**—**	**—**	**—**	718	—	—	718
Losses on trading-related financial derivatives	**2,193**	**721**	**(2,915)**	**—**	2,942	1,342	(4,285)	—
Others	**—**	**—**	**—**	**—**	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination and unallocated corporate assets" column or "Elimination" column.

Loans (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

Figures for the six-month period ended September 30, 2002; SMBC's consolidated figures include those for the former Wakashio Bank, which was a subsidiary of SMBC at that time.

Loan Portfolio, Classified by Industry

September 30, 2003 and 2002, and March 31, 2003

	Millions of yen	
	Sept. 30, 2003	Mar. 31, 2003
Domestic operations:		
Manufacturing	**¥ 6,267,027**	¥ 6,326,227
Agriculture, forestry, fisheries and mining	**175,030**	207,518
Construction	**2,280,614**	2,631,272
Transportation, communications and public enterprises	**3,340,128**	3,082,989
Wholesale and retail	**6,053,439**	6,251,344
Finance and insurance	**4,013,422**	4,214,205
Real estate	**8,338,920**	9,038,117
Services	**6,194,727**	6,150,192
Municipalities	**460,983**	577,184
Others	**18,324,319**	17,968,160
Subtotal	**¥55,448,613**	¥56,447,214
Overseas operations:		
Public sector	**¥ 108,783**	¥ 141,741
Financial institutions	**349,711**	312,632
Commerce and industry	**3,517,803**	3,898,656
Others	**241,451**	282,701
Subtotal	**¥ 4,217,749**	¥ 4,635,732
Total	**¥59,666,363**	¥61,082,946

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries.
2. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
3. Japan offshore banking accounts are included in overseas operations' accounts.
4. The "Japan Standard Industrial Classifications" was revised by the Ministry of Public Management, Home Affairs, Posts and Telecommunications by Official Notification No. 139 of March 7, 2002 and became effective on October 1, 2002. The domestic loan balances by industry and the composition of loan balances by industry for 2003, are based on the new industrial classifications.

	Millions of yen
	Sept. 30, 2002
Domestic operations:	
Manufacturing	¥ 7,039,120
Agriculture, forestry, fisheries and mining	181,574
Construction	3,066,373
Transportation, communications and other public enterprises	2,801,158
Wholesale and retail	7,015,624
Finance and insurance	4,135,129
Real estate	9,216,236
Services	6,581,068
Municipalities	541,783
Others	16,857,927
Subtotal	¥57,435,996
Overseas operations:	
Public sector	¥ 222,066
Financial institutions	279,391
Commerce and industry	4,478,915
Others	136,907
Subtotal	¥ 5,117,281
Total	¥62,553,278

Notes: 1. Domestic operations comprise the operations of SMBC (excluding overseas branches) and its domestic consolidated subsidiaries.
2. Overseas operations comprise the operations of SMBC's overseas branches and its overseas consolidated subsidiaries.
3. Japan offshore banking accounts are included in overseas operations' accounts.

Risk-Monitored Loans

September 30, 2003 and 2002, and March 31, 2003

	Millions of yen		
	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003
Bankrupt loans	**¥ 179,497**	¥ 249,899	¥ 201,392
Non-accrual loans	**2,287,238**	3,116,433	2,710,164
Past due loans (3 months or more)	**101,630**	109,388	130,353
Restructured loans	**1,853,890**	2,759,599	2,728,791
Total	**¥4,422,255**	¥6,235,319	¥5,770,700

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Income Analysis (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Figures for the six-month period ended September 30, 2002, are combined figures for the former SMBC and the former Wakashio Bank.

Gross Banking Profit, Classified by Domestic and International Operations

Six months ended September 30, 2003 and 2002

	Millions of yen					
	Sept. 30, 2003			Sept. 30, 2002		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Interest income	**¥516,611**	**¥213,167**	**¥729,620**	¥564,309	¥301,761	¥ 865,961
			[159]			[109]
Interest expenses	**34,922**	**126,259**	**161,023**	41,721	183,135	224,746
			[159]			[109]
Net interest income	**481,688**	**86,908**	**568,597**	522,587	118,625	641,214
Trust fees	**¥ 84**	**¥ —**	**¥ 84**	¥ /	¥ /	¥ /
Fees and commissions (income)	**¥123,037**	**¥ 27,124**	**¥150,162**	¥103,135	¥ 28,283	¥ 131,418
Fees and commissions (expenses)	**44,860**	**5,971**	**50,831**	39,689	5,815	45,505
Net fees and commissions	**78,177**	**21,152**	**99,330**	63,444	22,467	85,913
Trading profits	**¥ 416**	**¥151,688**	**¥152,104**	¥ 751	¥103,374	¥ 104,126
Trading losses	**2,279**	**—**	**2,279**	—	718	718
Net trading income	**(1,863)**	**151,688**	**149,824**	751	102,656	103,408
Other operating income	**¥ 51,222**	**¥ 37,054**	**¥ 88,276**	¥ 51,373	¥ 51,459	¥ 102,832
Other operating expenses	**50,342**	**60,431**	**110,774**	12,409	17,619	30,029
Net other operating income	**880**	**(23,377)**	**(22,497)**	38,963	33,838	72,803
Gross banking profit	**¥558,967**	**¥236,371**	**¥795,339**	¥625,748	¥277,590	¥ 903,339

Notes: 1. Domestic operations include yen-denominated transactions by domestic branches, while international operations include foreign-currency-denominated transactions by domestic branches and operations by overseas branches.
Yen-denominated nonresident transactions and Japan offshore banking accounts are included in international operations.
2. Interest expenses are shown after deduction of amounts equivalent to interest expenses on money held in trust (first half of fiscal 2003, ¥16 million; first half of fiscal 2002, ¥24 million).
3. Figures in brackets [ ] indicate interest payments between domestic and international operations.
As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Six months ended September 30, 2003 and 2002

Domestic Operations

	Millions of yen					
	Sept. 30, 2003			Sept. 30, 2002		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥70,975,585**	**¥516,611**	**1.45%**	¥76,541,368	¥564,309	1.47%
				[326,080]	[109]	
Loans and bills discounted	**50,802,673**	**442,373**	**1.73**	54,046,968	470,464	1.73
Securities	**19,207,937**	**56,730**	**0.58**	20,028,308	70,468	0.70
Call loans	**60,803**	**18**	**0.06**	442,730	259	0.11
Receivables under resale agreements	**—**	**—**	**—**	169,595	1	0.00
Receivables under securities borrowing transactions	**659,019**	**71**	**0.02**	1,251,579	92	0.01
Bills bought	**188,115**	**2**	**0.00**	161,017	4	0.00
Deposits with banks	**53,750**	**51**	**0.19**	110,038	124	0.22
Interest-bearing liabilities	**¥72,139,125**	**¥34,922**	**0.09%**	¥75,803,062	¥41,721	0.10%
	[630,897]	**[159]**				
Deposits	**52,589,296**	**7,981**	**0.03**	51,517,181	12,246	0.04
Negotiable certificates of deposit	**4,337,991**	**428**	**0.01**	5,978,686	1,326	0.04
Call money	**2,484,386**	**37**	**0.00**	3,408,414	285	0.01
Payables under repurchase agreements	**2,126,632**	**66**	**0.00**	484,189	15	0.00
Payables under securities lending transactions	**1,958,464**	**111**	**0.01**	3,317,396	196	0.01
Bills sold	**4,935,178**	**319**	**0.01**	7,955,842	95	0.00
Commercial paper	**4,385**	**0**	**0.01**	186,459	81	0.08
Borrowed money	**945,358**	**13,511**	**2.85**	1,045,032	15,313	2.92
Bonds	**2,105,112**	**12,059**	**1.14**	1,902,836	11,841	1.24

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2003, ¥981,818 million; first half of fiscal 2002, ¥718,583 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2003, ¥33,859 million; first half of fiscal 2002, ¥41,728 million) and corresponding interest (first half of fiscal 2003, ¥16 million; first half of fiscal 2002, ¥22 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. Bond interest includes amortization of discount on bonds.

International Operations

	Millions of yen					
	Sept. 30, 2003			Sept. 30, 2002		
	Average balance	*Interest*	*Earnings yield*	*Average balance*	*Interest*	*Earnings yield*
Interest-earning assets	**¥11,994,973 [630,897]**	**¥213,167 [159]**	**3.54%**	¥14,759,399	¥301,761	4.07%
Loans and bills discounted	**3,989,480**	**49,492**	**2.47**	5,801,435	90,532	3.11
Securities	**5,269,491**	**75,474**	**2.85**	3,881,440	57,448	2.95
Call loans	**139,012**	**960**	**1.37**	168,556	1,611	1.90
Receivables under resale agreements	**90,939**	**359**	**0.78**	58,027	269	0.92
Receivables under securities borrowing transactions	**—**	**—**	**—**	—	—	—
Bills bought	**—**	**—**	**—**	—	—	—
Deposits with banks	**978,761**	**4,674**	**0.95**	2,432,384	28,394	2.32
Interest-bearing liabilities	**¥12,107,792**	**¥126,259**	**2.07%**	¥14,481,014 [326,080]	¥183,135 [109]	2.52%
Deposits	**5,763,505**	**39,101**	**1.35**	7,615,867	69,123	1.81
Negotiable certificates of deposit	**66,829**	**1,207**	**3.60**	155,930	2,672	3.41
Call money	**152,108**	**949**	**1.24**	229,642	1,944	1.68
Payables under repurchase agreements	**425,659**	**2,295**	**1.07**	880,102	7,838	1.77
Payables under securities lending transactions	**2,898,594**	**24,444**	**1.68**	1,226,778	13,042	2.12
Bills sold	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**1,738,176**	**33,618**	**3.85**	2,151,872	40,636	3.76
Bonds	**622,821**	**11,425**	**3.65**	408,847	7,909	3.85

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2003, ¥27,917 million; first half of fiscal 2002, ¥25,412 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2003, ¥— million; first half of fiscal 2002, ¥160 million) and corresponding interest (first half of fiscal 2003, ¥— million; first half of fiscal 2002, ¥2 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. Bond interest includes amortization of discount on bonds.
4. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method, under which the TT middle rate at the end of the previous month is applied to nonexchange transactions of the month concerned.

Total of Domestic and International Operations

	Millions of yen					
	Sept. 30, 2003			Sept. 30, 2002		
	Average balance	*Interest*	*Earnings yield*	*Average balance*	*Interest*	*Earnings yield*
Interest-earning assets	**¥82,339,662**	**¥729,620**	**1.76%**	¥90,974,686	¥865,961	1.89%
Loans and bills discounted	**54,792,153**	**491,865**	**1.79**	59,848,404	560,997	1.86
Securities	**24,477,428**	**132,204**	**1.07**	23,909,748	127,917	1.06
Call loans	**199,815**	**978**	**0.97**	611,286	1,870	0.61
Receivables under resale agreements	**90,939**	**359**	**0.78**	227,623	271	0.23
Receivables under securities borrowing transactions	**659,019**	**71**	**0.02**	1,251,579	92	0.01
Bills bought	**188,115**	**2**	**0.00**	161,017	4	0.00
Deposits with banks	**1,032,512**	**4,726**	**0.91**	2,542,422	28,518	2.23
Interest-bearing liabilities	**¥83,616,020**	**¥161,023**	**0.38%**	¥89,957,996	¥224,746	0.49%
Deposits	**58,352,802**	**47,083**	**0.16**	59,133,049	81,369	0.27
Negotiable certificates of deposit	**4,404,820**	**1,635**	**0.07**	6,134,616	3,998	0.13
Call money	**2,636,495**	**986**	**0.07**	3,638,056	2,229	0.12
Payables under repurchase agreements	**2,552,292**	**2,361**	**0.18**	1,364,291	7,854	1.14
Payables under securities lending transactions	**4,857,059**	**24,555**	**1.00**	4,544,175	13,239	0.58
Bills sold	**4,935,178**	**319**	**0.01**	7,955,842	95	0.00
Commercial paper	**4,385**	**0**	**0.01**	186,459	81	0.08
Borrowed money	**2,683,535**	**47,130**	**3.50**	3,196,905	55,949	3.49
Bonds	**2,727,933**	**23,485**	**1.71**	2,311,683	19,751	1.70

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2003, ¥1,009,736 million; first half of fiscal 2002, ¥743,996 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2003, ¥33,859 million; first half of fiscal 2002, ¥41,888 million) and corresponding interest (first half of fiscal 2003, ¥16 million; first half of fiscal 2002, ¥24 million).
2. Figures in the table above indicate the net average balances of amounts adjusted for interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
3. Bond interest includes amortization of discount on bonds.

Fees and Commissions

Six months ended September 30, 2003 and 2002

	Millions of yen					
	Sept. 30, 2003			Sept. 30, 2002		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Fees and commissions (income)	**¥123,037**	**¥27,124**	**¥150,162**	¥103,135	¥28,283	¥131,418
Deposits and loans	**5,406**	**7,177**	**12,584**	5,458	10,208	15,666
Remittances and transfers	**44,766**	**10,264**	**55,030**	42,825	10,523	53,348
Securities-related business	**11,610**	**384**	**11,995**	8,558	523	9,081
Agency	**6,529**	**—**	**6,529**	6,467	—	6,467
Safe deposits	**2,740**	**—**	**2,740**	1,865	—	1,865
Guarantees	**3,035**	**2,621**	**5,656**	2,967	2,042	5,009
Fees and commissions (expenses)	**¥ 44,860**	**¥ 5,971**	**¥ 50,831**	¥ 39,689	¥ 5,815	¥ 45,505
Remittances and transfers	**8,314**	**2,280**	**10,595**	8,093	2,465	10,558

Trading Income

Six months ended September 30, 2003 and 2002

	Millions of yen					
	Sept. 30, 2003			Sept. 30, 2002		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Trading profits	**¥ 416**	**¥151,688**	**¥152,104**	¥751	¥103,374	¥104,126
Gains on trading securities	**—**	**—**	**—**	430	—	430
Gains on securities related to trading transactions	**—**	**286**	**286**	—	—	—
Gains on trading-related financial derivatives	**—**	**151,402**	**151,402**	—	103,374	103,374
Others	**416**	**—**	**416**	320	—	320
Trading losses	**¥2,279**	**¥ —**	**¥ 2,279**	¥ —	¥ 718	¥ 718
Losses on trading securities	**2,279**	**—**	**2,279**	—	—	—
Losses on securities related to trading transactions	**—**	**—**	**—**	—	718	718
Losses on trading-related financial derivatives	**—**	**—**	**—**	—	—	—
Others	**—**	**—**	**—**	—	—	—

Note: Figures represent net gains (losses) after offsetting income against expenses.

Net Other Operating Income

Six months ended September 30, 2003 and 2002

	Millions of yen					
	Sept. 30, 2003			Sept. 30, 2002		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Net other operating income	**¥ 880**	**¥(23,377)**	**¥(22,497)**	¥38,963	¥33,838	¥72,803
Gains (losses) on bonds	**2,386**	**16,385**	**18,771**	39,068	37,560	76,628
Gains on trading-related financial derivatives	**(1,828)**	**(670)**	**(2,499)**	—	4,387	4,387
Gains (losses) on foreign exchange transactions	**—**	**(39,042)**	**(39,042)**	—	(8,058)	(8,058)

Loans (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

Figures for the six-month period ended September 30, 2002, are combined figures for the former SMBC and the former Wakashio Bank.

Loan Portfolio, Classified by Industry

September 30, 2003 and 2002, and March 31, 2003

	Millions of yen	
	Sept. 30, 2003	Mar. 31, 2003
Domestic offices:		
Manufacturing	**¥ 5,918,501**	¥ 6,031,262
Agriculture, forestry, fisheries and mining	**159,085**	192,795
Construction	**2,011,721**	2,385,278
Transportation, communications and public enterprises	**3,200,039**	2,968,971
Wholesale and retail	**5,659,243**	5,812,485
Finance and insurance	**5,058,907**	5,419,634
Real estate	**7,422,864**	8,240,327
Services	**5,581,639**	5,622,703
Municipalities	**394,584**	508,144
Others	**16,673,375**	16,614,280
Subtotal	**¥52,079,963**	¥53,795,885
Overseas offices:		
Public sector	**¥ 88,481**	¥ 119,468
Financial institutions	**240,181**	236,116
Commerce and industry	**2,576,498**	2,945,122
Others	**168,398**	185,772
Subtotal	**¥ 3,073,559**	¥ 3,486,479
Total	**¥55,153,522**	¥57,282,365

Notes: 1. Japan offshore banking accounts are included in overseas offices' accounts.
2. The "Japan Standard Industrial Classifications" was revised by the Ministry of Public Management, Home Affairs, Posts and Telecommunications by Official Notification No. 139 of March 7, 2002 and became effective on October 1, 2002. The domestic loan balances by industry and the composition of loan balances by industry for 2003, are based on the new industrial classifications.

	Millions of yen
	Sept. 30, 2002
Domestic offices:	
Manufacturing	¥ 6,738,042
Agriculture, forestry, fisheries and mining	165,332
Construction	2,800,438
Transportation, communications and other public enterprises	2,698,280
Wholesale and retail	6,570,238
Finance and insurance	5,097,287
Real estate	8,413,128
Services	6,028,094
Municipalities	475,194
Others	15,576,418
Subtotal	¥54,562,464
Overseas offices:	
Public sector	¥ 221,313
Financial institutions	292,175
Commerce and industry	4,086,566
Others	121,313
Subtotal	¥ 4,721,368
Total	¥59,283,833

Note: Japan offshore banking accounts are included in overseas offices' accounts.

Loans to Individuals/Small and Medium-Sized Corporations

September 30, 2003 and 2002, and March 31, 2003

	Millions of yen		
	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003
Loans to individuals, and small and medium-sized corporations	**¥35,937,060**	¥36,791,883	¥36,733,241
Ratio to total loans	**69.0%**	67.4%	68.3%

Notes: 1. The figures above exclude outstanding balance of loans at overseas branches and of Japan offshore banking accounts.
2. Small and medium-sized corporations are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Consumer Loans Outstanding

September 30, 2003 and 2002, and March 31, 2003

	Millions of yen		
	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003
Consumer loans	**¥13,956,671**	¥13,462,319	¥13,665,876
Housing loans	**12,717,977**	12,037,048	12,339,291
Residential purpose	**8,757,092**	7,993,394	8,346,632
Others	**1,238,693**	1,425,271	1,326,585

Note: Housing loans include general-purpose loans used for housing purposes, such as housing loans and apartment house acquisition loans.

Risk-Monitored Loans

September 30, 2003 and 2002, and March 31, 2003

	Millions of yen		
	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003
Bankrupt loans	**¥ 145,947**	¥ 219,241	¥ 172,403
Non-accrual loans	**1,957,746**	2,780,046	2,390,173
Past due loans (3 months or more)	**94,513**	95,871	114,756
Restructured loans	**1,634,826**	2,554,225	2,492,199
Total	**¥3,833,032**	¥5,649,384	¥5,169,531

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Problem Assets Based on the Financial Reconstruction Law

September 30, 2003 and 2002, and March 31, 2003

	Billions of yen		
	Sept. 30, 2003	Sept. 30, 2002	Mar. 31, 2003
Bankrupt and quasi-bankrupt assets	**¥ 506.1**	¥ 519.3	¥ 524.9
Doubtful assets	**1,631.2**	2,552.3	2,129.5
Substandard loans	**1,729.3**	2,650.1	2,606.9
Total of problem assets	**3,866.6**	5,721.7	5,261.3
Normal assets	**56,623.8**	59,898.6	57,313.4
Total	**¥60,490.4**	¥65,620.3	¥62,574.7

Notes: **Definition of problem asset categories**

These assets are disclosed based on the provisions of Article 7 of the Financial Reconstruction Law (Law No. 132 of 1998) and classified into the 4 categories based on financial position and business performance of obligors in accordance with Article 6 of the Law. Assets in question include loans and bills discounted, foreign exchanges, accrued interest, and advance payment in "other assets," customers' liabilities for acceptance and guarantees, and securities lent under the loan for consumption or leasing agreements.

1. Bankrupt and quasi-bankrupt assets: Credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful assets: Credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard loans: Past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal assets: Credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

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SMFG SUMITOMO MITSUI FINANCIAL GROUP

Printed in Japan

Exhibit B1

SMFG SUMITOMO MITSUI FINANCIAL GROUP

中間期ディスクロージャー誌
2003

平成15年4月1日～平成15年9月30日

三井住友フィナンシャルグループ
三井住友銀行

経営理念

経営理念におきましては、三井住友フィナンシャルグループの経営に関する普遍的な考え方を示します。

- お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。
- 事業の発展を通じて、株主価値の永続的な増大を図る。
- 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

三井住友フィナンシャルグループ　プロフィール

(平成15年9月30日現在)

名　　称　株式会社三井住友フィナンシャルグループ
(英文名称：Sumitomo Mitsui Financial Group, Inc.)
本　　社　東京都千代田区有楽町1丁目1番2号
取締役会長　岡田 明重(三井住友銀行取締役会長を兼任)
取締役社長　西川 善文(三井住友銀行頭取を兼任)

資 本 金　1兆2,477億円
事業目的　傘下子会社の経営管理、ならびにそれに付帯する業務
上場取引所　東京証券取引所、大阪証券取引所、名古屋証券取引所(すべて市場第一部)

発行済株式数

普通株式	5,796,010.53株
第一種優先株式	67,000株
第二種優先株式	100,000株
第三種優先株式	800,000株
第1回第四種優先株式	4,175株
第2回第四種優先株式	4,175株
第3回第四種優先株式	4,175株
第4回第四種優先株式	4,175株
第5回第四種優先株式	4,175株
第6回第四種優先株式	4,175株
第7回第四種優先株式	4,175株
第 8回第四種優先株式	4,175株
第 9回第四種優先株式	4,175株
第10回第四種優先株式	4,175株
第11回第四種優先株式	4,175株
第12回第四種優先株式	4,175株
第13回第四種優先株式	114,999株

格付情報

三井住友フィナンシャルグループ各社の平成15年12月31日現在の格付は以下のとおりです。

○三井住友銀行

	長期	短期
Moody's	A3	P-1
Standard & Poor's	BBB	A-2
Fitch Ratings	BBB+	F2
格付投資情報センター(R&I)	A	a-1
日本格付研究所(JCR)	A+	J-1+

●三井住友カード

	長期	短期
日本格付研究所(JCR)	A+	J-1+

●三井住友銀リース

	長期	短期
日本格付研究所(JCR)	A-	J-1

Contents

本誌には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、目標対比変化しうることにご留意ください。

株式会社 三井住友フィナンシャルグループ　平成16年1月
広報部　〒100-0006　東京都千代田区有楽町1-1-2
TEL (03) 5512-3411

* 本誌は再生紙を使用しています。



皆さまには、平素より温かいご支援、お引き立てを賜り誠にありがとうございます。

このたび、平成15年度中間期における私どもの取り組みをよりご理解いただくために、中間ディスクロージャー誌を作成いたしました。当社は株主価値を経営の基軸に据えつつ、今後とも経営情報のディスクロージャーの充実に努めてまいります。

私どもを取り巻く経営環境は依然厳しい状況にありますが、より良い商品・サービスの提供に努めるとともに、諸施策を通じて強化されました財務基盤をベースに早期に業績を回復させることで、皆さまの信頼、市場の信認を勝ち得るべく、役職員一丸となって努力してまいる所存です。

今後ともなお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成16年1月

株式会社三井住友フィナンシャルグループ
取締役会長　　　　取締役社長
岡田明重　西川善文

三井住友フィナンシャルグループの設立から１年余りが経過いたしました。当社は、平成１３年４月に誕生した三井住友銀行において、合併効果の早期実現、主要分野における業務改革等が順調に進んだことを受けて、１４年１２月に持株会社として設立され、その後、１５年２月に三井住友カード（株）、三井住友銀リース（株）、（株）日本総合研究所を１００％子会社とする等、グループ経営の最適化と戦略事業の抜本的強化を進めてまいりました。グループ全体の収益力の向上と財務体質の強化は着実に進んでおり、今後一段の発展を図ってまいります。

環境認識と経営方針

平成１５年の経済金融環境を顧みますと、イラク攻撃、SARS発生等の影響を受けて先行き不透明感が高まったことから、前半の景気は足踏み状態を余儀なくされたものの、こうした影響の弱まりとともに、夏以降、日本経済は徐々に持ち直しの方向にあります。その原動力は、収益体質の強化と輸出の回復を背景とした企業業績の改善であり、製造業を中心に、景気のエンジンとされる設備投資が徐々に増加するとともに、所得・雇用環境の悪化や、倒産件数の増加にも歯止めがかかってまいりました。株価も、海外要因等もあり若干回復してきており、明るい材料は増えつつありますが、まだデフレ経済からの脱却には至っておりません。

こうした環境下、三井住友銀行は１５年度・１６年度の２年間を不良債権処理の「集中処理期間」と位置付け、１６年度末までに不良債権比率を半減することを目標に対応を強化するとともに、保有株式についてもさらなる圧縮を推進し、バランスシートのクリーンアップを進めております。また、１５年９月発表の経営健全化計画でお示ししておりますとおり、①お客さまのニーズに対して、グループ総合力に基づく質の高いサービスを提供することでビジネスボリュームを拡大する、②リスクリターーンを向上させ、収益性の高い分野への経営資源の傾斜配分等を通じ資本効率を向上する、③ローコストオペレーションの徹底によりコスト競争力を強化する、の３点を基本方針として、収益力の強化に取り組んでおります。

１５年度上期におきましては、次にご説明いたしますように、バランスシートのクリーンアップが進捗する一方、競争優位を有するビジネスモデルを、複数の分野で着実に強化することができました。下期におきましても、景気は回復傾向にあるものの、その回復のテンポは引き続き緩やかなものと予想されます。かかる状況下、当社は引き続きバランスシートのクリーンアップと収益力の強化を通じて、財務基盤の強化を図るとともに、確実に当期利益を計上し、内部留保の蓄積を図ってまいります。

経営課題への具体的な取り組み状況

バランスシートのクリーンアップ

不良債権の削減については、オフバランス化のさらなる推進、企業再生ならびに劣化防止の取り組みが奏効し、三井住友銀行の不良債権残高の、１５年度末目標としていた３兆９,０００億円までの圧縮を、半年前倒しで１５年９月末に達成いたしました。今後は、ゴールドマン・サックス証券会社、大和証券SMBCプリンシパル・インベストメンツ（株）および日本政策投資銀行と共同で設立いたしました企業再生会社なども活用し、ペースを緩めることなく不良債権残高の一層の削減に取り組んでまいります。

政策保有株式については、１５年度上期には、期初に最低目標として設定した７,０００億円の売却のうち既に約８割の売却を終えております。引き続き株価変動リスクのさらなる圧縮を図ってまいります。

ビジネスモデルの確立を通じた収益力の強化

当社はまた、収益力の一層の強化に向けて、競争優位を有するビジネスモデルを、多くの分野において確立すべく、以下の取り組みを展開中です。

法人ビジネスにおいては、引き続き利鞘改善に努力する一方、中堅・中小企業向けのリスクテイク型貸出を拡充し、貸金増強に努めております。１５年度上期においては、ビジネスセレクトローンをはじめとしたリスクテイク型貸出の取り扱いにおいて、計画を上回る実績を挙げております。下期には、上期に実施した審査手法の標準化と審査のスピードアップ・ローコスト化を基盤として、リスクテイク型貸出の新規取り扱いをさらに強化してまいります。企業の有利子負債圧縮の圧力が強いデフレ環境下ではありますが、貸出ビジネスの抜本的強化を図ることによって、下期には何としても貸金残高を減少から増加へ反転させたいと考えております。そのための施策の一環として、従来のチャネル戦略を転換し、中小企業マーケットの潤沢なエリアを

中心に機能特化型の軽量チャネルを新設してまいります。中堅・大企業に対しては、シンジケート・ローンをはじめとする市場型間接金融や投資銀行業務等のソリューションビジネスを、大和証券SMBC(株)との協働をさらに強化しながら、拡充してまいります。

個人ビジネスにおいては、コンサルティング事業など新しいビジネスモデルの確立を進め、投資信託・個人年金保険販売、住宅ローン等、既に高い競争優位を有している戦略分野を、SMBCコンサルティングプラザの設置などを通じて、さらに強化いたします。15年度には、こうした分野で前年度を大幅に上回る目標に向け業務を展開し、計画を上回る実績を挙げつつあります。

経費については、三井住友銀行は、年間経費6,000億円体制を当初計画を1年前倒しして15年度に実現することを目指しております。上期は、人件費の削減等により計画は順調に推移しました。下期についても、資材調達の見直し等の施策を推進、さらなる削減を実現させる所存です。

グループ会社間の連携にも、具体的な成果が出始めております。15年4月に三井住友銀行のシステム関連機能を(株)日本総合研究所に移管・統合いたしました。今後(株)日本総合研究所は「グループIT会社」としてグループの情報システム機能の中核を担ってまいります。また、11月より三井住友銀行と三井住友カード(株)で協働開発した、20代30代の個人のお客さまだけを対象とした新商品「One's Style(ワンズスタイル)」の取り扱いを開始しました。今後はグループ全体としての決済ファイナンスビジネスの強化を図ってまいります。こうしたグループ会社間の連携を一段と進め、各社の強力な事業基盤をより活かしていくことによって、グループ全体の収益力向上を図ってまいります。

終わりに

私どもは、「真の競争力を有するビジネスモデルの確立を図ること」、そして、さまざまな環境変化の可能性を踏まえ、「有力なビジネスを多くの分野で確立し、強固なビジネスポートフォリオを築き上げること」、この2点を持続的な成長のキーワードと考えております。収益力増強が最大の課題であることは言うまでもありませんが、1兆円を超える規模の連結業務純益を有する当社としては、1割、2割の増益は一朝一夕にできることではありません。戦略分野、潜在成長性の高い分野において、スピードを強く意識しながら100億円規模の収益を生み得る新しいビジネスを創り出し、確実に拡充していくことこそが現実的な収益力増強への道であります。

私どもはかかる考えのもと、引き続き、お客さまのニーズに的確に応えるべくより良い商品・サービスの提供に努め、多くの分野で成長性の高いビジネスのさらなる強化に全力で取り組み、その成果を着実にお示ししてまいります。そして、それによって、当社に対する市場の総合的評価を向上させ、株主価値を増大させてまいりたいと考えております。

皆さまからのなお一層のご指導、ご支援を賜りますよう、よろしくお願い申し上げます。



取締役社長　西川　善文

▶ www.smbc.co.jp

SMBC

三井住友銀行

（株）三井住友銀行は、平成13年4月にさくら銀行と、住友銀行が合併して発足しました。平成14年12月、株式移転により持株会社（株）三井住友フィナンシャルグループ（SMFG）を設立し、その子会社となりました。

三井住友銀行は、国内有数の営業基盤、戦略実行のスピード、さらには有力グループ会社群による金融サービス提供力に強みを持っています。三井住友フィナンシャルグループの下、他の傘下グループ企業と一体となって、お客さまに質の高い複合金融サービスを提供していきます。

（単位：億円）

（連結）	平成13年3月期	平成14年3月期	平成15年3月期	平成15年9月期
経常収益	44,492	37,797	35,499	13,671
経常利益（△は経常損失）	4,946	△5,806	△4,675	1,469
当期（中間）純利益（△は当期純損失）	1,324	△4,639	△4,293	1,323
純資産額	40,130	29,126	21,425	24,826
総資産額	1,192,427	1,080,050	1,023,946	984,499



商　　号　株式会社三井住友銀行
事業内容　銀行業務
設立年月日　平成8年6月6日
本店所在地　東京都千代田区有楽町1-1-2
頭　　取　西川　善文
従業員数　23,838名（平成15年9月末現在）
拠 点 数　（平成15年9月末現在）
　国内　1,416カ所
　（本支店466〈うち被振込専用支店28〉、出張所107、代理店2、付随業務取扱所10、無人店舗831）
　海外　37カ所
　（支店20、出張所3、駐在員事務所14）

（注）国内拠点数は、企業内設置分、コンビニエンスストアATM分実績を除いています。

▶ www.smbc-card.com

三井住友カード

三井住友カード（株）は、昭和42年12月、（株）住友クレジットサービスとして設立されました。

昭和43年6月に営業を開始以降、国内における「VISA」のパイオニアとして、また日本のカード業界を牽引する一員として、多くのお客さまに支持されてきました。

平成13年4月、社名を「三井住友カード（株）」に改名。同年7月、さくらカード（株）のVISA・Master Card事業部門を統合。平成15年3月末時点での当社年間カード売上高は3兆355億円、会員数は1,212万人となりました。

私たちは、日本で、そして世界でNo.1となるよう今まで以上に「最も使いやすく、最も役に立つカード」を目指し、カード業界のリーディングカンパニーとしてお客さまへ最先端のサービスを提供していきます。

（単位：億円）

	平成13年3月期	平成14年3月期	平成15年3月期	平成15年9月期
カード売上高	24,695	28,131	30,355	15,816
営業収益	1,016	1,164	1,221	616
営業利益	148	96	160	63
会員数（千人）	8,464	11,708	12,118	12,335
加盟店数（千店）	2,383	2,531	2,699	2,801



商　　号　三井住友カード株式会社
事業内容　クレジットカード業務
設立年月日　昭和42年12月26日
本社所在地　［東京本社］
　東京都港区新橋5-2-10
　［大阪本社］
　大阪府大阪市中央区今橋4-5-15
代 表 者　栗山　道義
従業員数　1,741名（平成15年9月末現在）

三井住友銀リース

▶ www.smbcleasing.co.jp

三井住友銀リース(株)は、大型設備投資ニーズに応えるコーポレートリースを得意としており、国内だけでなく海外の設備のリース、環境貢献型のエスコリース、インターネットを活用したネットリース・販売ネットリースなどの多彩なサービスとそれらを組み合わせたオーダーメードの提案は、高く評価されています。

平成15年1月には中小企業の設備投資ニーズにスピーディーに応えるセレクトリースの取扱いを開始しました。また、オートリースやパソコン等情報機器・各種計測器のレンタル業務にもグループを挙げて積極的に取り組んでいます。

技術革新や経営効率化のスピードが目覚ましい近年では、企業の経営戦略・財務戦略における設備投資の有効な手段として「リース」の重要性は一層高まりを見せており、私たちはリース業界の草分け的存在として、またリーディングカンパニーとして、さらに質の高いサービスの提供を目指します。

(単位:億円)

	平成13年3月期	平成14年3月期	平成15年3月期	平成15年9月期
リース検収高	4,095	4,436	4,664	2,675
営業収益	4,700	4,790	5,150	2,475
営業利益	164	169	204	100



商　　号 三井住友銀リース株式会社
事業内容 リース業務
設立年月日 昭和43年9月2日
本社所在地 東京都港区西新橋3-9-4
代 表 者 白賀　洋平
従業員数 1,070名 (平成15年9月末現在)

日本総研
The Japan Research Institute, Limited

▶ www.jri.co.jp

(株)日本総合研究所は、情報システム・コンサルティング・シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。さまざまなフィールド・業種に対応した戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っており、そのなかでも、金融フィールドのシステム構築に関しては定評があります。

また、経済・社会・IT情勢の変化に合わせた、国内外経済の調査分析・政策提言や経営革新・IT関連のコンサルティング活動、新たな市場や事業の創出を行うインキュベーション活動といった、多岐にわたる活動を展開しています。

私たちは、三井住友フィナンシャルグループの「グループIT会社」として、銀行システム資源・ノウハウとスケールメリットを活かし、ソリューション提供力を一段と高め、業界のトッププレイヤーを目指します。

(単位:億円)

	平成13年3月期	平成14年3月期	平成15年3月期	平成15年9月期
営業収益	637	674	702	456
営業利益	79	75	76	15



商　　号 株式会社日本総合研究所
事業内容 システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
設立年月日 平成14年11月1日
本社所在地 [東京本社]
東京都千代田区一番町16
[大阪本社]
大阪府大阪市西区新町1-5-8
代 表 者 奥山　俊一
従業員数 3,177名 (平成15年9月末現在)

企業再生ビジネスへの取り組み強化

当社は、今後の新しい収益事業として企業再生ビジネスへの本格参入を図っていきます。

企業再生を一つの事業としてとらえ、投資銀行的手法や関連投融資等を含めた各種の手法を駆使することにより「企業再生が実現すれば収益機会が増える」という構造を築いていきます。

企業再生合弁会社および債権買取ファンド

ゴールドマン・サックス証券会社(以下、その関連会社を含み「GSグループ」)、大和証券SMBCプリンシパル・インベストメンツ(株)(以下、その関連会社を含み「大和証券SMBCPIグループ」)および日本政策投資銀行と協働して企業再生ビジネスに進出するための合弁会社を設立しました。

優れた事業素質を持ちながらも、財務リストラをはじめ、一段の事業再構築を必要とする企業を対象に、各社の人材、ノウハウや資金を最大限活用して企業再生を推進していきます。

(企業再生合弁会社および債権買取ファンドの概要)


三井住友フィナンシャルグループ
GS
グループ
大和証券
SMBCPI
グループ
日本政策
投資銀行
日常のコンタクト
SMFG企業再生債権回収株式会社
企業再生
対象企業
人材投入
三井住友
銀行
人材投入
運営委託契約
再建計画の検証
追加融資の検討
コンサルティング
出口リファイナンス策の立案等
GSグループ
大和証券SMBCPI
グループ
日本政策投資銀行
債権購入
日本エンデバーファンド
投資委員会
買取価格・出口戦略等の決定
債権購入
貸出債権を時価により購入
外部借入
(含む日本政策投資銀行)
GSグループ
大和証券SMBCPI
グループ
三井住友銀行
匿名組合出資

GSグループと大和証券SMBCPIグループが「日本エンデバーファンド」(債権買取ファンド)を組成し、三井住友銀行およびその他の金融機関から対象企業向けの債権を購入します。

「SMFG企業再生債権回収株式会社」(企業再生合弁会社)は、この買い取った債権についての具体的な企業再生業務を「日本エンデバーファンド」から受託し、対象企業と協働して再建計画実現に向けて、日々のコンタクトはもちろんのこと、投資銀行的な手法を含めた各種の手法を駆使して、企業再生の実現を目指します。

デイスター・ファンド

三井住友海上火災保険(株)、大和証券SMBCプリンシパル・インベストメンツ(株)(以下、「大和証券SMBCPI」)と共同で企業再生ファンドを組成しました。経営は安定しているものの過剰債務から財務リストラを必要としている企業の再生を支援していきます。

(デイスター・ファンドの概要)


投資委員会
投資家代表、公認会計士等で構成
ファンドの意志決定
三井住友海上
三井住友銀行
大和証券SMBCPI
地域金融機関等
その他投資家
投資
デイスター・ファンド
企業再生投資
問題債権等
購入
銀行他、
金融機関
大和証券SMBCPI
ファンド運営業務受託

三井住友銀行と三井住友海上、大和証券SMBCPIが「デイスター・ファンド」を組成し、三井住友銀行およびその他の金融機関から対象企業向けの債権を購入します。

ファンド運営を受託した大和証券SMBCPIが、各社のノウハウを活用して企業再生を支援します。

今後は地域金融機関を含めた他投資家の勧誘等も検討します。

中小企業向け融資取り組み強化

三井住友銀行では、中小企業のお客さま向けの貸出業務を法人部門の最注力分野として取り組んでいます。

ビジネスセレクトローンの推進

平成14年3月より本格的に販売を開始した「ビジネスセレクトローン」は中小企業のお客さま専用の融資商品で、お客さまのニーズを踏まえ、最大5,000万円、無担保、スピード回答を特長としています。「三井住友銀行を、試してください。」というキャッチコピーで、テレビ・ラジオ・新聞等を使った大規模なマスプロモーションを実施し、優れた商品性についての認知度向上を図った結果、平成15年9月末までの総貸出額は累計で、7,800億円を超えました。ご利用いただいているお客さまのうち、約半数が新規のお客さまで、本商品を通じた中小企業のお客さまとの新しいお取引が着実に進んでいます。

中小企業のお客さまに向けて、積極的に貸出を推進する一方で、

1. 中小企業専用のスコアリングモデルの開発
2. 貸出状況についての月次モニタリング

等により、健全なポートフォリオ運営にも努めています。

「ビジネスセレクトローン」は、中小企業のお客さま向け専門窓口「ビジネスサポートプラザ」でお取り扱いをしています。(同プラザが設置されていないエリアは法人営業部が取り扱い)全国約120カ所の窓口で取り扱いが可能となっており、専門スタッフがお客さまのさまざまなニーズにお応えしています。また、法人プロモーションオフィスが、お電話での商品内容の説明や最寄りの当行窓口へのご案内を行っています。

新たなお客さまとの取引増加

この3年間、新たなお客さまとのお取引は着実に増加し、平成15年度上期の実績は、ほぼ平成13年度年間実績に匹敵する水準にまで達しています。

これは貸出金の増強を図るため、ビジネスセレクトローンやNファンド*といったリスクテイク貸出を中心に、新たなお客さまとの取引を積極的に推進した成果です。

*Nファンド
年商10億円以上のお客さまを主な対象とし、ポートフォリオ管理型貸出の考え方を反映した、審査基準を簡易化・標準化した貸出



《ビジネスセレクトローン実行金額累計》
(億円)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
平成15年9月末迄の融資先における既存・新規取引先の割合
既存取引先 45.2%
新規取引先 54.8%
3月 4月 5月 6月 7月 8月 9月 10月 11月 12月 1月 2月 3月 4月 5月 6月 7月 8月 9月
平成14年
平成15年

平成13〜15年上期　法人新規取引実績



(億円)
(社)
12,000
9,000
6,000
3,000
0
16,000
12,000
8,000
4,000
0
7,150
5,650
9,800
14,000
6,700
9,500
平成13年度
平成14年度
平成15年度 上期
残高 社数

「20代30代専用　新スタイル口座 *One's Style*（ワンズスタイル）」の取り扱い開始

三井住友銀行では平成15年11月10日より「20代30代専用　新スタイル口座 *One's Style*（ワンズスタイル）」の取り扱いを開始しました。

「*One's Style*」は三井住友銀行とお取引を始めていただく20代30代のお客さまに対して、将来にわたり末永く親密なお取引をしていただくことを目的に、三井住友銀行および三井住友カード(株)の若手従業員が一丸となって協働開発したものです。本商品は新社会人の方や結婚して新たな家庭生活を始める方など、三井住友銀行とお取引を始める方に、「新　普通預金＜*One's plus*＞・三井住友VISAカード・カードローン＜*One's* クイック＞」の「おトクで、便利で、安心な」決済ファイナンス機能をワンパッケージで提供するとともに、「ATM時間外手数料無料」や「三井住友VISAカード年会費5年間無料」、「お取引内容に応じたポイント・プログラム」等の各種特典をご提供するものです。

また、インターネットや携帯電話で「いつでも、どこでも」お取引内容の照会が可能な「Web通帳」機能を通じて「持つ通帳」から「アクセスする通帳」へと新しい通帳のカタチを提案していきます。本年度中には照会画面のデザイン変更や自由に書き込みができるカスタマイズ機能を加え、「自分スタイル」の通帳創りをお楽しみいただくことが可能となります。

本商品は銀行界では初めて、お申し込み時の年齢制限（20代30代限定）を設定した商品です。新規口座開設の過半を占めるうえに、クレジットカード・カードローンの申し込みの7～8割を占める20代30代にターゲットを絞り、その年齢層に特徴的な金融ニーズに分かりやすく訴求することで、効率的・効果的なマーケティングを行うもので、まさにお客さま・三井住友銀行・三井住友カード(株)が一緒になってともに“創り”上げていく「ひとりひとりのこれからを提案する」商品です。

2003年日経優秀製品・サービス賞　最優秀賞受賞！

こうした本商品の先進的な取り組みが、三井住友銀行の決済ファイナンスビジネスとコンサルティングビジネスの展開と相まって高く評価され、「2003年日経優秀製品・サービス賞　最優秀賞」を受賞しました。

今後も、お客さまの声をお聞きしながらサービス内容を充実させ、お客さまと一緒によりよい商品を創り上げていきたいと考えています。


新しい口座。
20代30代専用。
1 ATM時間外手数料なし。
2 海外でも使えるクレジット機能付き。
3 残高不足を自動バックアップ。
4 ネットやケータイでいつでも残高照会。
20代30代専用 新スタイル口座
One's Style デビュー
三井住友銀行

（Web通帳）


口座の照会も、クレジットカードの利用明細の確認も、Webや携帯電話で。
例えば、インターネットで口座照会。
残高や入出金情報をチェックできます。
20代30代専用 新スタイル口座
One's Style
三井住友銀行


口座をつくるなら、いま、これがおすすめ。
20代30代専用の新しい口座です。
おとく！
使える！
安心！
20代30代専用 新スタイル口座
One's Style
0120-56-3143
www.smbc.co.jp

三井住友フィナンシャルグループ

■連結

（金額単位　百万円）

	平成15年度中間期	平成14年度
経常収益	1,760,835	3,506,386
経常利益（△は経常損失）	165,508	△515,749
中間（当期）純利益（△は当期純損失）	143,492	△465,359
純資産額	2,745,476	2,424,074
総資産額	100,725,500	104,607,449
リスク管理債権残高	4,422,255	5,770,700
貸倒引当金残高	1,699,431	2,243,542
有価証券の評価損益	303,629	△30,643
1株当たり純資産額（円）	165,291.87	106,577.05
1株当たり中間（当期）純利益（△は1株当たり当期純損失）（円）	24,993.09	△84,324.98
潜在株式調整後1株当たり中間（当期）純利益（円）	15,608.81	—
自己資本比率（第一基準）（％）	10.94	10.10
従業員数（人）	43,813	42,996

（注）1. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、主として（中間）期末日前1カ月の平均時価に基づいて算出しております。
2. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。

□単体

（金額単位　百万円）

	平成15年度中間期	平成14年度
営業収益	7,146	131,519
経常利益	5,035	119,634
中間（当期）純利益	4,829	124,738
資本金	1,247,650	1,247,650
（発行済普通株式数）（株）	5,796,010	5,796,000
（発行済優先株式数）（株）	1,132,099	1,132,100
純資産額	3,127,494	3,156,086
総資産額	3,357,722	3,413,529
1株当たり純資産額（円）	229,727.04	231,899.30
1株当たり（中間）配当額		
（普通株式）（円）	—	3,000
（第一種優先株式）（円）	—	10,500
（第二種優先株式）（円）	—	28,500
（第三種優先株式）（円）	—	13,700
（第1回第四種優先株式）（円）	—	19,500
（第2回第四種優先株式）（円）	—	19,500
（第3回第四種優先株式）（円）	—	19,500
（第4回第四種優先株式）（円）	—	19,500
（第5回第四種優先株式）（円）	—	19,500
（第6回第四種優先株式）（円）	—	19,500
（第7回第四種優先株式）（円）	—	19,500
（第8回第四種優先株式）（円）	—	19,500
（第9回第四種優先株式）（円）	—	19,500
（第10回第四種優先株式）（円）	—	19,500
（第11回第四種優先株式）（円）	—	19,500
（第12回第四種優先株式）（円）	—	19,500
（第13回第四種優先株式）（円）	—	3,750
1株当たり中間（当期）純利益（円）	833.45	18,918.33
従業員数（人）	98	94

（注）従業員は全員三井住友銀行からの出向者であります。

三井住友銀行

■連結

（金額単位　百万円）

	平成14年度中間期	平成15年度中間期	平成14年度
経常収益	1,762,535	1,367,101	3,549,937
経常利益（△は経常損失）	149,856	146,906	△467,509
中間（当期）純利益（△は当期純損失）	55,145	132,388	△429,387
純資産額	2,690,010	2,482,647	2,142,544
総資産額	104,396,997	98,449,957	102,394,637
リスク管理債権残高	6,235,319	4,352,301	5,683,134
貸倒引当金残高	2,049,472	1,652,181	2,201,830
有価証券の評価損益	△835,048	302,671	△27,471
1株当たり純資産額（円）	243.56	21,558.27	15,353.34
1株当たり中間（当期）純利益（△は1株当たり当期純損失）（円）	9.67	2,415.33	△10,429.29
潜在株式調整後1株当たり中間（当期）純利益（円）	7.01	2,335.62	―
自己資本比率（国際統一基準）（％）	10.37	11.21	10.38
従業員数（人）	43,748	35,547	35,523

（注）1. 平成14年度中間期の計数は、旧三井住友銀行の計数を表示しており、旧わかしお銀行の計数を含んでおります。
2. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、主として（中間）期末日前1カ月の平均時価に基づいて算出しております。
3. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。

□単体

（金額単位　百万円）

	平成14年度中間期		平成15年度中間期	平成14年度
経常収益	1,247,191		1,177,035	2,418,024
うち信託報酬	/		84	7
業務粗利益(A)	903,339		795,339	1,760,684
経費(除く臨時処理分)(B)	325,278		296,030	647,040
経費率((B)/(A)×100)(%)	36.0		37.2	36.7
業務純益	557,497		499,308	875,511
業務純益(除く一般貸倒引当金繰入額)	578,061		499,308	1,113,643
経常利益(△は経常損失)	99,886		105,175	△597,188
中間(当期)純利益(△は当期純損失)	45,538		139,659	△478,304
純資産額	3,020,063		2,611,621	2,279,223
総資産額	99,389,814		92,779,975	97,891,161
預金残高	57,770,944		57,746,253	58,610,731
貸出金残高	59,283,833		55,153,522	57,282,365
有価証券残高	22,427,023		21,847,113	23,656,385
リスク管理債権残高	5,649,384		3,833,032	5,169,531
金融再生法に基づく開示債権	5,721,722		3,866,611	5,261,345
貸倒引当金残高	1,877,194		1,518,988	2,074,797
有価証券の評価損益	△818,990		306,912	△17,857
信託財産額	/		267,013	166,976
信託勘定貸出金残高	/		19,100	35,080
信託勘定有価証券残高	/		3,001	—
	旧三井住友銀行	旧わかしお銀行		
資本金	1,326,746	20,831	559,985	559,985
1株当たり純資産額(円)	297.44	50,686.13	23,911.29	17,846.95
1株当たり(中間)配当額				
(普通株式)(円)	19.17	—	(上限額) 528	19.17
(第一種優先株式)(円)	/	/	(上限額) 10,500	—
(第二種優先株式)(円)	/	/	(上限額) 28,500	—
(第三種優先株式)(円)	/	/	(上限額) 13,700	—
(第1回第一種優先株式)(円)	10.50	/	/	10.50
(第2回第一種優先株式)(円)	28.50	/	/	28.50
(第五種優先株式)(円)	13.70	/	/	13.70
1株当たり中間(当期)純利益(円)	7.86	1,624.10	2,547.97	68,437.74
自己資本比率(%)	11.52	8.47	11.51	10.49
自己資本利益率(ROE)(%)	4.98	6.55	24.34	—
従業員数(人)	21,940	641	18,792	19,797

(注) 1. 平成14年度中間期については、旧三井住友銀行と旧わかしお銀行の合算計数を表示しております。
2. 平成14年度の損益項目については、過年度との実質的な比較のために、旧三井住友銀行の合併前(平成14年4月1日～平成15年3月16日)の計数を含めて表示しております。但し、1株当たり当期純利益については、旧三井住友銀行の合併前の損益を含めておりません。
3. リスク管理債権及び金融再生法に基づく開示債権の定義については、62ページをご参照ください。
4. 有価証券の評価損益は、「その他有価証券」の時価と取得原価(又は償却原価)との差額を記載しております。なお、株式については、(中間)期末日前1カ月の平均時価に基づいて算出しております。詳細は31ページをご参照ください。
5. 平成15年度の中間配当(配当基準日：平成15年12月31日)については、上限額を記載しております。なお、確定額は平成16年1月以降の取締役会にて決議の予定であります。
6. 平成14年度中間期の旧わかしお銀行の自己資本比率は国内基準、平成14年度中間期の旧三井住友銀行、平成14年度及び平成15年度中間期の自己資本比率は国際統一基準を適用しております。
7. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員に含めておりません。また、平成14年度中間期の旧わかしお銀行の従業員数は在籍者数で記載しております。

経営の健全化のための計画について

平成14年12月に実施しました、三井住友銀行の株式移転による銀行持株会社「三井住友フィナンシャルグループ」の設立に伴い、経営形態に重大な変更が生じたこと、また三井住友銀行の「経営の健全化のための計画」(平成12年12月公表)が策定以来2年を経過したことから、「経営健全化計画の見直しについての基本的考え方」(金融再生委員会、平成11年9月30日付)および「金融機能の早期健全化のための緊急措置に関する法律施行令」第1条の2に基づき、三井住友銀行の「経営の健全化のための計画」を三井住友フィナンシャルグループの新計画に変更します。

当社は、①お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する、②事業の発展を通じて、株主価値の永続的な増大を図る、③勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る、という3点を経営理念とし、グループ収益力の向上と財務体質の強化を図り、株主価値の向上を実現していきます。

新計画において、平成18年度までの業績計画、業務再構築のための方策等、収益力向上と財務体質の強化のための具体的な計画を示しています。

業務再構築のための方策等

三井住友フィナンシャルグループは、①お客さまのニーズを的確にとらえ、そのニーズに対してグループ総合力の発揮により質の高いサービスを提供することによるビジネスボリュームの拡大、②リスク・リターンの向上、収益性の高い分野への経営資源の傾斜配分等を通じた資本効率の向上、③ローコストオペレーションの徹底によるコスト競争力の強化、の3点を基本方針として、経営の合理化を進めてきています。

このため、これまでも「合併効果の早期実現」を達成したうえで、さらに、①商業銀行業務のあり方を抜本的に見直す「業務改革」、②有力なグループ会社の潜在力を引き出し、商品・サービスと財務体質のレベルアップを図る「グループ経営改革」、という2つの改革に取り組んできており、今後、この取り組みをさらに加速するため、各種施策を展開していきます。

これら「経営の健全化のための計画」を適切に履行することにより、剰余金を積み上げ、三井住友フィナンシャルグループおよびその100%出資子会社合算の剰余金を平成18年度末には2兆6,000億円(うち利益性剰余金1兆7,000億円以上)とし、公的資金1兆3,010億円を大幅に上回る水準を確保する見込みです。

さらに、財務内容の健全性および業務の健全かつ適切な運営の確保のための方策として、金融再生プログラムの趣旨を踏まえ、平成16年度末における不良債権比率半減に向けて、引き続き積極的なオフバランス化等を実施するなど、財務内容を強化していきます。

■平成18年度までの業績計画（三井住友銀行単体）

（単位：億円）

	平成15年3月期 実績	平成16年3月期 計画	平成17年3月期 計画	平成18年3月期 計画	平成19年3月期 計画
業務粗利益	17,606	16,000	16,000	16,750	18,000
経費	6,470	6,000	6,000	5,950	5,900
実質業務純益（注1）	11,136	10,000	10,000	10,800	12,100
与信関係費用（注2）	10,745	6,500	4,500	3,000	3,000
株式等関係損益	△6,357	△1,100	0	0	0
経常利益	△5,972	1,700	4,800	7,100	8,400
当期利益	△4,783	1,000	2,500	4,000	4,700
OHR	36.74%	37.50%	37.50%	35.52%	32.77%

（注1） 一般貸倒引当金繰入前の業務純益を表示しています。
（注2） 不良債権処理損失額および一般貸倒引当金繰入額を表示しています。

[参考：三井住友フィナンシャルグループ]
（4社合算ベース：三井住友銀行＋三井住友カード＋三井住友銀リース＋日本総合研究所）

（単位：億円）

	平成15年3月期 実績	平成16年3月期 計画	平成17年3月期 計画	平成18年3月期 計画	平成19年3月期 計画
合算業務純益（注）	11,578	10,480	10,580	11,480	12,880
経常利益	△5,637	2,090	5,310	7,730	9,130
当期利益	△4,533	1,220	2,790	4,360	5,130

（注） 三井住友銀行の業務純益および三井住友カード・三井住友銀リース・日本総合研究所の営業利益を合算しています。

■剰余金の積み上がり状況

（単位：億円）

	平成15年3月期 実績	平成16年3月期 計画	平成17年3月期 計画	平成18年3月期 計画	平成19年3月期 計画
合算剰余金（注）	10,130	15,906	17,983	21,799	26,334
その他資本剰余金	4,139	8,985	8,985	8,985	8,985

（注） 三井住友フィナンシャルグループ、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所の剰余金合計

経営健全化計画（SMBC:業務粗利益、経費）


（億円）
16,000
12,000
8,000
4,000
0
17,606
16,000
16,000
16,750
18,000
6,470
6,000
6,000
5,950
5,900
平成14年度 実績
平成15年度 計画
平成16年度 計画
平成17年度 計画
平成18年度 計画
業務粗利益
経費

4社（SMBC、三井住友カード、三井住友銀リース、日本総研）合算ベース


（億円）
12,000
8,000
4,000
0
-4,000
11,578
10,480
10,580
11,480
12,880
-4,533
1,220
2,790
4,360
5,130
平成14年度 実績
平成15年度 計画
平成16年度 計画
平成17年度 計画
平成18年度 計画
合算業務純益*
当期利益

＊合算業務純益：SMBCの業務純益＋他3社の営業利益

長期に続いているデフレ環境が完全には回復してきたとは言えない現況下ながら、三井住友銀行は「金融再生プログラム」の趣旨を踏まえ、平成16年度での不良債権比率の半減を早期に達成すべく努力を重ねております。

平成14年12月に発足した「戦略金融部門」を中心に取引先企業の再建や事業再編に集中的に取り組む一方、投資銀行業務的手法も活用する等、あらゆる方策によりバランスシートのクリーンアップを加速させていきます。

Ⅰ．自己査定と償却・引当について

1．自己査定について

三井住友銀行は、金融庁の金融検査マニュアルおよび日本公認会計士協会の実務指針等を踏まえた自己査定基準に基づき、年2回厳格な自己査定を行っています。この自己査定手続きは、与信先の債務履行の確実性を示す指標である債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系は整合させています。

資産の健全性を確保し、適正な償却・引当を行うための準備作業である自己査定は、保有する資産を個別に検討してその安全性・確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の5つの債務者区分に分け、さらに各取引先の担保・保証条件等を勘案して、債権回収の危険性または価値毀損の危険性の度合いに応じてⅠ～Ⅳの区分に分類しています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様に自己査定を実施しています。

債務者区分定義

正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的・形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的・形式的な経営破綻の事実が発生している債務者

分類定義

Ⅰ分類（非分類）	回収の危険性または価値の毀損の危険性に問題がない資産
Ⅱ分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
Ⅲ分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
Ⅳ分類	回収不能または無価値と判定される資産

2．償却・引当について

償却とは、債権が回収不能となった場合、または債権が回収不能と見込まれる場合に、その債権について会計上損失処理を行うことです。償却には、回収不能額をバランスシートの資産項目から引き落とし損失処理を行う「直接償却」と回収不能見込額を負債項目の貸倒引当金に計上することにより損失処理を行う「間接償却」があり、この間接償却のことを一般的に引当処理と言っています。

当行は自己査定に基づいて決定された債務者区分ごとに償却・引当基準を定めており、その手続きの概要は下記のとおりとなっています。

償却・引当基準

正常先	格付ごとに過去の倒産確率に基づき今後1年間の予想損失額を一般貸倒引当金（注1）に計上
要注意先	貸倒リスクに応じてグループ分け*を行い、グループごとに過去の倒産確率に基づき将来の予想損失額を一般貸倒引当金（注1）に計上 * グループ分けは、「要管理先債権」と「その他の要注意先」に区分し、後者をさらに財務内容や与信状況等を勘案して細分化。また、大口要管理先を主体としてDCF法的手法も導入。
破綻懸念先	個々の債務者ごとに分類されたⅢ分類（担保・保証等により回収が見込まれる部分以外）のうち必要額を算定し個別貸倒引当金（注2）を計上
破綻先・実質破綻先	個々の債務者ごとに分類されたⅣ分類（回収不能または無価値と判定される部分）の全額を原則直接償却し、Ⅲ分類の全額について個別貸倒引当金（注2）を計上

（注1）一般貸倒引当金	貸金等債権を個別に特定せず、貸出債権一般に内在する回収不能リスクに対する引当を行うもの
（注2）個別貸倒引当金	その全部または一部につき回収の見込みがないと認められる債権（個別に評価する債権）に対する引当を行うもの

三井住友銀行は平成15年3月期より大口の要管理先を主体として、ディスカウント・キャッシュフロー(割引現在価値＝DCF)法的手法を採用しております。DCF法とは、債権の元本の回収および利息の受け取りにかかるキャッシュフローを合理的に見積もることができる債権について、「当該キャッシュフローを当初の約定利率、または取得当初の実効利子率で割り引いた金額」と「債権の帳簿価格」との差額を貸倒引当金とする方法のことを言います。

これにより、将来の資産劣化リスクに対する備えは十分な水準となっています。

また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても原則として三井住友銀行と同様な償却・引当基準を採用しています。

Ⅱ. 不良債権処理額について

不良債権処理額はクレジットコストとも言いますが、これは引当処理の場合は貸倒引当金の追加繰入額、最終処理の場合は回収不能額から既引当済みの金額を差し引いたものになります。

平成15年9月期の不良債権処理額は下表のとおりとなっています。

平成15年9月期の処理実績（三井住友銀行単体）

(単位：億円)

不良債権処理額	5,885
貸出金償却	3,379
個別貸倒引当金繰入額	2,173
債権売却損失引当金繰入額	△4
共同債権買取機構売却損	7
延滞債権売却損等	350
特定海外債権引当勘定繰入額	△20
一般貸倒引当金繰入額	△2,291
合計（貸倒償却引当費用）	3,594
貸倒引当金残高	15,190
部分直接償却（直接減額）実施額	13,208

平成15年9月期の処理実績（三井住友フィナンシャルグループ連結）

(単位：億円)

与信関係費用（連結損益計算書ベース）	4,415
貸倒引当金残高	16,994
部分直接償却（直接減額）実施額	16,933

引当金残高

(単位：億円)

	三井住友銀行単体	三井住友フィナンシャルグループ連結
貸倒引当金　合計	15,190	16,994
一般貸倒引当金	8,803	9,455
個別貸倒引当金	6,292	7,444
特定海外債権引当勘定	95	95

平成15年9月期の不良債権処理額は、デフレ環境から完全には回復してきたとは言えない状況下、引き続き不良債権のオフバランス化を積極的に推進したほか、取引先企業の抜本的リストラを推し進め、再生努力に積極関与したこと等から3,594億円となりました。

Ⅲ．不良債権の開示とオフバランス化の進捗について

1．不良債権開示の概念について

不良債権とは、銀行が保有する貸出金等の債権のうち、元本または利息の回収に懸念があるものを指します。不良債権の開示に当たっては、銀行法に基づくもの(リスク管理債権)と金融機能の再生のための緊急措置に関する法律に基づくもの(金融再生法開示債権)があり、自己査定に基づいて決定された債務者区分にしたがって開示区分が決定されます。金融再生法の開示区分概要およびリスク管理債権と金融再生法開示債権の相違点は下表のようになっています。

開示債権の区分の概要	
破産更生債権及びこれらに準ずる債権	自己査定において破綻先および実質破綻先として区分された債務者に対する債権額のうち、回収不能または無価値と判定された部分（Ⅳ分類額）を直接償却した残額です。このうち、Ⅲ分類額については全額引当をしていますので、これを除いた部分は、担保･保証等により回収が可能な債権となります。
危険債権	自己査定において破綻懸念先として区分された債務者に対する債権額です。担保･保証等により回収が見込まれる部分以外をⅢ分類とし、個別に必要な金額について個別貸倒引当金を計上しています。
要管理債権	自己査定における要注意先債権の一部で、３カ月以上延滞の状態にあるか、もしくは貸出条件の緩和を行っている債権です。
正常債権	期末時点の貸出金、貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返の合計額のうち、上記の「破産更生債権及びこれらに準ずる債権」「危険債権」および「要管理債権」に該当しない債権に相当します。

金融再生法に基づく開示債権とリスク管理債権の関係について


自己査定における債務者区分
金融再生法に基づく開示債権
リスク管理債権
貸出金
その他の債権
貸出金
その他の債権
破綻先
実質破綻先
破綻懸念先
要注意先
正常先
破産更生債権及びこれらに準ずる債権
危険債権
要管理債権
（正常債権）
破綻先債権
延滞債権
3カ月以上延滞債権
貸出条件緩和債権
©
Ⓐ
Ⓑ
©

リスク管理債権は、貸出金以外の貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返が開示対象に含まれないという点を除き、金融再生法に基づく開示債権と一致しています。なお、未収利息については、自己査定における債務者区分が「破綻先」「実質破綻先」「破綻懸念先」である場合、原則として「不計上」としていますので、金融再生法に基づく開示債権において開示される未収利息はありません。

2．不良債権開示額実績について

平成１５年９月末の金融再生法開示債権とリスク管理債権は次頁のようになっています。最終処理の進展により危険債権が4,983億円減少（平成１５年３月末比）したほか、再建・再編処理の加速等による債務者区分の遷移、あるいは企業再生への積極的な取り組み等から、要管理債権においても8,776億円減少（平成１５年３月末比）しました。結果として不良債権開示残高としては１兆3,947億円の減少（平成１５年３月末比）となりました。

■金融再生法に基づく開示債権

（単位：億円）

	三井住友銀行単体	平成15年3月末比	三井住友フィナンシャルグループ連結
破産更生債権及びこれらに準ずる債権	5,061	△188	6,410
危険債権	16,312	△4,983	18,511
要管理債権	17,293	△8,776	19,607
小計	38,666	△13,947	44,528
正常債権	566,238	△6,895	593,755
合計	604,904	△20,842	638,283
部分直接償却（直接減額）実施額	13,208		16,933

■リスク管理債権

（単位：億円）

	三井住友銀行単体	平成15年3月末比	三井住友フィナンシャルグループ連結
破綻先債権	1,460	△265	1,795
延滞債権	19,577	△4,324	22,873
3カ月以上延滞債権	945	△202	1,016
貸出条件緩和債権	16,348	△8,574	18,539
合計	38,330	△13,365	44,223
部分直接償却（直接減額）実施額	12,913		16,343

■自己査定、開示および償却・引当との関係（三井住友銀行単体）

（単位：億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	Ⅱ分類	Ⅲ分類	Ⅳ分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 5,061（①）	担保・保証等により回収可能部分 4,916（㋑）		全額引当 145	全額償却（注1）	個別貸倒引当金 203（注2）	100%（注3）
破綻懸念先	危険債権 16,312（②）	担保・保証等により回収可能部分 7,556（㋺）		必要額を引当 8,756		6,089（注2）	69.5%（注3）
要注意先	要管理債権 17,293（③） （要管理先債権）	要管理債権中の保全部分 6,698（㋩）				一般貸倒引当金 要管理債権に対する一般貸倒引当金3,353	30.5%（注3） 19.3%（注3）
		要管理先債権以外の要注意先債権					5.5% [12.2%] （注4）
正常先	正常債権 566,238	正常先債権				8,803	0.2%（注4）
				特定海外債権引当勘定		95	

総計 604,904（④）	不良債権比率（Ⓐ/④） 6.4%	貸倒引当金　計	15,190
		Ⓑ個別貸倒引当金+要管理債権に対する一般貸倒引当金	9,645
Ⓐ=①+②+③ 38,666	Ⓒ担保・保証等により回収可能部分 （㋑+㋺+㋩）　19,170	Ⓓ左記以外 （Ⓐ−Ⓒ）　19,496	引当率（注5） （Ⓑ / Ⓓ） 49.5%
		保全率　（（Ⓑ+Ⓒ）/ Ⓐ）	74.5%

（注1）部分直接償却（直接減額）13,208億円を含みます。
（注2）金融再生法開示対象外のオンバランス・オフバランス資産に対する引当が一部含まれています。
（破綻先・実質破綻先58億円、破綻懸念先99億円）
（注3）「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」および「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。
（注4）「正常先債権」および「要管理先債権以外の要注意先債権」は、債権額に対する引当率を示しています。
ただし、「要管理先債権以外の要注意先債権」について、［　］内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。
（注5）担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

3. オフバランス化の進捗状況について

不良債権のオフバランス化とは不良債権の最終処理とも言い、売却や直接償却等の手続きにより銀行のバランスシートから不良債権を落とすことを指します。

平成13年4月には、政府により金融と産業の一体再生を目標とする緊急経済対策が取りまとめられ、その中の具体的施策としての「不良債権の抜本的なオフバランス化」において、主要行は破綻懸念先以下の債権に区分されるに至った債権につき、平成13年度以降、既存分は2年以内、新規発生分は3年以内にオフバランス化につながる措置を講ずることを求められています。

■オフバランス化の実績（三井住友銀行単体）

（単位：億円）

	平成14年3月末 ①	平成14年度		平成15年3月末 ②	平成15年度上期		平成15年9月末 ③
		新規発生額	最終処理額		新規発生額	最終処理額	
破産更生等債権	4,982	1,089	△822	5,249	678	△866	5,061
危険債権	29,823	12,933	△21,461	21,295	6,020	△11,003	16,312
合　計	34,805	14,022	△22,283	26,544	6,698	△11,869	21,373
				増減（②−①）			増減（③−②）
破産更生等債権				267			△188
危険債権				△8,528			△4,983
合　計				△8,261			△5,171

4. 開示債権の地域別構成と業種別構成について

■開示債権の地域別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権	（構成比）	リスク管理債権	（構成比）
国内	37,413	(96.8%)	37,169	(97.0%)
海外	1,253	(3.2%)	1,161	(3.0%)
アジア	611	(1.6%)	577	(1.5%)
インドネシア	271	(0.7%)	271	(0.7%)
香港	39	(0.1%)	39	(0.1%)
インド	46	(0.1%)	32	(0.1%)
中国	23	(0.1%)	23	(0.1%)
その他	232	(0.6%)	212	(0.5%)
北米	538	(1.4%)	522	(1.4%)
中南米	56	(0.1%)	14	(0.0%)
西欧	48	(0.1%)	48	(0.1%)
東欧	—	(—)	—	(—)
国内・海外　合計	38,666	(100.0%)	38,330	(100.0%)

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。
債務者所在国を基準に集計しています。

■開示債権の業種別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権	（構成比）	リスク管理債権	（構成比）
国内	37,413	(100.0%)	37,169	(100.0%)
製造業	1,716	(4.6%)	1,709	(4.6%)
農業、林業、漁業及び鉱業	36	(0.1%)	36	(0.1%)
建設業	3,182	(8.5%)	3,175	(8.6%)
運輸、情報通信、公益事業	1,119	(3.0%)	1,113	(3.0%)
卸売・小売業	5,366	(14.3%)	5,308	(14.3%)
金融・保険業	917	(2.5%)	899	(2.4%)
不動産業	13,962	(37.3%)	13,910	(37.4%)
各種サービス業	8,369	(22.4%)	8,297	(22.3%)
地方公共団体	—	(—)	—	(—)
その他	2,746	(7.3%)	2,722	(7.3%)
海外	1,253		1,161	
政府等	114		114	
金融機関	8		7	
商工業	1,131		1,040	
その他	—		—	
国内・海外　合計	38,666		38,330	

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。

お客さまとともに、新しいステージへ――

複合金融サービスの提供

お客さまへのアプローチ

三井住友フィナンシャルグループ

個人の皆さまへのサービス

お客さま一人ひとりのニーズにお応えする
最適なチャネル、プロセスをご用意しています

国際ビジネス

グローバル・リレーションシップを強化しながら
ノンアセットビジネスの拡大に注力しています

中堅・中小企業の皆さまへのサービス

金融の基本的使命である円滑な資金供給と
企業価値向上のソリューションを提供しています

市場性取引ビジネス

お客さまの市場性取引ニーズを徹底的に追求し、
業界最高水準のサービスでフルサポートします

大企業の皆さまへのサービス

グループの総力を挙げ、時代の変化に即応した
タイムリーな金融ソリューションを提供しています

投資銀行ビジネス

グループ金融会社のノウハウを結集し、
最良の金融ソリューションをご提案しています

地域の皆さまに密着したサービス

地域のお客さまへの貢献を最大の使命として
便利で質の高い金融サービスを提供しています

企業再生ビジネス

取引先企業の再建、事業再編の可能性を
最大限に追求していきます

個人の皆さまへのサービス

SMFGでは、三井住友銀行の個人部門を中心に①コンサルティング・サービスをてことしたビジネス展開と②決済ファイナンスビジネスの抜本的強化、③ローコストオペレーションの徹底の3点を軸に、個人業務の新たなデファクトスタンダードを確立していくことを目指しています。

■コンサルティングにフォーカスしたビジネスモデル

プライベートバンキング層・資産運用層・資産形成層等の顧客セグメントに応じ、それぞれのニーズに合わせた商品・サービスを適切なチャネルを通じて提供しています。

例えば、資産運用層のお客さまには専門性の高い「ファイナンシャル・コンサルタント」が金融資産全体のポートフォリオ提案を軸にきめ細かな資産・負債の総合管理サービスを行い、資産形成層のお客さまには「マネーライフ・コンサルタント」がライフステージに応じた相談業務を行っています。

また、お客さまのニーズにより的確にお応えすべく、投資信託・投資型年金・セグメント別ローン等の商品・サービスの充実を図るほか、資産運用提案ツール「資産運用ナビ」の導入、顧客CRM*の徹底、TV会議システムを活用した顧客向けセミナーの開催等を進めています。

*Customer Relationship Managementの略
個人のお客さまの情報を蓄積し、一人ひとりの金融ニーズやライフステージに応じた提案・サービスを実現

■決済ファイナンスビジネスの収益構造変革

決済ファイナンスビジネスについては、銀行商品・サービス・クレジットカードを核とした決済サービスの提供、グループ総合力を活かしたコンシューマー・ファイナンス事業でのマーケットシェア拡大を進めています。

決済サービスについては、「グループ会社一体となった決済インフラ」の提供によって、お客さまの利便性向上と決済ビジネスの収益事業化を実現するため、平成15年11月に新型口座「One's Style」をリリースしました。ポイントは、「持つ」から「アクセス」する通帳へと変貌したWeb通帳と、カードローン・クレジットカードの一体型専用カードにより決済ファイナンス機能を一元的に提供したこと、加えて、このサービスを20代・30代限定で発売したことにあります。

コンシューマー・ファイナンス分野についても、新商品の開発はもちろん、お客さま基盤・インフラ等の強みを活かしてグループ会社間の協働を推進していきます。

■ローコストオペレーションの徹底

従来からグループ各社では業務効率化に積極的に取り組んでいますが、特に個人金融ビジネスにおける経費効率の向上は収益極大化に向けた最重要課題の一つという認識の下、ローコスト運営の徹底に向け取り組みを強化していきます。

特に三井住友銀行では、現在の国内本支店網をベースにHUB＆スポーク（スポーク店数カ店の後方事務をHUBセンターに集約し、事務効率化とともに、より営業に集中できる店頭体制）を推進しています。この体制への移行を平成15年度中に完了する計画で進めています。

また、「One's ダイレクト」による住宅ローン一部繰り上げ返済の取り扱いを開始するなどインターネットバンキング機能を拡充したほか、MCステーション*の導入により相談プロセスにおけるお客さまの利便性を向上させながら、一層の効率化を進めています。

*MCデスク（マネーライフコンサルタントの相談窓口）に設置されているインターネット接続のOne's ダイレクト専用パソコン

【具体的成果】

- 新ツールの開発
  アセットアロケーションツール「資産運用ナビ」
- 各種新商品の開発・導入
  ～新型口座「One's Style」
  ～ワンルームマンション購入ローン
  ～投資信託「ゴールドマン・サックス米国REITファンド」
- 効率化と利便性向上を同時に実現するサービス
  ～住宅ローン一部繰り上げ返済の「One's ダイレクト」取り扱い開始
  ～MCステーションによる相談プロセスの効率化
  ～HUB＆スポーク体制

【今後の施策】

- **コンサルティングビジネスの構築と、決済ファイナンスビジネスの収益構造改革、ローコスト化の徹底を通じた、個人業務のデファクトスタンダード確立**
- 新たな営業体制
  ～SMBCコンサルティングプラザの新規設置(平成16年3月15日､6店舗設置予定)
  ～夜間・休日営業の強化

中堅・中小企業の皆さまへのサービス

我々SMFGは、三井住友銀行の法人部門を中心に各子会社、直接出資会社のノウハウを活用し、中堅・中小企業を中心とした法人のお客さまのさまざまなニーズに応えていきます。

「積極的な融資取り組みと質の高い金融サービスを提供し、お客さまとのリレーションを一層深めること」を目標に、今後もお客さまのお役に立つ付加価値の高いサービスをスピーディーに提供し、「SMFGの法人営業ブランド」の向上に努めていきます。

■中堅・中小企業のお客さまへの積極的な融資

三井住友銀行発足以来、中堅・中小企業のお客さまへ、無担保で第三者保証を不要とした融資に積極的に取り組んできました。

年商10億円未満のお客さまを主な対象とした「ビジネスセレクトローン」は、テレビCM、新聞広告等のマスプロモーションに加え、営業職員を100人程度増員した効果もあり、平成15年4月から9月までに前年同期を大幅に上回る15,600件（＋5,500件）／3,100億円（＋1,100億円）のご融資を行いました。

一方、年商10億円以上のお客さまに対しては、営業店への権限委譲により審査のスピードアップを図るとともに、審査基準・プロセスを標準化し、最大20億円まで融資可能な「Nファンド」に注力してきました。

その結果、「Nファンド」は平成15年4月から9月までに18,200件／9,500億円のご融資を実行することができました。

これら2つの商品を通じて、幅広く中堅・中小企業のお客さまの資金ニーズにお応えした結果、この間の新しいお客さまとの貸金取引も9,500社／6,700億円となりました。

■質の高い金融サービスの提供

お客さまのさまざまなニーズにお応えするために、法人営業部・ビジネスサポートプラザのスタッフと本部の専門スタッフに加え、SMFGの各子会社、直接出資会社が協力し、質の高い金融サービスをスピーディーに提供してきました。

国内為替業務の合理化ニーズには「為替EBサービス」を、外国為替業務の合理化ニーズには、邦銀で初めてインターネットを活用した貿易取引電子化サービス「Global e-Tradeサービス」を提案してきました。

その結果、「為替EBサービス」は121,000社、「Global e-Tradeサービス」は6,500社のご契約をいただき、いずれも国内トップのシェアを確保しています。

また、資金調達方法の多様化等のバランスシート面のニーズに対しては、シンジケーション・私募債・債権流動化を、リスクヘッジや利益向上等の損益計算書面のニーズに対しては、各種デリバティブの活用によるリスクヘッジ・海外進出支援・運用等を提案し、いずれも前年同期を上回る取引実績となりました。

特に、中国関係ビジネスをサポートするために開催した中国セミナーは、平成14年12月以降22回実施し1,800名を超えるお客さまが参加されるなど、大変ご好評をいただきました。また、約4万社の会員を抱え、銀行系No.1の会員事業会社であるSMBCコンサルティング(株)が平成15年6月に立ち上げた会員制の「中国ビジネス倶楽部」は、現在2,000名を超える会員数を誇っております。

平成15年度下期も、日本税理士会と提携した新型の中小企業向け融資商品「クライアントサポートローン」の推進、中小企業向け融資を専門とする営業拠点の増設（40拠点程度）および営業職員の大幅増員により、積極的にお客さまの資金ニーズにお応えしていくとともに、ビジネスニーズのマッチング等の新サービスを含めた質の高い金融サービスを提供し、お客さまとのリレーションを一層深めていくことに努めていきます。

【具体的成果】

- ○ 中堅・中小企業のお客さまの資金ニーズにお応えするために「Nファンド」「ビジネスセレクトローン」を積極的に推進し、33,800件／1兆2,600億円のご融資を行いました。
- ○ 新しいお客さまに対し、9,500社／6,700億円のご融資を行いました。
- ○ 邦銀初のインターネットを活用した貿易取引電子化サービス「Global e-Tradeサービス」は、6,500社のご契約をいただきました。

【今後の施策】

- ◎ 新商品の「クライアントサポートローン」に注力するとともに、中小企業向け融資を専門とする営業拠点の増設（40拠点程度）、営業職員の大幅増員を行い、中堅・中小企業のお客さまの資金ニーズに積極的にお応えしていきます。
- ◎ インターネットに対応した為替EB商品「パソコンバンクWeb21」の推進に注力していきます。

大企業の皆さまへのサービス

SMFGは、三井住友銀行の企業金融部門を中心に、先進的な大企業グループの高度で多様なニーズに対してさまざまな金融サービスを提供しています。

平成15年度上期は、お客さまの経営・財務課題に対してソリューションを幅広く提案してきました。

具体的には、シンジケーション組成、資産の流動化・証券化スキームやノンリコースローンをご提供するなど、新しい形態で資金ニーズへの対応を図っています。そのほか事業再編、バランスシートマネジメントを重点領域に、さまざまなオーダーメードのご提案を実施しました。

また、平成15年度より大企業関連取引の国内外一体運営の試行を、グローバルに展開されている一部企業グループについて開始しています*。

企業金融部門では、最適なソリューション提供を通じて、お客さまとともに発展していくために、引き続き中長期的な視点からの体制整備にも取り組んでいきます。

*これは、お客さまの国内外拠点展開に銀行の営業体制を合わせることで、お取引の一貫性・整合性を確保のうえ、スピーディーかつ高品質のサービスをご提供しようという試みです。

【具体的成果】

- シンジケーション業務におけるオリジネーション力の強化
  ～お客さまへの提案段階から投資銀行部門の専任スタッフと連携のうえ、きめ細かな対応とスピーディーな組成により実績を積み上げ
- リスク・マネジメント業務の強化
  ～金利、商品価格・市況、需要予測をはじめお客さまの抱える多様なリスクをヘッジするために、各種デリバティブ商品を提供
- 証券関連ニーズへの対応
  ～大和証券SMBC（株）との連携により、エクイティファイナンス、IPOなどの証券関連ニーズへスピーディーかつ的確に対応

【今後の施策】

- 大和証券SMBC（株）を活用した証券ニーズへのさらなる取り組み強化
- グループ各社との連携強化を含めた、新規業務・新種商品の拡大によるソリューション提供力の強化
- 大企業関連取引の国内外一体運営の推進

地域の皆さまに密着したサービス

SMFGは三井住友銀行のコミュニティバンキング本部*を中心として、地域に密着したきめ細やかな金融サービスを展開しています。

平成15年7月、旧わかしお銀行・オンラインシステムの三井住友銀行・オンラインシステムへのシステム統合を無事終了しました。このシステム統合により、コミュニティバンキング本部所管店においても、三井住友銀行の他部門と同様に、幅広い商品・サービスの提供が可能となり、お客さまの利便性をさらに高めることができるようになりました。

コミュニティバンキング本部は、地域の皆さまに貢献することが最大の使命との考えの下、地域の皆さまの事業発展をお手伝いするため、リスクテイク型の融資商品である「ビジネスクイックローン」や「トリプルⅢファンド」のお取り扱いを積極的に推進しました。

旧わかしお銀行が「都市型コミュニティバンク」として、これまで築き上げてきたヒューマンタッチな地域密着型サービスを核にしたビジネスモデルに、三井住友銀行の経営インフラを融合していくことにより、お客さまにこれまで以上に高い付加価値と利便性を提供し、各種のご要望にきめ細かくお応えしていきます。

*コミュニティバンキング本部は、平成15年3月17日、旧三井住友銀行と旧わかしお銀行の合併に伴い、新・三井住友銀行に新たに設置された部門で、旧わかしお銀行の店舗34カ店（東京都を中心とした首都圏に集中）を所管しています。

【具体的成果】

- 中堅・中小企業ならびに個人事業主のお客さまの資金ニーズにお応えする「ビジネスクイックローン」「トリプルⅢファンド」を積極的に推進、多くのお客さまにご利用いただきました。
- システム統合が無事終了したことにより、三井住友銀行の他部門と同様に、幅広い商品・サービスのご利用が可能となり、お客さまの利便性を向上しました。

【今後の施策】

- 三井住友銀行の他部門との連携により、お客さまのニーズに合わせた便利で質の高い商品・サービスを提供していきます。
- 引き続き、地域の皆さまとの信頼関係を大切にする「Face To Face」の営業の充実に取り組んでいきます。

国際ビジネス

SMFGの国際ビジネスは、日系・非日系を問わず、グローバルに事業展開するお客さまのニーズにお応えするために、三井住友銀行の国際部門を中心に、「国内外のグループ・ネットワークを活用したサービスの提供」「CMS、トレードファイナンス等顧客ニーズに応じた各種プロダクツの提供」「地域特性を活かした運営体制による顧客サポート力の強化」に取り組んでいます。

国際ビジネスにおける今後の戦略として、アジア地域および日本国内については顧客ニーズに合致したプロダクト提供力を強化していきます。

欧米地域については、平成15年2月に開始したゴールドマン・サックス社との提携、および3月に設立した欧州三井住友銀行ともに、順調に運営されてきています。今後も最先端の金融商品ノウハウの吸収・活用による新たなビジネスモデルの確立を図ります。

SMFGはお客さまのニーズに対して、三井住友銀行の各業務部門をはじめ、SMFGのグループ会社や海外金融機関と連携して多様なプロダクトを活用することで、最高のソリューションを提供していきます。今後も日本という基盤を最大限に活用したビジネスを積極的に展開していきます。

【具体的成果】

- ○ 中国業務体制の強化
  - ～上海支店を核とした現地密着型営業ネットワークの確立
  - ～天津支店、広州支店における人民元業務取り扱い開始
- ○ 欧米でのゴールドマン・サックス社との提携本格始動
- ○ 円カストディにおけるサービス・クオリティーの一段の向上
  - ～グローバル・カストディアン誌（アセットインターナショナル社）において邦銀で唯一最優秀評価を4年連続獲得、また日本で最も優秀なカストディ銀行と最高の評価も併せて獲得

【今後の施策】

- ○ アジアにおけるプロダクト提供力の強化
- ○ 欧米の新しい金融技術を活かしたビジネス展開
- ○ アセットを用いない各種金融サービスのさらなる充実

市場性取引ビジネス

SMFGは三井住友銀行の市場営業部門において、国内外の資金・為替・債券・デリバティブマーケット等での取引を通じ、お客さまの市場性取引ニーズに十分にお応えしつつ、より付加価値の高い商品・サービスの提供に努めています。平成15年度に入ってからも、お客さまの利便性・満足度を向上させるべく、取引体制の拡充、新商品の取り扱い推進、システムのレベルアップ等を積極的に実施してきました。特に、アジアにおいては東京、シンガポール、香港、バンコックに続き、12月には上海にも市場営業推進部の担当者を配置し、中国におけるサービス体制の拡充を図りました。また従来の架電による取引からインターネットを通じた市場性取引システムであるi-Deal（アイディール）による取引へのシフトも順調に進んでおります。今後とも市場性取引における業界最高水準のサービス提供を目指し、最新の金融技術や情報システムの導入、市場調査能力の向上などに注力するとともに、コンプライアンス面の拡充や事務体制の強化などインフラ面の整備に取り組みます。

三井住友銀行の市場営業部門では、ALMとトレーディング業務を通じて、銀行の抱える市場リスク、流動性リスクの適切なコントロールを実施するとともに、各種裁定取引機会をとらえたオペレーションを行うことで収益の極大化を図っています。

平成15年度上期は、国内外長期金利の上昇に対応し、ポジションの圧縮等を図った結果、高水準の収益を計上した前年上期との比較では減益となりました。平成15年度下期も引き続き金利上昇リスクに十分配慮したポジション運営を行う一方、お客さまとの取引推進、新しい収益ソースの開拓等により、高収益の安定的な確保を目指していきます。

【具体的成果】

- ○ お客さまの利便性向上による取引の拡大
  - ～上海駐在の設置等アジアを中心としたサービス体制の強化・拡充
  - ～オプション預金キャンペーンやコモディティデリバティブの小口化推進
  - ～i-Dealの機能向上と取引件数の継続的な増加

【今後の施策】

- ○ お客さまの一層の利便性向上に資するサービスの充実
- ○ 金利上昇リスクに十分配慮したポジション運営
- ○ 高収益の安定的な確保

投資銀行ビジネス

投資銀行業務は、法人のお客さまに対する市場型間接金融*1 やアセットファイナンス*2、社債や株式発行による資本市場の活用等高度な資金調達手段の提供や、M&A･証券化といった多様な金融ソリューションを提供する業務です。

SMFGは、三井住友銀行の投資銀行部門および大和証券SMBC(株)をはじめとするグループ会社の投資銀行業務ノウハウを結集し、お客さまの多様なニーズにお応えするソリューションを提供します。

平成15年度上期においては、三井住友銀行のシンジケートローンやプロジェクトファイナンス、大和証券SMBC(株)の新規公開引受や債券引受等さまざまな分野で成果を上げました。また、デットIR*3 活動を通じたシンジケートローン市場の育成･整備にも注力しています。

今後も市場型間接金融、アセットファイナンスのベストプレーヤーを目指すとともに、大和証券SMBC(株)を中心とするグループ会社との連携強化により総合的ソリューション提案能力を一層高めていきます。

*1市場型間接金融とは、財務内容が公開され、市場での評価が確立可能な借入人に対して、証券ではなくシンジケートローン等貸金(間接金融の手法)を使って市場性の資金調達を行うものです。
*2アセットファイナンスとは企業のバランスシートの資産から生じるキャッシュフローを裏付けとした資金調達方法です。
*3デットIRとは債権者(貸出金融機関、社債投資家等)や格付機関に対して行うIR活動です。

【具体的成果】

- 国内シンジケーション組成額(三井住友銀行)前年同期比15%増加
- デットIR バンクミーティング(三井住友銀行)21件実施
- IPO引受会社ランキング(大和証券SMBC)　1位(日経公社債情報より)

【今後の施策】

- 市場型間接金融業務、アセットファイナンスの一層の推進
- M&A、証券化等の先端金融サービス提供力の強化

企業再生ビジネス

SMFGは三井住友銀行の戦略金融部門を中心として、企業再生ビジネスに積極的に取り組んでいます。

企業再生ノウハウ、投資銀行的手法、会計法務等の専門スキルを有する人材を戦略金融部門に集中し、取引先の再建や事業再編・不良債権のオフバランス化を積極的に進めました。これにより、平成15年度上期において、三井住友銀行の開示債権額を約1兆4,000億円削減し、平成16年3月末の目標としていた不良債権残高3兆9,000億円を前倒し達成することができました。

さらに、企業再生ビジネスに本格進出するために、国内外を代表する投資銀行等と提携し、手法の異なる複数の企業再生スキームを構築しました。(詳細はトピックスの6ページをご参照ください。)これにより、取引先企業の実態に応じて最適な方策を活用する体制が整いました。

今後は、引き続き銀行本体で取引先企業の再建や事業再編に取り組むとともに、上記の企業再生スキームや産業再生機構・整理回収機構等の政府系機関等を積極活用し、不良債権問題の早期完全決着を図ります。

こうした企業再生への取り組みの狙いは、一義的には不良債権残高の削減にありますが、その先には企業再生ビジネスを新たな収益事業として確立していくとともに、企業再生ビジネスを通じて取得したスキル・ノウハウを今後の新規業務に活かしていくという展望があります。企業再生への取り組みが数年後の銀行間の優劣を決するとの認識のもと、今後ともこれらの新しい動きに積極的にかかわっていきます。

【具体的成果】

- **不良債権残高の大幅削減**
  - ～平成16年3月末の不良債権残高目標(3兆9,000億円)を半年前倒しで達成
  - ～取引先企業の収益力強化・財務リストラを支援し債務者区分の上方遷移を実現
  - ～担保不動産売却等により、早期の再生が困難な取引先の過剰債務解消を支援
  - ～債権売却等によるオフバランスの着実な実施
  - ～貸出条件正常化、リスクリターン改善への取り組みを強化
- **企業再生スキームの構築**
  企業再生合弁会社・債権買取ファンド、デイスターファンド等を設立し、企業再生の支援体制を強化

【今後の施策】

- 各種企業再生スキームを活用し不良債権残高削減を一層加速化
- 企業再生ビジネスの収益事業化

業績及び財務データ

CONTENTS

業績の概要と分析

平成15年度中間期の三井住友フィナンシャルグループ連結・三井住友銀行単体決算の概要は以下のとおりとなりました。

連結決算の概要

平成14年度及び平成15年度中間期については、三井住友フィナンシャルグループの連結の計数を表示しております。平成14年度中間期については、旧三井住友銀行の連結の計数を表示しており、旧わかしお銀行の計数を含んでおります。

Ⅰ 業績

平成15年度中間連結決算は、連結子会社169社（国内123社・海外46社）、持分法適用会社48社（国内21社・海外27社）を対象としております。

平成15年度中間連結決算につきましては、連結粗利益は平成14年度中間期に高水準の収益を計上していたトレジャリー部門の反落等により前年同期比673億円減少して1兆491億円となりましたが、営業経費、与信関係費用、株式等損益等を加減した結果、経常利益は同157億円増加して1,655億円となりました。これに特別損益、法人税等、少数株主利益を加減した結果、中間純利益は同883億円増加して、1,435億円となりました。

また、平成15年度中間期末の預金残高は、平成14年度末比2,113億円増加して63兆1,423億円となり、譲渡性預金は同1兆4,734億円減少して3兆3,796億円となりました。

一方、貸出金残高は、同1兆4,166億円減少して59兆6,664億円、有価証券残高は、同1兆6,675億円減少して22兆4,511億円となりました。

資本勘定（純資産）につきましては、中間純利益の計上及びその他有価証券評価差額金の増加等により、平成14年度末比3,214億円増加して2兆7,455億円となりました。

■連結子会社・持分法適用会社数

（単位　社）

	平成14年度中間期末	平成15年度中間期末	平成14年度末
連結子会社数	147	169	170
持分法適用会社数	38	48	47

■損益の状況

（金額単位　百万円）

	平成14年度中間期	平成15年度中間期	平成14年度
連結粗利益	1,116,392	1,049,121	2,184,006
資金運用利益	733,944	663,237	1,399,504
信託報酬	/	84	7
役務取引等利益	162,423	195,190	352,900
特定取引利益	109,816	163,904	205,770
その他業務利益	110,208	26,704	225,823
営業経費	△446,103	△448,094	△889,237
与信関係費用	△318,583	△441,522	△1,200,904
貸出金償却	△122,826	△388,924	△364,605
個別貸倒引当金繰入額	△154,913	△244,860	△407,963
一般貸倒引当金繰入額	△22,660	228,302	△250,636
その他	△18,182	△36,041	△177,698
株式等損益	△197,926	20,604	△621,526
持分法による投資損益	2,807	8,044	5,718
その他	△6,730	△22,644	6,193
経常利益（△は経常損失）	149,856	165,508	△515,749
特別損益	△39,506	21,371	△75,164
税金等調整前中間（当期）純利益（△は税金等調整前当期純損失）	110,349	186,880	△590,914
法人税、住民税及び事業税	△26,700	△22,436	△66,068
法人税等調整額	△10,333	5,137	225,190
少数株主利益	△18,170	△26,087	△33,567
中間（当期）純利益（△は当期純損失）	55,145	143,492	△465,359
<参考>連結業務純益（金額単位　億円）	6,086	5,327	11,310

（注）1. 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

2. 連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）＋持分法適用会社経常利益×持分割合－内部取引（配当等）

■資産・負債・資本勘定

（金額単位　百万円）

	平成14年度中間期末	平成15年度中間期末	平成14年度末
資産	104,396,997	100,725,500	104,607,449
うち貸出金	62,553,278	59,666,363	61,082,946
うち有価証券	22,650,667	22,451,050	24,118,520
負債	100,754,733	96,974,137	101,186,654
うち預金	61,438,332	63,142,263	62,931,007
うち譲渡性預金	4,846,529	3,379,610	4,853,017
少数株主持分	952,253	1,005,886	996,720
資本勘定	2,690,010	2,745,476	2,424,074

II 有価証券の評価損益

平成15年度中間期末の有価証券の評価損益は、平成14年度末比3,183億円改善して2,935億円の評価益となりました。このうち「その他有価証券（含むその他の金銭の信託）」の評価損益は、同3,343億円改善して3,036億円の評価益となりました。

「その他有価証券」の評価益が大幅に拡大しているのは、長期金利の上昇により国債等の債券が評価損に転じたものの、株式相場が堅調に推移し株式の評価損益が評価損から評価益に転じ平成14年度末比6,364億円増加したことが主な要因であります。

■有価証券の評価損益

（金額単位　百万円）

	平成15年度中間期末				平成14年度末		
	評価損益	平成14年度末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△10,103	△15,985	2,051	△12,155	5,882	5,988	△105
その他有価証券	303,629	334,272	604,936	△301,307	△30,643	272,943	△303,587
株式	470,979	636,421	578,166	△107,187	△165,442	112,952	△278,395
債券	△154,872	△266,036	6,597	△161,470	111,164	117,093	△5,928
その他	△12,477	△36,111	20,171	△32,649	23,634	42,897	△19,263
その他の金銭の信託	△16	28	249	△265	△44	510	△555
合計	293,509	318,314	607,237	△313,727	△24,805	279,443	△304,248
株式	470,979	636,421	578,166	△107,187	△165,442	112,952	△278,395
債券	△166,025	△282,041	7,482	△173,508	116,016	121,945	△5,928
その他	△11,444	△36,064	21,587	△33,032	24,620	44,545	△19,925

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。
2. 株式については主に（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、（中間）連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が、22,029百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

III 連結自己資本比率

平成15年度中間期末の連結自己資本比率（第一基準）は、10.94％となりました。

自己資本比率の分子となる自己資本は、平成14年度末比4,815億円増加して6兆4,604億円となりました。また分母となるリスク・アセットは、不良債権処理及び保有株式の売却を進める一方、住宅ローンやリテール法人向けのリスクテイク商品の積極的な推進等の結果、平成14年度末比ほぼ横ばいに推移し、59兆170億円となりました。

■連結自己資本比率の状況

（金額単位　百万円）

	平成14年度中間期末	平成15年度中間期末	平成14年度末
Tier 1（基本的項目）	3,381,338	3,468,838	3,255,936
Tier 2（補完的項目）	3,316,197	3,235,658	2,961,619
控除項目	△164,081	△244,075	△238,633
自己資本　計	6,533,454	6,460,421	5,978,922
リスク・アセット	62,981,231	59,016,967	59,166,864
自己資本比率	10.37%	10.94%	10.10%

単体決算の概要

平成14年度中間期については旧三井住友銀行と旧わかしお銀行の単純合算計数を、平成14年度の損益項目については合併前の旧三井住友銀行（平成14年4月1日～平成15年3月16日）の計数を含めて表示しております。

Ⅰ 業績

平成15年度中間期は、業務粗利益が前年同期比1,080億円減少の7,953億円、経費（除く臨時処理分）が292億円減少の2,960億円となった結果、業務純益（除く一般貸倒引当金繰入額）は、前年同期比788億円減少の4,993億円となりました。

この業務純益（除く一般貸倒引当金繰入額）に、不良債権処理額、株式等損益などの臨時的な損益を加えた後の経常利益は、1,052億円となりました。

また特別損益が378億円の利益、法人税等の税負担が33億円となりましたので、経常利益にこれらの損益を加減した中間純利益は前年同期比941億円増加して1,396億円となりました。

Ⅱ 損益の状況

業務粗利益

業務粗利益は、前年同期比1,080億円減少の7,953億円となりました。このうち国内業務粗利益は、投信・個人年金保険販売関連の手数料やシンジケーション関連の手数料等が増加したことで役務取引等利益が前年同期比147億円増加した一方、貸出金の減少等から資金運用利益が前年同期比409億円減少したことに加え、国債等債券損益が前年同期比367億円減少したことを主な要因として、前年同期比668億円減少して5,590億円となりました。国際業務粗利益は、デリバティブ取引収益が増加したものの平成14年度中間期に高水準の収益を計上していたトレジャリー部門の反落を主な要因として、前年同期比412億円減少して2,364億円となりました。

経費

経費（除く臨時処理分）は、前年同期比293億円減少して2,960億円となりました。これは人員の削減や賞与ファンドの削減を主な要因として人件費が175億円減少したほか、国内店舗の統廃合やシステム統合の完了に伴う削減効果の実現等により物件費が102億円減少したことが主な要因であります。

業務純益

以上の結果、平成15年度中間期の業務純益（除く一般貸倒引当金繰入額）は、前年同期比788億円減少して4,993億円となりました。

■業務純益

（金額単位　百万円）

	平成14年度中間期	平成15年度中間期	平成14年度
資金運用利益	641,214	568,597	1,223,336
信託報酬	/	84	7
役務取引等利益	85,913	99,330	194,665
特定取引利益	103,408	149,824	196,000
その他業務利益	72,803	△22,497	146,672
業務粗利益	903,339	795,339	1,760,684
（除く国債等債券損益）	(826,710)	(776,567)	(1,625,025)
国内業務粗利益	625,748	558,967	1,252,898
国際業務粗利益	277,590	236,371	507,785
一般貸倒引当金繰入額	△20,564	—	△238,132
経費（除く臨時処理分）	△325,278	△296,030	△647,040
人件費	△131,472	△113,967	△253,907
物件費	△176,934	△166,697	△357,682
税金	△16,870	△15,365	△35,450
業務純益	557,497	499,308	875,511
除く一般貸倒引当金繰入額	578,061	499,308	1,113,643
除く国債等債券損益	501,432	480,536	977,984

［参考］

■業務部門別業績

（金額単位　億円）

業務純益（除く一般貸倒引当金繰入額）	個人部門	法人部門	企業金融部門	国際部門	コミュニティバンキング本部	市場営業部門	本社管理	合計
平成15年度中間期	346	2,107	681	227	14	2,064	△446	4,993
前年同期比	+221	+473	+50	+43	+7	△1,170	△412	△788

（注）1. 前年同期比は金利影響・為替影響等を除いた社内管理ベースであります。
2. 「本社管理」内訳：（1）子会社関連会社からの受取配当、（2）優先証券コスト・劣後調達コスト、（3）自己資本運用益、（4）部門間の調整　等。

臨時損益（不良債権処理等）

臨時損益は、3,941億円の損失となりました。これは株価の回復により株式等損益が188億円のプラスに転じた一方、3,736億円の不良債権処理や、退職給付の未認識債務(数理差異)償却等を実施したことが主な要因であります。なお、臨時損益に計上された不良債権処理額3,736億円に特別利益に計上されている貸倒引当金戻入益及び債権売却損失引当金戻入益の142億円を加えた与信関係費用は3,594億円となりました。不良債権処理及び不良債権の開示額については、14ページ以降の「不良債権の現状」をご覧ください。

経常利益

以上の結果、経常利益は前年同期比53億円増益の1,052億円となりました。

特別損益

特別損益は、378億円の利益となりました。これは東京都銀行税に係る還付金等を403億円計上したことに加え、不良債権処理に伴う個別貸倒引当金、一般貸倒引当金及び特定海外債権引当勘定を合計した貸倒引当金全体でネット戻入となりましたので、この戻入益138億円を計上したことが主な要因であります。

中間純利益

法人税、住民税及び事業税については126億円となりました。また、税効果会計による法人税等調整額は、財務の健全性の観点から前期に引き続き保守的に対応しておりますが、土地再評価に伴う繰延税金負債の取崩し等の結果92億円の負担軽減となりました。これらの結果、中間純利益は前年同期比941億円増益の1,396億円となりました。

■経常利益・中間(当期)純利益

（金額単位　百万円）

		平成14年度中間期	平成15年度中間期	平成14年度
業務純益(除く一般貸倒引当金繰入額)		578,061	499,308	1,113,643
一般貸倒引当金繰入額	①	△20,564	—	△238,132
貸出金償却		△89,687	△337,901	△284,418
個別貸倒引当金繰入額		△140,640	—	△375,359
債権売却損失引当金繰入額		△7,109	—	△15,245
共同債権買取機構売却損		△3,013	△740	△16,370
延滞債権売却損等		△10,006	△34,955	△148,870
特定海外債権引当勘定繰入額		3,974	—	3,879
うち不良債権処理額	②	△246,482	△373,597	△836,385
株式等売却益		35,161	50,910	51,205
株式等売却損		△51,562	△24,720	△159,448
株式等償却		△175,825	△7,406	△527,465
うち株式等損益		△192,227	18,783	△635,708
臨時損益		△457,610	△394,133	△1,472,700
経常利益(△は経常損失)		99,886	105,175	△597,188
うち動産不動産処分損益		△9,571	△6,404	△26,169
うち退職給付会計基準変更時差異償却		△10,083	△10,083	△20,167
うち貸倒引当金戻入益	③	—	13,787	—
うち債権売却損失引当金戻入益	④	—	393	—
うち東京都銀行税還付税金・還付加算金		—	40,333	—
特別損益		△38,243	37,813	△73,799
法人税、住民税及び事業税		△6,795	△12,573	△40,299
法人税等調整額		△9,308	9,244	232,983
中間(当期)純利益(△は当期純損失)		45,538	139,659	△478,304
与信関係費用	①+②+③+④	△267,046	△359,415	△1,074,517

III 資産・負債・資本勘定の状況

資産

銀行単体の総資産は平成14年度末比5兆1,112億円減少して、92兆7,800億円となりました。資産が減少したのは、貸出金が、国内において引き続き企業の資金需要が乏しいことや、海外において平成14年度に引き続き低採算アセットの削減を図ったことから2兆1,288億円減少したことに加え、有価証券が金利動向を踏まえたオペレーションにより1兆8,093億円減少したことが主な要因であります。

負債

負債は、平成14年度末比5兆4,436億円減少して、90兆1,684億円となりました。負債が減少したのは、資金調達の一環として金利動向を踏まえたオペレーションを行った結果、売現先勘定が2兆2,556億円減少したことに加え、預金が8,645億円、譲渡性預金が1兆4,586億円減少したことが主な要因であります。

資本勘定

資本勘定(純資産)は、平成14年度末比3,324億円増加して2兆6,116億円となりました。資本勘定が増加したのは、中間純利益の計上及びその他有価証券評価差額金が1,927億円増加したことが主な要因であります。

■資産・負債・資本勘定

(金額単位　百万円)

	平成14年度中間期末	平成15年度中間期末	平成14年度末
資産	99,389,814	92,779,975	97,891,161
うち貸出金	59,283,833	55,153,522	57,282,365
うち有価証券	22,427,023	21,847,113	23,656,385
負債	96,369,750	90,168,353	95,611,937
うち預金	57,770,944	57,746,253	58,610,731
うち譲渡性預金	4,856,700	3,454,958	4,913,526
資本勘定	3,020,063	2,611,621	2,279,223

Ⅳ 有価証券の評価損益

平成15年度中間期末の有価証券の評価損益は、平成14年度末比3,428億円増加して3,083億円の評価益になりました。このうち「その他有価証券(含むその他の金銭信託)」の評価損益は、平成14年度末比3,248億円増加して3,069億円の評価益となりました。

「その他有価証券」の評価益が大幅に拡大しているのは、長期金利の上昇により国債等の債券が評価損に転じたものの、株式相場が堅調に推移し株式の評価損益が評価損から評価益に転じ平成14年度末比6,214億円増加したことが主な要因であります。

■ 有価証券の評価損益

(金額単位 百万円)

	平成15年度中間期末				平成14年度末		
	評価損益	平成14年度末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△10,338	△14,141	1,813	△12,152	3,803	3,909	△105
子会社・関連会社株式	11,734	32,162	11,734	—	△20,428	624	△21,052
その他有価証券	306,912	324,769	585,142	△278,230	△17,857	257,680	△275,537
株式	469,067	621,421	562,844	△93,776	△152,354	105,269	△257,624
債券	△148,852	△257,564	4,997	△153,849	108,712	112,417	△3,705
その他	△13,303	△39,088	17,301	△30,604	25,785	39,993	△14,207
その他の金銭の信託	△16	28	249	△265	△44	510	△555
合計	308,291	342,817	598,939	△290,648	△34,526	262,725	△297,251
株式	480,802	653,584	574,578	△93,776	△172,782	105,894	△278,677
債券	△160,002	△271,530	5,882	△165,884	111,528	115,234	△3,705
その他	△12,508	△39,235	18,478	△30,987	26,727	41,597	△14,869

(注) 1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権も含めております。
2. 株式のうち子会社・関連会社株式に該当しないものについては(中間)期末日前1カ月の平均時価に、それ以外は(中間)期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、(中間)貸借対照表価額と取得原価(又は償却原価)との差額を計上しております。
なお、「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が、22,029百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

繰延税金資産【三井住友銀行単体】

(1) 繰延税金資産の計上額

繰延税金資産は、将来の税金負担額を軽減する効果を合理的に見積り資産計上したものですが、その計上に当たっては、「税効果会計に係る会計基準」(平成10年10月30日企業会計審議会)及びこれに関連する実務指針に則り、繰延税金資産の回収可能性の判断を行っております。また、「主要行の監査に対する監査人の厳正な対応について」(平成15年2月24日日本公認会計士協会)の趣旨も十分に踏まえて、引き続き財務の健全性の観点から、より一層の保守的な対応をしております。

平成15年度中間期末における銀行単体の繰延税金資産の計上額は、平成14年度末比1,029億円減少して1兆7,117億円となりました。計上額が減少したのは、株価上昇により「その他有価証券評価差額金」が評価損から評価益となり、繰延税金負債(1,100億円)が生じたことが主因です。なお、保守的に資産計上しなかった繰延税金資産残高(評価性引当額)は3,986億円であります。

(金額単位　億円)

		平成15年度中間期末	平成14年度末比	平成14年度中間期末比	<参考> 一時差異等残高 平成15年度中間期末
①繰延税金資産合計　②−③	1	18,525	+32	△ 365	
②繰延税金資産小計	2	22,511	△ 530	+3,469	55,750
貸倒引当金	3	5,336	△ 2,866	△ 1,812	13,232
貸出金償却	4	4,878	+1,682	+895	12,097
債権売却損失引当金	5	1	△ 68	△ 161	2
有価証券有税償却	6	4,354	△ 1,609	+2,207	10,798
退職給付引当金	7	1,068	+45	+69	2,647
減価償却限度超過額	8	76	△ 7	△ 8	190
その他有価証券評価差額金	9	—	△ 69	△ 3,165	—
税務上の繰越欠損金	10	6,293	+2,559	+5,333	15,371
その他	11	504	△ 198	+111	1,413
③評価性引当額	12	3,986	△ 562	+3,834	
④繰延税金負債	13	1,408	+1,061	+1,111	3,612
退職給付信託設定益	14	256	+3	+22	635
その他有価証券評価差額金	15	1,100	+1,100	+1,100	2,849
その他	16	52	△ 41	△ 11	128
繰延税金資産の計上額　①−④	17	17,117	△ 1,029	△ 1,476	
調整前課税所得の見積額に対応する額	18	17,317	+56	△ 753	
将来解消見込が長期にわたる額等(注1)	19	900	+15	+377	
15行目の繰延税金負債相当額(注2)	20	△ 1,100	△ 1,100	△ 1,100	

実効税率(注3)	21	40.46%	—	+1.84%

(注1) スケジューリング可能な一時差異のうち、その解消見積期間が5年を超えるもの(退職給付引当金、建物減価償却限度超過額等)に係る繰延税金資産については、回収可能性ありと判断されるものであります(「繰延税金資産の回収可能性の判断に関する監査上の取扱い」(日本公認会計士協会監査委員会報告第66号))。

(注2) 繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されますが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となります(「「その他有価証券」の評価差額に対する税効果会計の適用における監査上の取扱い」(日本公認会計士協会監査委員会報告第70号))。

(注3) 平成16年度以降解消が見込まれる一時差異等に対して適用する実効税率であり、法人事業税に関する外形標準課税制度が平成16年度から導入される影響を反映しております。なお、平成15年度中に解消が見込まれる一時差異等に対して適用する実効税率は38.62%であります。

(2) 繰延税金資産の計上根拠

① 計上基準：実務指針の例示区分の４号但書を適用

（イ）当行には重要な税務上の繰越欠損金が存在しますが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断されます。従って、実務指針(注1)5(1)の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額を限度として繰延税金資産を計上しております。

(a) 不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成８年６月）による「早期是正措置」の導入（平成10年度）により、自己査定に基づいて償却・引当を行う体制を整備しました。

その後、景気低迷の長期化、国内外の経済環境が不透明感を増す中で、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施しました。この結果、有税による不良債権処理残高(注2)は、平成15年度中間期末時点で約２兆5,000億円に達しております。

また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく現在最終処理を加速させており、その過程で、過去に実施した有税による不良債権処理残高の無税化が急速に進んでおります（平成15年度中間期中の無税化実績：約9,000億円）。

(b) 株式含み損処理

株価の大幅かつ継続的な下落を踏まえ、株価変動リスクの削減、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進しております。

平成14年度においては、保有株式の売切りによる約１兆1,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約１兆2,000億円を一挙的に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成しました。

こうした施策の影響により、有価証券有税償却残高(注2)は近年大幅に増加しました（平成10年度末の約1,000億円→平成14年度末の約１兆5,000億円）。また、売却促進により過去の有税償却残高の無税化も進んでおります（平成15年度中間期中の無税化実績：約4,000億円）。

（ロ）上記要因により、平成15年度中間期末時点の税務上の繰越欠損金は約１兆5,000億円となっておりますが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みであります。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生しておりません。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前ページ表中の「一時差異等残高」に対応する計数であります。

<参考１>実務指針の例示区分の４号の概要

期末時点で重要な税務上の繰越欠損金がある会社等については、原則として翌期の課税所得見積額の範囲内で、かつ翌期の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。
但し、事業リストラ、法令等の改正などによる非経常的な特別の原因により繰越欠損金等が生じた場合には、将来の合理的な見積可能期間（おおむね５年）内の課税所得を限度として、かつ当該期間内の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。

② 将来の課税所得見積り可能期間：５年

③ 今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後５年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	55,057
A 税引前当期純利益	2	29,586
B 申告調整額（除く平成15年度中間期末一時差異の解消額）	3	13,324
C 調整前課税所得（A＋B）	4	42,910
調整前課税所得に対応する繰延税金資産額	5	17,317

（前ページ表中18行目に対応）

【基本的な考え方】

(1) 有税残高等の一時差異の解消見込年度をスケジューリング
(2) 今後５年間の発生課税所得を保守的に見積り
　①公表済みの経営健全化計画（～平成18年度）を基礎とし、平成20年度までの収益計画を合理的に見積る
　②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加
　③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出
(3) 上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

<参考２>過去５年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	平成10年度末	平成11年度末	平成12年度末	平成13年度末	平成14年度末
確定申告所得(繰越欠損金控除前)	△5,542	3,273	△1,760	2,419	△7,455

（注1）「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
（注2）上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでおりますが、これを除けば各期とも課税所得を計上しております。

中間連結財務諸表

当社の中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書については、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。
以下の中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書は、上記の中間連結財務諸表に基づいて作成しております。

中間連結貸借対照表

（金額単位　百万円）

科目	平成15年度中間期末 平成15年9月30日現在	平成14年度末 平成15年3月31日現在
（資産の部）		
現金預け金	3,898,506 ※8	3,442,523
コールローン及び買入手形	654,263	187,563
買現先勘定	90,979	109,710
債券貸借取引支払保証金	625,010	1,981,243
買入金銭債権	444,540	363,981
特定取引資産	3,485,349 ※8	4,495,396
金銭の信託	27,498	24,629
有価証券	22,451,050 ※1, 2, 8	24,118,520
貸出金	59,666,363 ※3, 4, 5, 6, 7, 8, 9	61,082,946
外国為替	774,597 ※7	749,974
その他資産	3,349,993 ※8, 10	3,219,009
動産不動産	988,386 ※8, 11, 12	1,007,905
リース資産	1,006,315 ※12	996,344
繰延税金資産	1,845,975	1,956,103
再評価に係る繰延税金資産	723 ※11	724
連結調整勘定	12,733	30,031
支払承諾見返	3,102,644	3,084,383
貸倒引当金	△1,699,431	△2,243,542
資産の部合計	**100,725,500**	**104,607,449**
（負債の部）		
預金	63,142,263 ※8	62,931,007
譲渡性預金	3,379,610	4,853,017
コールマネー及び売渡手形	8,019,874 ※8	8,953,084
売現先勘定	1,897,172 ※8	4,144,735
債券貸借取引受入担保金	4,624,779 ※8	4,807,245
コマーシャル・ペーパー	247,500	187,800
特定取引負債	2,046,766 ※8	2,851,391
借用金	2,476,833 ※8, 13	2,580,135
外国為替	448,316	397,666
社債	3,779,852 ※14	3,583,754
信託勘定借	24,944	5,953
その他負債	3,551,051 ※8	2,558,956
賞与引当金	20,908	22,079
退職給付引当金	93,220	101,408
債権売却損失引当金	2,628	20,665
日本国際博覧会出展引当金	57	—
特別法上の引当金	531	649
繰延税金負債	58,494	43,930
再評価に係る繰延税金負債	56,685 ※11	58,788
支払承諾	3,102,644 ※8	3,084,383
負債の部合計	**96,974,137**	**101,186,654**
少数株主持分	**1,005,886**	**996,720**
（資本の部）		
資本金	1,247,650	1,247,650
資本剰余金	854,798	856,237
利益剰余金	423,309	311,664
土地再評価差額金	97,914 ※11	101,440
その他有価証券評価差額金	176,225	△24,197
為替換算調整勘定	△41,189	△53,515
自己株式	△13,231	△15,204
資本の部合計	**2,745,476**	**2,424,074**
負債、少数株主持分及び資本の部合計	**100,725,500**	**104,607,449**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結損益計算書

（金額単位　百万円）

科目	平成15年度中間期 自 平成15年4月 1 日 至 平成15年9月30日	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日
経常収益	**1,760,835**	**3,506,386**
資金運用収益	826,407	1,816,908
（うち貸出金利息）	(585,813)	(1,262,092)
（うち有価証券利息配当金）	(138,520)	(268,261)
信託報酬	84	7
役務取引等収益	237,159	424,238
特定取引収益	163,904	206,496
その他業務収益	459,685	946,957
その他経常収益	73,594 ※1	111,776
経常費用	**1,595,326**	**4,022,136**
資金調達費用	163,169	417,404
（うち預金利息）	(56,717)	(152,373)
役務取引等費用	41,969	71,338
特定取引費用	—	725
その他業務費用	432,980	721,134
営業経費	448,094	889,237
その他経常費用	509,112 ※2	1,922,296
経常利益（△は経常損失）	**165,508**	**△515,749**
特別利益	**41,421 ※3**	**11,906**
特別損失	**20,050 ※4**	**87,071**
税金等調整前中間（当期）純利益（△は税金等調整前当期純損失）	**186,880**	**△590,914**
法人税、住民税及び事業税	**22,436**	**66,068**
法人税等調整額	**△5,137**	**△225,190**
少数株主利益	**26,087**	**33,567**
中間（当期）純利益（△は当期純損失）	**143,492**	**△465,359**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結剰余金計算書

（金額単位　百万円）

科目	平成15年度中間期 自 平成15年4月 1 日 至 平成15年9月30日	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日
（資本剰余金の部）		
資本剰余金期首残高	**856,237**	**1,684,373**
資本準備金期首残高	—	1,326,758
その他資本剰余金期首残高	—	357,614
資本剰余金増加高	**—**	**577,465**
株式移転による設立に伴う増加高	—	326,746
増資による新株の発行	—	247,650
合併に伴う増加高	—	3,069
資本剰余金減少高	**1,439**	**1,405,601**
連結子会社の合併に伴う減少高	—	1,405,507
自己株式処分差損	1,439	93
資本剰余金中間期末（期末）残高	**854,798**	**856,237**
（利益剰余金の部）		
利益剰余金期首残高	**311,664**	**117,743**
利益剰余金増加高	**147,018**	**696,631**
中間純利益	143,492	—
合併に伴う増加高	—	15,813
連結子会社の合併に伴う増加高	—	658,443
持分法適用会社の増加に伴う増加高	—	5,248
土地再評価差額金の取崩に伴う増加高	3,525	17,125
利益剰余金減少高	**35,373**	**502,710**
当期純損失	—	465,359
配当金	33,306	37,349
連結子会社の合併に伴う減少高	2,066	—
連結子会社の減少に伴う減少高	—	2
利益剰余金中間期末（期末）残高	**423,309**	**311,664**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結キャッシュ・フロー計算書

（金額単位　百万円）

科目	平成15年度中間期 自 平成15年4月 1 日 至 平成15年9月30日	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日
Ⅰ 営業活動によるキャッシュ・フロー		
税金等調整前中間（当期）純利益（△は税金等調整前当期純損失）	186,880	△590,914
動産不動産等減価償却費	41,894	89,414
リース資産減価償却費	167,285	312,562
連結調整勘定償却額	4,191	10,171
持分法による投資損益（△）	△8,044	△5,718
貸倒引当金の増加額	△550,977	82,688
債権売却損失引当金の増加額	△18,036	△65,706
賞与引当金の増加額	△1,134	△140
退職給付引当金の増加額	7,969	△47,563
日本国際博覧会出展引当金の増加額	57	—
資金運用収益	△826,407	△1,816,908
資金調達費用	163,169	417,404
有価証券関係損益（△）	△40,431	471,528
金銭の信託の運用損益（△）	1,007	4,003
為替差損益（△）	221,477	170,155
動産不動産処分損益（△）	7,985	33,301
リース資産処分損益（△）	49	1,505
特定取引資産の純増（△）減	1,003,098	△1,253,569
特定取引負債の純増減（△）	△802,432	569,881
貸出金の純増（△）減	1,985,803	2,472,161
預金の純増減（△）	△428,206	△2,024,876
譲渡性預金の純増減（△）	△1,479,196	△1,806,894
借用金（劣後特約付借入金を除く）の純増減（△）	△51,542	△261,965
有利息預け金の純増（△）減	△432,383	2,947,705
コールローン等の純増（△）減	△508,664	1,280,173
債券貸借取引支払保証金の純増(△)減	1,356,233	1,039,276
コールマネー等の純増減（△）	△3,181,690	902,660
コマーシャル・ペーパーの純増減（△）	59,700	△979,700
債券貸借取引受入担保金の純増減(△)	△182,466	1,632,445
外国為替（資産）の純増（△）減	△24,440	42,144
外国為替（負債）の純増減（△）	50,442	99,013
普通社債の発行・償還による純増減（△）	8,655	457,319
信託勘定借の純増減（△）	18,990	5,953
資金運用による収入	856,081	1,956,975
資金調達による支出	△174,330	△464,798
その他	809,744	△100,004
小計	△1,759,666	5,579,686
法人税等の支払額	5,817	△136,485
営業活動によるキャッシュ・フロー	**△1,753,848**	**5,443,200**

（次ページに続く）

(中間連結キャッシュ・フロー計算書続き)

科目	平成15年度中間期 自 平成15年4月 1 日 至 平成15年9月30日	平成14年度 自 平成14年4月 1 日 至 平成15年3月31日
II 投資活動によるキャッシュ・フロー		
有価証券の取得による支出	△23,707,428	△49,938,065
有価証券の売却による収入	15,807,610	37,711,992
有価証券の償還による収入	9,806,287	7,907,363
金銭の信託の増加による支出	△21,111	△14,622
金銭の信託の減少による収入	17,268	23,624
動産不動産の取得による支出	△22,248	△69,884
動産不動産の売却による収入	17,330	73,677
リース資産の取得による支出	△192,936	△336,512
リース資産の売却による収入	15,526	33,900
連結範囲の変更を伴う子会社株式の取得による支出	△8,999 ※2	△15,444
連結範囲の変更を伴う子会社株式の売却による収入	—	53
投資活動によるキャッシュ・フロー	**1,711,298**	**△4,623,917**
III 財務活動によるキャッシュ・フロー		
劣後特約付借入による収入	34,500	165,000
劣後特約付借入金の返済による支出	△95,500	△286,500
劣後特約付社債・新株予約権付社債の発行による収入	238,362	223,950
劣後特約付社債・新株予約権付社債の償還による支出	△42,962	△565,522
株式等の発行による収入	—	495,300
配当金支払額	△33,330	△37,348
少数株主からの払込みによる収入	—	220
少数株主への配当金支払額	△24,388	△39,621
自己株式の取得による支出	△152	△7,875
自己株式の売却による収入	936	8,479
財務活動によるキャッシュ・フロー	**77,465**	**△43,919**
IV 現金及び現金同等物に係る換算差額	**△1,763**	**△2,629**
V 現金及び現金同等物の増加額	**33,151**	**772,734**
VI 現金及び現金同等物の期首残高	**2,900,991**	**2,128,742**
VII 連結子会社の合併に伴う現金及び現金同等物の増加額	**—**	**0**
VIII 連結除外に伴う現金及び現金同等物の減少額	**△0**	**△486**
IX 現金及び現金同等物の中間期末(期末)残高	**2,934,143 ※1**	**2,900,991**

(注) 記載金額は、百万円未満を切り捨てて表示しております。

中間連結財務諸表作成のための基本となる重要な事項（当中間連結会計期間 自 平成15年4月1日 至 平成15年9月30日）

1. 連結の範囲に関する事項

（1）連結子会社 169社

主要な会社名

株式会社三井住友銀行
株式会社みなと銀行
株式会社関西銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
SMBCキャピタル株式会社
SMBCファイナンスサービス株式会社
SMBCフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、株式会社関西さわやか銀行他2社は株式取得により、SMBC Leasing Investment L. L. C.他4社は新規設立により、当中間連結会計期間から連結子会社としております。

さくらフレンド証券株式会社、株式会社三井ファイナンスサービス、さくらファイナンスサービス株式会社他2社は合併により、*Sakura Global Capital Asia Limited* は清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムビーシーエル・ケフェウス有限会社他2社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。

（2）非連結子会社

主要な会社名

SBCS Co., Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他104社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

（1）持分法適用の非連結子会社 4社

主要な会社名

SBCS Co., Ltd.

（2）持分法適用の関連会社 44社

主要な会社名

大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

なお、北海道マザーランド・キャピタル株式会社他1社は新規設立等により、当中間連結会計期間から持分法適用の関連会社としております。

また、Daiwa Europe (Deutschland) GmbHは清算により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

（3）持分法非適用の非連結子会社

子会社エス・ビー・エル・マーキュリー有限会社他104社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。

（4）持分法非適用の関連会社

主要な会社名

Daiwa SB Investments (USA) Ltd.

持分法非適用の非連結子会社、関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の中間決算日等に関する事項

（1）連結子会社の中間決算日は次のとおりであります。

3月末日	5社
4月末日	1社
6月末日	65社
7月末日	2社
9月末日	96社

（2）3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

（1）特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

なお、連結子会社である三井住友銀行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間連結会計期間より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が83,790百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ47,405百万円及び131,196百万円増加しております。

（2）有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は、上記（1）及び（2）①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法

デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法

①動産不動産及びリース資産

当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建物　7年～50年
動産　2年～20年

その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

②ソフトウェア

自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。

(5) 貸倒引当金の計上基準

主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,693,302百万円であります。

(6) 賞与引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

(7) 退職給付引当金の計上基準

退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理

数理計算上の差異：

各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。

(8) 債権売却損失引当金の計上基準

債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。

(9) 日本国際博覧会出展引当金の計上基準

2005年に愛知県において開催される「2005年日本国際博覧会」(愛知万博)への出展費用に関し、日本国際博覧会出展引当金を計上しております。

なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。

(10) 特別法上の引当金の計上基準

特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金513百万円であり、次のとおり計上しております。

①金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

②証券取引責任準備金

国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

(11) 外貨建資産・負債の換算基準

連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当中間連結会計期間より、同報告の本則規定に基づくヘッジ会計を適用しております。

この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を中間連結貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ2,846百万円増加しております。なお、この変更に伴う損益への影響はありません。

また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間連結会計期間より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ737,724百万円増加しております。

また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

(12) リース取引の処理方法

当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(13) リース取引等に関する収益及び費用の計上基準
①リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
②割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(14) 重要なヘッジ会計の方法
・金利リスク・ヘッジ
連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。
前連結会計年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下「業種別監査委員会報告第24号」という。)による経過措置を適用しておりましたが、当中間連結会計期間からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間毎にグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。
会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当中間連結会計期間における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ21,462百万円及び13,521百万円減少し、「繰延税金資産」が8,507百万円増加しております。
また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当中間連結会計期間から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は422,999百万円、繰延ヘッジ利益の総額は410,931百万円であります。
・為替変動リスク・ヘッジ
連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。
これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。
また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。
・連結会社間取引等
デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。
なお、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

(15) 消費税等の会計処理
当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

(16) 税効果会計に関する事項
中間連結会計期間に係る納付税額及び法人税等調整額は、当社及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。

5. 中間連結キャッシュ・フロー計算書における資金の範囲
中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

注記事項（当中間連結会計期間 自 平成15年4月1日 至 平成15年9月30日）

（中間連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式200,137百万円及び出資金1,614百万円を含んでおります。

※2. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に6,002百万円含まれております。
また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に119百万円含まれております。
無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は654,394百万円、当中間連結会計期間末に当該処分をせずに所有しているものは136,090百万円であります。

※3. 貸出金のうち、破綻先債権額は179,497百万円、延滞債権額は2,287,238百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は101,630百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は1,853,890百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は4,422,255百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は966,761百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	124,638百万円
特定取引資産	570,857百万円
有価証券	9,794,664百万円
貸出金	3,760,959百万円
その他資産（延払資産等）	1,180百万円
動産不動産	529百万円
担保資産に対応する債務	
預金	14,910百万円
コールマネー及び売渡手形	7,054,900百万円
売現先勘定	1,857,026百万円
債券貸借取引受入担保金	4,355,513百万円
特定取引負債	144,062百万円
借用金	4,216百万円
その他負債	10,979百万円
支払承諾	149,297百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金44,798百万円、特定取引資産4,204百万円、有価証券3,966,901百万円及び貸出金968,383百万円を差し入れております。
また、動産不動産のうち保証金権利金は118,028百万円、その他資産のうち先物取引差入証拠金は7,036百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、29,801,082百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが27,261,498百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失としてその他資産に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,735,996百万円、繰延ヘッジ利益の総額は1,609,388百万円であります。

※11. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日
連結子会社である三井住友銀行
平成10年3月31日及び平成14年3月31日
その他の一部の連結子会社
平成11年3月31日、平成14年3月31日
同法律第3条第3項に定める再評価の方法
連結子会社である三井住友銀行
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

※12. 動産不動産の減価償却累計額は604,089百万円、リース資産の減価償却累計額は1,508,565百万円であります。
※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金811,510百万円が含まれております。
※14. 社債には、劣後特約付社債1,583,839百万円が含まれております。

(中間連結損益計算書関係)

※1. その他経常収益には、株式等売却益56,039百万円を含んでおります。
※2. その他経常費用には、貸出金償却388,924百万円を含んでおります。
※3. 特別利益には、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,097百万円を含んでおります。
※4. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額11,021百万円、店舗の統廃合等に伴う動産不動産処分損8,408百万円を含んでおります。

(中間連結キャッシュ・フロー計算書関係)

※1. 現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

(金額単位　百万円)

	平成15年9月30日現在
現金預け金勘定	3,898,506
有利息預け金	△964,363
現金及び現金同等物	2,934,143

※2. 株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳
株式の取得により新たに株式会社関西さわやか銀行他2社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出(純額)との関係は次のとおりであります。

(金額単位　百万円)

資産	800,118
(うち貸出金	593,042)
負債	△724,759
(うち預金	△682,774)
少数株主持分	△23,450
連結調整勘定	△13,136
上記3社株式の取得価額	38,773
上記3社現金及び現金同等物	△29,773
差引：上記3社取得のための支出	8,999

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額

(金額単位　百万円)

	動産	その他	合計
取得価額相当額	10,937	213	11,150
減価償却累計額相当額	5,977	116	6,094
中間連結会計期間末残高相当額	4,959	97	5,056

・未経過リース料中間連結会計期間末残高相当額

(金額単位　百万円)

1年内	1年超	合計
1,876	3,316	5,193

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　1,152百万円
減価償却費相当額　1,082百万円
支払利息相当額　76百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

(金額単位　百万円)

	動産	その他	合計
取得価額	1,942,876	548,854	2,491,730
減価償却累計額	1,203,109	299,931	1,503,041
中間連結会計期間末残高	739,766	248,922	988,689

・未経過リース料中間連結会計期間末残高相当額

(金額単位　百万円)

1年内	1年超	合計
322,445	709,410	1,031,856

・受取リース料、減価償却費及び受取利息相当額
受取リース料　205,211百万円
減価償却費　165,475百万円
受取利息相当額　34,173百万円
・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

2. オペレーティング・リース取引

（1）借手側

・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
18,679	98,100	116,780

（2）貸手側

・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
630	1,497	2,128

なお、上記1.、2.に記載した貸手側の未経過リース料のうち94,692百万円を借用金等の担保に提供しております。

（1株当たり情報）

（金額単位　円）

1株当たり純資産額	165,291.87
1株当たり中間純利益	24,993.09
潜在株式調整後1株当たり中間純利益	15,608.81

（注）1株当たり中間純利益及び潜在株式調整後1株当たり中間純利益の算定上の基礎は、次のとおりであります。

1株当たり中間純利益	
中間純利益	143,492百万円
普通株主に帰属しない金額	—百万円
（うち優先配当額）	—百万円
普通株式に係る中間純利益	143,492百万円
普通株式の中間期中平均株式数	5,741千株
潜在株式調整後1株当たり中間純利益	
中間純利益調整額	△3百万円
普通株式増加数	3,451千株
（うち優先株式）	3,451千株
希薄化効果を有しないため、潜在株式調整後1株当たり中間純利益の算定に含めなかった潜在株式の概要	新株予約権

有価証券の範囲等

中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

(1) 売買目的有価証券

(金額単位 百万円)

	平成15年9月末	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	1,205,895	△1,705

(2) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	平成15年9月末				
	中間連結貸借対照表計上額	時価	差額	うち益	うち損
国債	510,142	498,990	△11,152	884	12,037
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	21,329	22,379	1,049	1,166	117
合計	531,472	521,369	△10,103	2,051	12,155

(注) 1. 時価は、当中間連結会計期間末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	平成15年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株式	2,606,121	3,077,101	470,979	578,166	107,187
債券	12,436,715	12,281,842	△154,872	6,597	161,470
国債	11,240,557	11,103,803	△136,754	2,865	139,619
地方債	413,692	403,548	△10,143	924	11,067
社債	782,465	774,489	△7,975	2,808	10,783
その他	4,187,030	4,174,553	△12,477	20,171	32,649
合計	19,229,867	19,533,496	303,629	604,936	301,307

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円(収益)であります。
2. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は530百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当中間連結会計期間中に売却した満期保有目的の債券

(金額単位 百万円)

	平成15年度中間期			
	売却原価	売却額	売却損益	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

(5) 当中間連結会計期間中に売却したその他有価証券

(金額単位 百万円)

	平成15年度中間期		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	15,761,524	145,995	95,693

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

(金額単位 百万円)

	平成15年9月末
満期保有目的の債券	
非上場外国証券	5,411
その他	10,112
その他有価証券	
非上場株式(店頭売買株式を除く)	338,389
非上場債券	1,457,321
非上場外国証券	325,123
その他	109,236

(7) 保有目的を変更した有価証券

連結子会社であるみなと銀行において、当中間連結会計期間中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が66百万円増加し、「繰延税金資産」が26百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ36百万円及び2百万円増加しております。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	平成15年9月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,916,076	6,936,933	3,780,495	615,803
国債	2,717,215	5,160,392	3,125,480	610,858
地方債	6,726	197,435	198,853	533
社債	192,133	1,579,106	456,162	4,411
その他	471,659	2,977,811	434,399	606,081
合計	3,387,735	9,914,745	4,214,895	1,221,884

金銭の信託関係

(1) 運用目的の金銭の信託

(金額単位　百万円)

	平成15年9月末	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
運用目的の金銭の信託	7,443	—

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託
(運用目的及び満期保有目的以外の金銭の信託)

(金額単位　百万円)

	平成15年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	20,070	20,054	△16	249	265

(注) 1. 中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位　百万円)

	平成15年9月末
評価差額	281,549
その他有価証券	281,565
その他の金銭の信託	△16
(+) 繰延税金資産	△110,389
その他有価証券評価差額金(持分相当額調整前)	171,159
(△) 少数株主持分相当額	△4,343
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	722
その他有価証券評価差額金	176,225

(注) 1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円(収益)であります。
2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く。)を含んでおります。

(1)金利関連取引

(金額単位　百万円)

区分	種類	平成15年9月末		
		契約額等	時価	評価損益
取引所	金利先物	213,646,304	7,059	7,059
	金利オプション	2,815,783	△314	△314
店頭	金利先渡契約	19,588,774	764	764
	金利スワップ	378,671,001	286,193	286,193
	金利スワップション	6,857,851	△30,654	△30,654
	キャップ	8,861,038	1,313	1,313
	フロアー	506,180	△888	△888
	その他	249,262	2,642	2,642
合計			266,116	266,116

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は78百万円(利益)であります。

(2)通貨関連取引

(金額単位　百万円)

区分	種類	平成15年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	16,370,428	65,930	149,520
	通貨スワップション	1,563,973	20,038	20,038
	為替予約	33,529,491	△125,004	△125,004
	通貨オプション	6,553,725	△7,407	△7,407
	その他	18,119	46	46
合計			△46,397	37,193

(注) 1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△178百万円(損失)であります。
2. 従来、引直し対象の為替予約、通貨オプション等は、当中間連結会計期間から上記に含めて記載しております。

(3)株式関連取引

(金額単位　百万円)

区分	種類	平成15年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	30	0	0
	株式指数オプション	5	△1	△1
店頭	有価証券店頭オプション	—	—	—
	有価証券 店頭指数等スワップ	—	—	—
	その他	10,481	0	0
合計			△0	△0

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4)債券関連取引

(金額単位　百万円)

区分	種類	平成15年9月末		
		契約額等	時価	評価損益
取引所	債券先物	868,606	△848	△848
	債券先物オプション	65,081	△104	△104
店頭	債券店頭オプション	2,364,407	△6,965	△6,965
合計			△7,919	△7,919

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5)商品関連取引

(金額単位　百万円)

区分	種類	平成15年9月末		
		契約額等	時価	評価損益
店頭	商品スワップ	134,986	2,680	2,680
	商品オプション	10,426	23	23
合計			2,704	2,704

(注) 1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

(6)クレジットデリバティブ取引

(金額単位　百万円)

区分	種類	平成15年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	63,884	1,096	1,096
	その他	79,260	176	176
合計			1,272	1,272

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

セグメント情報

(1)事業の種類別セグメント情報

(金額単位 百万円)

	平成15年度中間期					
	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益 (1) 外部顧客に対する経常収益 (2) セグメント間の内部経常収益	 1,276,476 14,913	 317,650 9,527	 166,708 90,622	 1,760,835 115,063	 — (115,063)	 1,760,835 —
計	1,291,389	327,177	257,331	1,875,898	(115,063)	1,760,835
経常費用	1,168,804	313,395	220,912	1,703,112	(107,786)	1,595,326
経常利益	122,584	13,782	36,418	172,785	(7,277)	165,508

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業…………………銀行業
(2) リース業………………リース業
(3) その他事業…………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

(2)所在地別セグメント情報

(金額単位 百万円)

	平成15年度中間期						
	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益 (1) 外部顧客に対する経常収益 (2) セグメント間の内部経常収益	 1,606,056 21,629	 71,757 19,230	 43,371 2,464	 39,649 6,062	 1,760,835 49,386	 — (49,386)	 1,760,835 —
計	1,627,685	90,988	45,836	45,712	1,810,221	(49,386)	1,760,835
経常費用	1,521,296	56,531	37,252	25,388	1,640,469	(45,143)	1,595,326
経常利益	106,388	34,456	8,583	20,323	169,752	(4,243)	165,508

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

(3)海外経常収益

(金額単位 百万円)

	平成15年度中間期
海外経常収益	154,778
連結経常収益	1,760,835
海外経常収益の連結経常収益に占める割合	8.8%

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

中間財務諸表

当社の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書については、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。
以下の中間貸借対照表及び中間損益計算書は、上記の中間財務諸表に基づいて作成しております。

中間貸借対照表

（金額単位　百万円）

科目	平成15年度中間期末 平成15年9月30日現在	平成14年度末 平成15年3月31日現在
（資産の部）		
流動資産		
現金及び預金	61,841	64,725
その他	3,613	41,383
流動資産合計	65,455	106,108
固定資産		
有形固定資産	0 ※1	0
無形固定資産	34	26
投資その他の資産	3,291,175	3,306,185
関係会社株式	3,246,072	3,260,957
関係会社長期貸付金	40,000 ※2	40,000
その他	5,102	5,227
固定資産合計	3,291,210	3,306,213
繰延資産	**1,056**	**1,207**
資産の部合計	**3,357,722**	**3,413,529**
（負債の部）		
流動負債		
短期借入金	230,000	256,501
賞与引当金	76	83
その他	151	857
流動負債合計	230,228	257,442
負債の部合計	**230,228**	**257,442**
（資本の部）		
資本金	**1,247,650**	**1,247,650**
資本剰余金		
資本準備金	1,247,762	1,747,266
その他資本剰余金	499,501	—
資本剰余金合計	1,747,263	1,747,266
利益剰余金		
利益準備金	—	496
任意積立金	30,420	30,420
中間（当期）未処分利益	102,624	130,605
利益剰余金合計	133,044	161,521
自己株式	**△463**	**△351**
資本の部合計	**3,127,494**	**3,156,086**
負債及び資本の部合計	**3,357,722**	**3,413,529**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間損益計算書

（金額単位　百万円）

科目	平成15年度中間期 自 平成15年4月 1 日 至 平成15年9月30日	平成14年度 自 平成14年12月 2 日 至 平成15年 3 月31日
営業収益	**7,146**	**131,519**
関係会社受取配当金	3,020	128,265
関係会社受入手数料	3,707	3,124
関係会社貸付金利息	419	128
営業費用	**1,508**	**971**
販売費及び一般管理費	1,508 ※2	971
その他	―	0
営業利益	**5,637**	**130,547**
営業外収益	**109**	**13**
営業外費用	**712 ※1**	**10,926**
経常利益	**5,035**	**119,634**
税引前中間(当期)純利益	**5,035**	**119,634**
法人税、住民税及び事業税	**1**	**156**
法人税等調整額	**204**	**△5,259**
中間(当期)純利益	**4,829**	**124,738**
前期繰越利益	**97,298**	**―**
合併による未処分利益受入額	**―**	**5,867**
利益準備金取崩額	**496**	**―**
中間(当期)未処分利益	**102,624**	**130,605**

(注) 記載金額は、百万円未満を切り捨てて表示しております。

中間財務諸表作成のための基本となる重要な事項（当中間会計期間 自 平成15年4月1日 至 平成15年9月30日）

1. 有価証券の評価基準及び評価方法

（1）子会社株式及び関連会社株式
移動平均法による原価法により行っております。

（2）その他有価証券
時価のないものについては、移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法

（1）有形固定資産
建物については、定額法を採用しております。

（2）無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

4. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

5. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

注記事項（当中間会計期間 自 平成15年4月1日 至 平成15年9月30日）

（中間貸借対照表関係）

※1. 有形固定資産の減価償却累計額	0百万円

※2. 劣後特約付貸付金
関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。

（中間損益計算書関係）

※1. 営業外費用のうち主要なもの	
支払利息	436百万円
創立費償却	150百万円
※2. 減価償却実施額	
有形固定資産	0百万円
無形固定資産	3百万円

（リース取引関係）

記載対象の取引はありません。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるものはありません。

損益の状況（連結）

平成14年度中間期の計数は、旧三井住友銀行の計数を表示しており、旧わかしお銀行の計数を含んでおります。

■国内・海外別収支

（金額単位　百万円）

区分	平成14年度中間期				平成15年度中間期			
	国内	海外	相殺消去額(△)	合計	国内	海外	消去又は全社(△)	合計
資金運用収益	759,681	207,905	△12,730	954,856	711,326	134,190	△19,110	826,407
資金調達費用	124,957	113,942	△18,012	220,887	125,002	54,615	△16,465	163,152
資金運用収支	634,723	93,963	5,281	733,969	586,324	79,574	△2,644	663,254
信託報酬	/	/	/	/	84	—	—	84
役務取引等収益	189,344	15,337	△63	204,619	222,815	14,595	△251	237,159
役務取引等費用	40,388	1,882	△75	42,195	39,882	2,365	△278	41,969
役務取引等収支	148,956	13,455	11	162,423	182,933	12,229	26	195,190
特定取引収益	99,544	15,274	△4,285	110,534	153,718	13,100	△2,915	163,904
特定取引費用	3,660	1,342	△4,285	718	2,193	721	△2,915	—
特定取引収支	95,883	13,932	—	109,816	151,525	12,379	—	163,904
その他業務収益	426,221	18,200	△326	444,096	446,111	13,830	△256	459,685
その他業務費用	324,732	9,205	△50	333,888	420,639	12,406	△65	432,980
その他業務収支	101,489	8,995	△275	110,208	25,471	1,424	△191	26,704

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成14年度中間期24百万円、平成15年度中間期16百万円）を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄及び「消去又は全社（△）」欄に表示しております。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成14年度中間期			平成15年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	86,073,041	759,681	1.77%	80,904,257	711,326	1.76%
うち貸出金	57,928,839	550,815	1.90	54,619,544	521,345	1.91
うち有価証券	22,558,111	118,723	1.05	23,738,285	118,891	1.00
うちコールローン及び買入手形	744,673	1,295	0.35	388,832	716	0.37
うち買現先勘定	203,451	2	0.00	29,137	2	0.02
うち債券貸借取引支払保証金	1,251,579	92	0.01	659,019	71	0.02
うち預け金	1,190,038	11,074	1.86	668,518	2,533	0.76
資金調達勘定	88,812,347	124,957	0.28	85,135,275	125,002	0.29
うち預金	58,582,876	36,447	0.12	59,740,859	27,716	0.09
うち譲渡性預金	5,973,833	1,335	0.04	4,244,403	434	0.02
うちコールマネー及び売渡手形	11,390,362	773	0.01	7,489,079	536	0.01
うち売現先勘定	444,662	14	0.01	2,103,516	66	0.01
うち債券貸借取引受入担保金	4,551,555	13,239	0.58	4,867,352	24,556	1.01
うちコマーシャル・ペーパー	354,590	229	0.13	160,083	105	0.13
うち借用金	3,604,263	41,622	2.31	3,309,960	36,489	2.20
うち社債	2,423,510	18,644	1.54	2,779,101	20,824	1.50

（注）1.「国内」とは、当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成14年度中間期769,304百万円、平成15年度中間期1,043,589百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成14年度中間期41,752百万円、平成15年度中間期33,861百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成14年度中間期41,752百万円、平成15年度中間期33,861百万円）及び利息（平成14年度中間期23百万円、平成15年度中間期16百万円）を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

海外	平成14年度中間期			平成15年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	10,067,312	207,905	4.13%	7,868,913	134,190	3.41%
うち貸出金	6,423,396	107,110	3.34	5,279,586	80,147	3.04
うち有価証券	1,576,626	16,085	2.04	1,205,801	22,273	3.69
うちコールローン及び買入手形	125,557	1,210	1.93	106,562	1,259	2.36
うち買現先勘定	132,242	659	1.00	129,285	1,482	2.29
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち預け金	1,325,772	17,570	2.65	748,807	3,454	0.92
資金調達勘定	6,928,454	113,942	3.29	5,184,006	54,615	2.11
うち預金	4,149,786	47,487	2.29	3,432,379	29,787	1.74
うち譲渡性預金	240,670	3,345	2.78	138,530	1,741	2.51
うちコールマネー及び売渡手形	187,853	1,548	1.65	122,188	770	1.26
うち売現先勘定	964,061	8,918	1.85	471,962	2,953	1.25
うち債券貸借取引受入担保金	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	216,658	2,977	2.75	116,137	1,697	2.92
うち社債	1,161,175	20,280	3.49	881,456	16,621	3.77

（注）1.「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成14年度中間期20,265百万円、平成15年度中間期27,755百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成14年度中間期137百万円、平成15年度中間期—百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成14年度中間期137百万円、平成15年度中間期—百万円）及び利息（平成14年度中間期1百万円、平成15年度中間期—百万円）を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

合計	平成14年度中間期			平成15年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	95,057,193	954,856	2.01%	87,606,658	826,407	1.89%
うち貸出金	63,291,297	639,943	2.02	58,998,690	585,813	1.99
うち有価証券	24,134,339	140,090	1.16	24,944,087	138,520	1.11
うちコールローン及び買入手形	870,231	2,505	0.58	495,395	1,975	0.80
うち買現先勘定	335,694	662	0.39	158,423	1,484	1.87
うち債券貸借取引支払保証金	1,251,579	92	0.01	659,019	71	0.02
うち預け金	2,494,241	28,616	2.29	1,151,314	5,201	0.90
資金調達勘定	94,657,154	220,887	0.47	89,152,422	163,152	0.37
うち預金	62,710,606	83,905	0.27	62,906,880	56,717	0.18
うち譲渡性預金	6,214,504	4,680	0.15	4,382,933	2,176	0.10
うちコールマネー及び売渡手形	11,578,216	2,322	0.04	7,611,268	1,306	0.03
うち売現先勘定	1,408,724	8,932	1.27	2,575,479	3,019	0.23
うち債券貸借取引受入担保金	4,551,555	13,239	0.58	4,867,352	24,556	1.01
うちコマーシャル・ペーパー	354,590	229	0.13	160,083	105	0.13
うち借用金	2,759,983	26,628	1.93	2,525,657	22,508	1.78
うち社債	3,584,287	38,912	2.17	3,660,558	37,446	2.05

（注）1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成14年度中間期789,083百万円、平成15年度中間期1,070,997百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成14年度中間期41,889百万円、平成15年度中間期33,861百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成14年度中間期41,889百万円、平成15年度中間期33,861百万円）及び利息（平成14年度中間期24百万円、平成15年度中間期16百万円）を資金調達勘定から、それぞれ控除して表示しております。

■役務取引の状況

（金額単位　百万円）

区分	平成14年度中間期				平成15年度中間期			
	国内	海外	相殺消去額(△)	合計	国内	海外	消去又は全社(△)	合計
役務取引等収益	189,344	15,337	△63	204,619	222,815	14,595	△251	237,159
うち預金・貸出業務	7,406	8,916	—	16,323	8,561	7,898	△8	16,452
うち為替業務	52,657	2,958	△0	55,614	55,181	2,843	△0	58,025
うち証券関連業務	13,321	1	—	13,323	22,505	0	—	22,505
うち代理業務	7,652	—	—	7,652	7,782	—	—	7,782
うち保護預り・貸金庫業務	2,226	3	—	2,229	3,119	2	—	3,121
うち保証業務	13,982	1,021	△62	14,940	13,565	1,529	△241	14,853
うちクレジットカード関連業務	42,509	—	—	42,509	44,268	—	—	44,268
役務取引等費用	40,388	1,882	△75	42,195	39,882	2,365	△278	41,969
うち為替業務	10,231	595	—	10,827	10,539	1,081	△0	11,621

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄及び「消去又は全社（△）」欄に表示しております。

■特定取引の状況

（金額単位　百万円）

区分	平成14年度中間期				平成15年度中間期			
	国内	海外	相殺消去額(△)	合計	国内	海外	消去又は全社(△)	合計
特定取引収益	99,544	15,274	△4,285	110,534	153,718	13,100	△2,915	163,904
うち商品有価証券収益	1,686	1,786	—	3,473	1,359	1,950	—	3,309
うち特定取引有価証券収益	—	—	—	—	286	—	—	286
うち特定金融派生商品収益	97,783	13,488	△4,285	106,986	152,045	11,149	△2,915	160,279
うちその他の特定取引収益	74	—	—	74	28	—	—	28
特定取引費用	3,660	1,342	△4,285	718	2,193	721	△2,915	—
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	718	—	—	718	—	—	—	—
うち特定金融派生商品費用	2,942	1,342	△4,285	—	2,193	721	△2,915	—
うちその他の特定取引費用	—	—	—	—	—	—	—	—

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄及び「消去又は全社（△）」欄に表示しております。

貸出の状況（連結）

平成14年度中間期の計数は、旧三井住友銀行の計数を表示しており、旧わかしお銀行の計数を含んでおります。

■貸出金の業種別構成

（金額単位　百万円）

区分		平成15年度中間期末	平成14年度末
国内（除く特別国際金融取引勘定分）	製造業	6,267,027	6,326,227
	農業、林業、漁業及び鉱業	175,030	207,518
	建設業	2,280,614	2,631,272
	運輸、情報通信、公益事業	3,340,128	3,082,989
	卸売・小売業	6,053,439	6,251,344
	金融・保険業	4,013,422	4,214,205
	不動産業	8,338,920	9,038,117
	各種サービス業	6,194,727	6,150,192
	地方公共団体	460,983	577,184
	その他	18,324,319	17,968,160
	合計	55,448,613	56,447,214
海外及び特別国際金融取引勘定分	政府等	108,783	141,741
	金融機関	349,711	312,632
	商工業	3,517,803	3,898,656
	その他	241,451	282,701
	合計	4,217,749	4,635,732
総合計		59,666,363	61,082,946

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 平成14年3月7日付総務省告示第139号により「日本標準産業分類」が改訂され、同年10月1日から適用されたことに伴い、「国内（除く特別国際金融取引勘定分）」に係る各業種別の貸出金残高は、改訂後の日本標準産業分類の区分に基づき記載しております。

（金額単位　百万円）

区分		平成14年度中間期末
国内（除く特別国際金融取引勘定分）	製造業	7,039,120
	農業、林業、漁業及び鉱業	181,574
	建設業	3,066,373
	運輸、通信その他公益事業	2,801,158
	卸売・小売業及び飲食店	7,015,624
	金融・保険業	4,135,129
	不動産業	9,216,236
	サービス業	6,581,068
	地方公共団体	541,783
	その他	16,857,927
	合計	57,435,996
海外及び特別国際金融取引勘定分	政府等	222,066
	金融機関	279,391
	商工業	4,478,915
	その他	136,907
	合計	5,117,281
総合計		62,553,278

（注）「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。

■リスク管理債権

（金額単位　百万円）

区分	平成14年度中間期末	平成15年度中間期末	平成14年度末
破綻先債権①	249,899	179,497	201,392
延滞債権②	3,116,433	2,287,238	2,710,164
3カ月以上延滞債権③	109,388	101,630	130,353
貸出条件緩和債権④	2,759,599	1,853,890	2,728,791
合計	6,235,319	4,422,255	5,770,700

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金。
②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金。
③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）。
④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①～③）。

当中間会計期間の当行の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書は、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。また、当行の前事業年度の財務諸表及び旧三井住友銀行の前中間会計期間の中間財務諸表については、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。
以下の中間貸借対照表及び中間損益計算書は、上記の中間財務諸表に基づいて作成しております。

中間貸借対照表

（金額単位　百万円）

科目	平成14年度中間期末 平成14年9月30日現在		平成15年度中間期末 平成15年9月30日現在	平成14年度末 平成15年3月31日現在
	旧三井住友銀行	旧わかしお銀行		
（資産の部）				
現金預け金	2,724,248	48,016	3,423,380	3,288,593
コールローン	234,817	—	232,136	99,774
買現先勘定	54,023	—	61,204	78,679
債券貸借取引支払保証金	2,186,491	—	625,010	1,981,243
買入手形	139,100	—	327,500	—
買入金銭債権	111,146	—	103,627	92,436
特定取引資産	3,025,923	—	2,984,076	3,950,372
商品有価証券	—	1,241	—	—
金銭の信託	44,104	—	27,493	24,628
有価証券	22,377,416	49,607	21,847,113	23,656,385
貸出金	58,902,641	381,192	55,153,522	57,282,365
外国為替	908,194	858	755,924	724,771
その他資産	2,077,687	1,298	1,865,874	1,848,486
動産不動産	855,921	10,246	681,442	707,303
繰延税金資産	1,859,314	—	1,711,738	1,814,625
支払承諾見返	5,272,481	1,033	4,498,916	4,416,292
貸倒引当金	△1,872,641	△4,553	△1,518,988	△2,074,797
資産の部合計	**98,900,873**	**488,941**	**92,779,975**	**97,891,161**

科目	旧三井住友銀行	旧わかしお銀行	平成15年度中間期末	平成14年度末
（負債の部）				
預金	57,311,051	459,893	57,746,253	58,610,731
譲渡性預金	4,856,700	—	3,454,958	4,913,526
コールマネー	2,504,778	—	2,202,679	2,686,456
売現先勘定	1,914,605	—	1,868,451	4,124,094
債券貸借取引受入担保金	3,820,124	—	4,624,779	4,777,187
売渡手形	10,203,400	—	5,715,900	6,203,300
コマーシャル・ペーパー	500	—	—	50,500
特定取引負債	2,186,161	—	1,608,728	2,425,632
借用金	3,006,739	—	2,648,173	2,795,160
外国為替	439,707	—	449,941	392,727
社債	2,472,142	—	2,884,076	2,624,099
信託勘定借	—	—	24,944	5,953
その他負債	1,684,911	2,020	2,309,751	1,428,432
賞与引当金	11,119	163	8,569	9,898
退職給付引当金	114,308	4,139	66,096	72,816
債権売却損失引当金	41,360	574	222	17,169
日本国際博覧会出展引当金	—	—	57	—
特別法上の引当金	18	—	18	18
再評価に係る繰延税金負債	61,815	—	55,835	57,937
支払承諾	5,272,481	1,033	4,498,916	4,416,292
負債の部合計	**95,901,925**	**467,825**	**90,168,353**	**95,611,937**
（資本の部）				
資本金	1,326,746	20,831	559,985	559,985
資本剰余金	1,684,373	0	1,237,307	1,237,307
資本準備金	1,326,758	0	879,693	879,693
その他資本剰余金	357,614	—	357,614	357,614
利益剰余金	392,874	676	557,289	414,536
任意積立金	221,548	—	221,540	221,548
中間（当期）未処分利益	171,326	676	335,749	192,987
土地再評価差額金	98,245	—	82,165	85,259
その他有価証券評価差額金	△502,705	△391	174,873	△17,864
自己株式	△586	—	—	—
資本の部合計	**2,998,947**	**21,116**	**2,611,621**	**2,279,223**
負債及び資本の部合計	**98,900,873**	**488,941**	**92,779,975**	**97,891,161**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間損益計算書

（金額単位　百万円）

科目	平成14年度中間期 自 平成14年4月1日 至 平成14年9月30日		平成15年度中間期 自 平成15年4月1日 至 平成15年9月30日	平成14年度 自 平成14年4月1日 至 平成15年3月31日
	旧三井住友銀行	旧わかしお銀行		
経常収益	**1,240,900**	**6,291**	**1,177,035**	**146,251**
資金運用収益	860,493	5,467	729,620	82,914
（うち貸出金利息）	(555,851)	(5,145)	(491,865)	(34,190)
（うち有価証券利息配当金）	(127,624)	(292)	(132,204)	(40,074)
信託報酬	—	—	84	5
役務取引等収益	130,980	437	150,162	31,783
特定取引収益	104,126	—	152,104	11,704
その他業務収益	102,559	272	88,276	14,702
その他経常収益	42,739	112	56,787	5,140
経常費用	**1,141,205**	**6,098**	**1,071,859**	**77,487**
資金調達費用	224,401	370	161,039	16,122
（うち預金利息）	(81,023)	(346)	(47,083)	(6,102)
役務取引等費用	45,196	308	50,831	8,338
特定取引費用	718	—	2,279	103
その他業務費用	30,017	11	110,774	5,120
営業経費	332,302	4,213	315,168	36,549
その他経常費用	508,569	1,194	431,765	11,253
経常利益	**99,694**	**192**	**105,175**	**68,763**
特別利益	**1,791**	**500**	**55,035**	**40,016**
特別損失	**40,527**	**8**	**17,222**	**2,669**
税引前中間（当期）純利益	**60,958**	**684**	**142,988**	**106,109**
法人税、住民税及び事業税	**6,787**	**8**	**12,573**	**905**
法人税等調整額	**9,308**	**—**	**△9,244**	**△77,836**
中間（当期）純利益	**44,862**	**676**	**139,659**	**183,040**
前期繰越利益	**124,362**	**0**	**192,995**	**0**
合併による未処分利益受入額	**—**	**—**	**—**	**398**
土地再評価差額金取崩額	**2,101**	**—**	**3,094**	**9,547**
中間（当期）未処分利益	**171,326**	**676**	**335,749**	**192,987**

（注）記載金額は、百万円未満を切り捨てて表示しております。

損益の状況（単体）

平成14年度中間期の計数は、旧三井住友銀行と旧わかしお銀行の単純合算計数を表示しております。

■国内・国際業務部門別粗利益

（金額単位　百万円）

区分	平成14年度中間期			平成15年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
資金運用収益	564,309	301,761	109 865,961	516,611	213,167	159 729,620
資金調達費用	41,721	183,135	109 224,746	34,922	126,259	159 161,023
資金運用収支	522,587	118,625	641,214	481,688	86,908	568,597
信託報酬	/	/	/	84	—	84
役務取引等収益	103,135	28,283	131,418	123,037	27,124	150,162
役務取引等費用	39,689	5,815	45,505	44,860	5,971	50,831
役務取引等収支	63,444	22,467	85,913	78,177	21,152	99,330
特定取引収益	751	103,374	104,126	416	151,688	152,104
特定取引費用	—	718	718	2,279	—	2,279
特定取引収支	751	102,656	103,408	△1,863	151,688	149,824
その他業務収益	51,373	51,459	102,832	51,222	37,054	88,276
その他業務費用	12,409	17,619	30,029	50,342	60,431	110,774
その他業務収支	38,963	33,838	72,803	880	△23,377	△22,497
業務粗利益	625,748	277,590	903,339	558,967	236,371	795,339

（注）1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引及び海外店の取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定分等は国際業務部門に含めております。
2. 資金調達費用は金銭の信託運用見合費用（平成14年度中間期24百万円、平成15年度中間期16百万円）を控除して表示しております。
3. 資金運用収益及び資金調達費用の合計欄の上段の計数は、国内業務部門と国際業務部門の間の資金貸借の利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内業務部門	平成14年度中間期			平成15年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(326,080) 76,541,368	(109) 564,309	1.47%	70,975,585	516,611	1.45%
うち貸出金	54,046,968	470,464	1.73	50,802,673	442,373	1.73
うち有価証券	20,028,308	70,468	0.70	19,207,937	56,730	0.58
うちコールローン	442,730	259	0.11	60,803	18	0.06
うち買現先勘定	169,595	1	0.00	—	—	—
うち債券貸借取引支払保証金	1,251,579	92	0.01	659,019	71	0.02
うち買入手形	161,017	4	0.00	188,115	2	0.00
うち預け金	110,038	124	0.22	53,750	51	0.19
資金調達勘定	75,803,062	41,721	0.10	(630,897) 72,139,125	(159) 34,922	0.09
うち預金	51,517,181	12,246	0.04	52,589,296	7,981	0.03
うち譲渡性預金	5,978,686	1,326	0.04	4,337,991	428	0.01
うちコールマネー	3,408,414	285	0.01	2,484,386	37	0.00
うち売現先勘定	484,189	15	0.00	2,126,632	66	0.00
うち債券貸借取引受入担保金	3,317,396	196	0.01	1,958,464	111	0.01
うち売渡手形	7,955,842	95	0.00	4,935,178	319	0.01
うちコマーシャル・ペーパー	186,459	81	0.08	4,385	0	0.01
うち借用金	1,045,032	15,313	2.92	945,358	13,511	2.85
うち社債	1,902,836	11,841	1.24	2,105,112	12,059	1.14

（注）1. 資金運用勘定は無利息預け金の平均残高（平成14年度中間期718,583百万円、平成15年度中間期981,818百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成14年度中間期41,728百万円、平成15年度中間期33,859百万円）及び利息（平成14年度中間期22百万円、平成15年度中間期16百万円）を、それぞれ控除して表示しております。
2. （　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含めております。

（金額単位　百万円）

国際業務部門	平成14年度中間期			平成15年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	14,759,399	301,761	4.07%	(630,897) 11,994,973	(159) 213,167	3.54%
うち貸出金	5,801,435	90,532	3.11	3,989,480	49,492	2.47
うち有価証券	3,881,440	57,448	2.95	5,269,491	75,474	2.85
うちコールローン	168,556	1,611	1.90	139,012	960	1.37
うち買現先勘定	58,027	269	0.92	90,939	359	0.78
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち買入手形	—	—	—	—	—	—
うち預け金	2,432,384	28,394	2.32	978,761	4,674	0.95
資金調達勘定	(326,080) 14,481,014	(109) 183,135	2.52	12,107,792	126,259	2.07
うち預金	7,615,867	69,123	1.81	5,763,505	39,101	1.35
うち譲渡性預金	155,930	2,672	3.41	66,829	1,207	3.60
うちコールマネー	229,642	1,944	1.68	152,108	949	1.24
うち売現先勘定	880,102	7,838	1.77	425,659	2,295	1.07
うち債券貸借取引受入担保金	1,226,778	13,042	2.12	2,898,594	24,444	1.68
うち売渡手形	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	2,151,872	40,636	3.76	1,738,176	33,618	3.85
うち社債	408,847	7,909	3.85	622,821	11,425	3.65

（注）1. 資金運用勘定は無利息預け金の平均残高（平成14年度中間期25,412百万円、平成15年度中間期27,917百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成14年度中間期160百万円、平成15年度中間期－百万円）及び利息（平成14年度中間期2百万円、平成15年度中間期－百万円）を、それぞれ控除して表示しております。
2. （　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含めております。
4. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式（前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

（金額単位　百万円）

合計	平成14年度中間期			平成15年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	90,974,686	865,961	1.89%	82,339,662	729,620	1.76%
うち貸出金	59,848,404	560,997	1.86	54,792,153	491,865	1.79
うち有価証券	23,909,748	127,917	1.06	24,477,428	132,204	1.07
うちコールローン	611,286	1,870	0.61	199,815	978	0.97
うち買現先勘定	227,623	271	0.23	90,939	359	0.78
うち債券貸借取引支払保証金	1,251,579	92	0.01	659,019	71	0.02
うち買入手形	161,017	4	0.00	188,115	2	0.00
うち預け金	2,542,422	28,518	2.23	1,032,512	4,726	0.91
資金調達勘定	89,957,996	224,746	0.49	83,616,020	161,023	0.38
うち預金	59,133,049	81,369	0.27	58,352,802	47,083	0.16
うち譲渡性預金	6,134,616	3,998	0.13	4,404,820	1,635	0.07
うちコールマネー	3,638,056	2,229	0.12	2,636,495	986	0.07
うち売現先勘定	1,364,291	7,854	1.14	2,552,292	2,361	0.18
うち債券貸借取引受入担保金	4,544,175	13,239	0.58	4,857,059	24,555	1.00
うち売渡手形	7,955,842	95	0.00	4,935,178	319	0.01
うちコマーシャル・ペーパー	186,459	81	0.08	4,385	0	0.01
うち借用金	3,196,905	55,949	3.49	2,683,535	47,130	3.50
うち社債	2,311,683	19,751	1.70	2,727,933	23,485	1.71

（注）1. 資金運用勘定は無利息預け金の平均残高（平成14年度中間期743,996百万円、平成15年度中間期1,009,736百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成14年度中間期41,888百万円、平成15年度中間期33,859百万円）及び利息（平成14年度中間期24百万円、平成15年度中間期16百万円）を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。
3. 社債の利息には社債発行差金償却を含めております。

■役務取引の状況

（金額単位　百万円）

区分	平成14年度中間期			平成15年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
役務取引等収益	103,135	28,283	131,418	123,037	27,124	150,162
うち預金・貸出業務	5,458	10,208	15,666	5,406	7,177	12,584
うち為替業務	42,825	10,523	53,348	44,766	10,264	55,030
うち証券関連業務	8,558	523	9,081	11,610	384	11,995
うち代理業務	6,467	—	6,467	6,529	—	6,529
うち保護預り・貸金庫業務	1,865	—	1,865	2,740	—	2,740
うち保証業務	2,967	2,042	5,009	3,035	2,621	5,656
役務取引等費用	39,689	5,815	45,505	44,860	5,971	50,831
うち為替業務	8,093	2,465	10,558	8,314	2,280	10,595

■特定取引の状況

（金額単位　百万円）

区分	平成14年度中間期			平成15年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
特定取引収益	751	103,374	104,126	416	151,688	152,104
うち商品有価証券収益	430	—	430	—	—	—
うち特定取引有価証券収益	—	—	—	—	286	286
うち特定金融派生商品収益	—	103,374	103,374	—	151,402	151,402
うちその他の特定取引収益	320	—	320	416	—	416
特定取引費用	—	718	718	2,279	—	2,279
うち商品有価証券費用	—	—	—	2,279	—	2,279
うち特定取引有価証券費用	—	718	718	—	—	—
うち特定金融派生商品費用	—	—	—	—	—	—
うちその他の特定取引費用	—	—	—	—	—	—

（注）内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

■その他業務の状況

（金額単位　百万円）

区分	平成14年度中間期			平成15年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
その他業務収支	38,963	33,838	72,803	880	△23,377	△22,497
うち国債等債券損益	39,068	37,560	76,628	2,386	16,385	18,771
うち金融派生商品損益	—	4,387	4,387	△1,828	△670	△2,499
うち外国為替売買損益	—	△8,058	△8,058	—	△39,042	△39,042

貸出の状況（単体）

平成14年度中間期の計数は、旧三井住友銀行と旧わかしお銀行の単純合算計数を表示しております。

■貸出金の業種別構成

（金額単位　百万円）

区分		平成15年度中間期末	平成14年度末
国内店	製造業	5,918,501	6,031,262
	農業、林業、漁業及び鉱業	159,085	192,795
	建設業	2,011,721	2,385,278
	運輸、情報通信、公益事業	3,200,039	2,968,971
	卸売・小売業	5,659,243	5,812,485
	金融・保険業	5,058,907	5,419,634
	不動産業	7,422,864	8,240,327
	各種サービス業	5,581,639	5,622,703
	地方公共団体	394,584	508,144
	その他	16,673,375	16,614,280
	合計	52,079,963	53,795,885
海外店	政府等	88,481	119,468
	金融機関	240,181	236,116
	商工業	2,576,498	2,945,122
	その他	168,398	185,772
	合計	3,073,559	3,486,479
総合計		55,153,522	57,282,365

（注）1. 海外店には特別国際金融取引勘定分を含めております。
2. 平成14年3月7日付総務省告示第139号により「日本標準産業分類」が改訂され、同年10月1日から適用されたことに伴い、「国内店」に係る各業種別の貸出金残高は、改訂後の日本標準産業分類の区分に基づき記載しております。

（金額単位　百万円）

区分		平成14年度中間期末
国内店	製造業	6,738,042
	農業、林業、漁業及び鉱業	165,332
	建設業	2,800,438
	運輸、通信その他公益事業	2,698,280
	卸売・小売業及び飲食店	6,570,238
	金融・保険業	5,097,287
	不動産業	8,413,128
	サービス業	6,028,094
	地方公共団体	475,194
	その他	15,576,418
	合計	54,562,464
海外店	政府等	221,313
	金融機関	292,175
	商工業	4,086,566
	その他	121,313
	合計	4,721,368
総合計		59,283,833

（注）海外店には特別国際金融取引勘定分を含めております。

■個人・中小企業等に対する貸出金及び割合

（単位　百万円、％）

区分	平成14年度中間期末	平成15年度中間期末	平成14年度末
中小企業等貸出金残高	36,791,883	35,937,060	36,733,241
中小企業等貸出金比率	67.4	69.0	68.3

（注）1. 貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
2. 中小企業等とは、資本金３億円（ただし、卸売業は１億円、小売業、サービス業は５千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

■消費者ローン残高

（金額単位　百万円）

区分	平成14年度中間期末	平成15年度中間期末	平成14年度末
消費者ローン残高	13,462,319	13,956,671	13,665,876
住宅ローン残高	12,037,048	12,717,977	12,339,291
うち自己居住用の住宅ローン残高	7,993,394	8,757,092	8,346,632
その他ローン残高	1,425,271	1,238,693	1,326,585

（注）住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

■リスク管理債権

（金額単位　百万円）

区分	平成14年度中間期末	平成15年度中間期末	平成14年度末
破綻先債権①	219,241	145,947	172,403
延滞債権②	2,780,046	1,957,746	2,390,173
３カ月以上延滞債権③	95,871	94,513	114,756
貸出条件緩和債権④	2,554,225	1,634,826	2,492,199
合計	5,649,384	3,833,032	5,169,531

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金。
②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金。
③「３カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として３月以上延滞している貸出金（除く①、②）。
④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①～③）。

■金融再生法に基づく開示債権

（金額単位　億円）

区分	平成14年度中間期末	平成15年度中間期末	平成14年度末
破産更生債権及びこれらに準ずる債権①	5,193	5,061	5,249
危険債権②	25,523	16,312	21,295
要管理債権③	26,501	17,293	26,069
（小計）	(57,217)	(38,666)	(52,613)
正常債権④	598,986	566,238	573,134
合計	656,203	604,904	625,747

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第７条に基づき開示するものであり、同法第６条に基づき、（中間）貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定、及び使用貸借又は賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

①「破産更生債権及びこれらに準ずる債権」：破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権。
②「危険債権」：債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権。
③「要管理債権」：３カ月以上延滞債権及び貸出条件緩和債権（除く①、②）。
④「正常債権」：債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権。

三井住友フィナンシャルグループ「SMFGホームページ」のご案内

▶ www.smfg.co.jp

にアクセスしてください。

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▶ SMFGについて

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●財務ハイライト　●最新の決算短信　●決算短信のバックナンバーの内容で構成しており、SMFGとグループ各社の財務に関する情報が入手できます。



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●株式事務手続きのご案内　●資本・株式等の状況　●配当情報などを掲載しています。



SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP

平成 16 年 2 月 10 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

厚生年金基金の代行部分の返上について

当社子会社である株式会社三井住友銀行は、同行の厚生年金基金が、確定給付企業年金法に基づき平成16年１月26日付で厚生労働大臣からその代行部分の将来支給義務免除の認可を受けたことに伴い、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告13号）第47－２項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務の消滅を認識いたしました。

これにより、当連結会計年度において特別利益として約600億円を計上する見込みです。

なお、本件は、当社の当期業績予想（平成 15 年 11 月発表）に織込んでおりません。今後業績予想の修正が必要となれば別途開示をいたします。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

Return of Substitutional Portion of SMBC's Pension Fund

Tokyo, February 10, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announces that the pension fund of its subsidiary Sumitomo Mitsui Banking Corporation ("SMBC") received approval of the exemption from payments of benefits related to future employee services in respect of substitutional portion of the public pension fund invested by the company. The approval was received from the Minister of Health, Labor and Welfare on January 26, 2004, based on the Law Concerning Defined-Benefit Corporate Pension Plans.

SMBC applies the transitional measures stipulated in the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" -JICPA Accounting Committee Report No.13, Section 47-2. As a result, the elimination of SMBC's retirement benefit obligations in respect of substitutional portion of its pension fund has been recognized as of the date of the approval.

In consequence of the above, an extraordinary gain of approximately 60 billion yen is expected to be recorded for the fiscal year ending March 31, 2004.

The gain has not taken into consideration on SMFG's financial forecast for the fiscal year ending March 31, 2004, announced on November 25, 2003. SMFG will additionally announce a revision of financial forecast, if necessary.